     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 9, 1999


                                                      REGISTRATION NO. 333-80367
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 5 TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                            ------------------------

                               HOTJOBS.COM, LTD.

             (Exact Name of Registrant as Specified in its Charter)

               DELAWARE                                  7361                                 13-3931821
   (State or Other Jurisdiction of           (Primary Standard Industrial                  (I.R.S. Employer
    Incorporation or Organization)           Classification Code Number)                Identification Number)

                            ------------------------

                       24 WEST 40TH STREET, 14(TH) FLOOR
                            NEW YORK, NEW YORK 10018
                                 (212) 302-0060
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                         ------------------------------

                             MR. RICHARD S. JOHNSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               HOTJOBS.COM, LTD.
                       24 WEST 40TH STREET, 14(TH) FLOOR
                            NEW YORK, NEW YORK 10018
                                 (212) 302-0060
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                         ------------------------------

                                   Copies to:

       ALEXANDER D. LYNCH, ESQ.                  ANDREW M. TUCKER, ESQ.
    BROBECK, PHLEGER & HARRISON LLP                   SHAW PITTMAN
       1633 BROADWAY, 47TH FLOOR                1676 INTERNATIONAL DRIVE
          NEW YORK, NY 10019                        MCLEAN, VA 22102
            (212) 581-1600                           (703) 790-7900

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _____________


    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                           SUBJECT TO COMPLETION
                                                                  AUGUST 9, 1999



                     [LOGO]
 3,000,000 SHARES

 COMMON STOCK


  This is HotJobs.com's initial public offering. We are offering 3,000,000 shares of common stock.



  We expect the public offering price to be between $9.00 and $11.00 per share. We expect that the common stock will be quoted on the Nasdaq National Market under the symbol "HOTJ."


  INVESTING IN OUR COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROPSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                           PROCEEDS,
                                                                                           BEFORE
                                                         PRICE TO          UNDERWRITING    EXPENSES,
                                                         PUBLIC            DISCOUNT        TO HOTJOBS
  Per Share                                              $                 $               $
  Total                                                  $                 $               $


  The underwriters may also purchase from HotJobs.com up to an additional 450,000 shares of common stock within 30 days from the date of this prospectus to cover over-allotments.


 DEUTSCHE BANC ALEX. BROWN

              BANCBOSTON ROBERTSON STEPHENS

                            SG COWEN


                                          E*OFFERING

                   THE DATE OF THIS PROSPECTUS IS       , 1999

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, ESPECIALLY THE RISKS OF PURCHASING OUR COMMON STOCK DISCUSSED UNDER "RISK FACTORS." REFERENCES IN THIS PROSPECTUS TO "WE," "OUR" AND "US" REFER TO HOTJOBS.COM, LTD.

                               HOTJOBS.COM, LTD.

OUR BUSINESS

    We are a leading Internet-based recruiting solutions company. Our suite of services leverages the Internet to provide a direct exchange of information between job seekers and employers. We developed these services based on our experience in the recruiting industry and our in-depth understanding of the needs of job seekers and employers. By solving many of the problems associated with traditional recruiting methods, we allow employers to more effectively manage their recruiting processes to save time and money. More than 2,700 recruiters from over 1,650 member employers subscribe to our online employment exchange, WWW.HOTJOBS.COM. We have added over 175 new memberships per month since February 1999. Our member employers include: Amazon.com, Inc., America Online, Inc., eBay Inc., The Home Depot, Inc., International Business Machines Corporation, Merck & Co., Inc., Microsoft Corporation, Nike, Inc. and The Walt Disney Company.

    The majority of our revenues are recurring and are primarily derived from employer memberships to our online employment exchange, WWW.HOTJOBS.COM. Our employment exchange allows member employers to access our database of over 450,000 job seekers and provides member employers with the tools to post, track and manage job openings in a real-time environment. We allow job seekers to identify, research, apply to and evaluate job opportunities, while enabling them to prevent unwanted access to their resumes. Headhunters are prohibited from using our employment exchange, ensuring direct contact between job seekers and member employers.

    We also provide employers with additional recruiting solutions such as our proprietary Softshoe recruiting software, our WorkWorld job fairs and online advertising and consulting services. Softshoe is a private label job board and applicant tracking system that enables companies to define, manage and analyze their recruiting practices and share relevant recruiting information across their organizations. Our Softshoe customers include: Coors Brewing Company, DoubleClick, Inc., Ford Motor Company, Humana Inc., Lucent Technologies, Inc. and Tricon Global Restaurants Inc. Our WorkWorld job fairs integrate with WWW.HOTJOBS.COM, enabling job seekers and employers to interact online in addition to providing direct physical interaction at the job fair.


    Revenues from our services have grown rapidly, primarily driven by increased employer memberships to our WWW.HOTJOBS.COM employment exchange. Our revenues increased from approximately $397,000 for the period ended December 31, 1997, to approximately $3.5 million for the fiscal year ended December 31, 1998. Our revenues for the three months ended March 31, 1999 were approximately $2.6 million.


OUR MARKET OPPORTUNITY

    According to industry sources, businesses in the U.S. spent in excess of $13 billion in 1997 to hire new employees by advertising job openings in newspapers and by hiring headhunters. We believe that factors such as the increasing labor shortage and employee turnover are forcing employers to increase spending for recruiting efforts in order to maintain and grow their workforce. Prior to the advent of the Internet, companies relied on traditional recruiting methods including newspaper advertisements and headhunters. The emergence of the Internet has created an opportunity to connect job seekers and employers more efficiently and cost effectively when compared to traditional recruiting methods. We believe that most of the advantages offered by Internet technology have not been fully applied to the recruiting market. We believe that an opportunity exists for HotJobs.com to become the leader in online recruiting solutions.

OUR SOLUTION

    We believe that traditional recruiting methods are expensive and relatively slow, and that our solution is more comprehensive and efficient than other online recruiting services. Our solution:

    - offers job seekers, free of charge, detailed and current information on a large and growing list of employers and job openings and value-added tools to help job seekers plan, execute, monitor and control their job searches;

    - ensures privacy by allowing job seekers to restrict employers from reviewing their resumes;

    - excludes headhunters to ensure a direct exchange of information between job seekers and employers;

    - combines our WWW.HOTJOBS.COM employment exchange, Softshoe recruiting software and WorkWorld job fairs to enable employers to reach job seekers through multiple channels; and

    - offers employers workflow management tools to streamline the recruiting process.

OUR STRATEGY

    Our objective is to become the leading provider of online recruiting services worldwide. Key elements of our strategy include:

    - build global brand awareness;

    - accelerate new subscriber growth;

    - continue to enhance site functionality and features;

    - expand our relationship with employers;

    - provide additional career channels in specific fields;

    - expand international operations; and

    - pursue strategic acquisitions.

CORPORATE INFORMATION

    We were incorporated in Delaware on February 20, 1997 as Hot Jobs, Inc. We changed our name to HotJobs.com, Ltd. on September 23, 1998. Our principal executive offices are located at 24 West 40th Street, 14th Floor, New York, New York 10018. Our telephone number at that location is (212) 302-0060 and our website address is WWW.HOTJOBS.COM. INFORMATION CONTAINED ON OUR WEBSITE DOES NOT CONSTITUTE PART OF THIS PROSPECTUS.

                                  THE OFFERING


Common stock offered by us..........  3,000,000 shares

Common stock to be outstanding after
  the offering......................  26,554,019 shares

Use of proceeds.....................  For general corporate purposes, including increasing our sales and marketing efforts; developing our
                                      infrastructure, products and services; obtaining
                                      additional office space; hiring additional personnel;
                                      and possible acquisitions. See "Use of Proceeds."

Proposed Nasdaq National Market
  symbol............................  HOTJ


    The foregoing information is based on the shares outstanding as of July 15, 1999. The total number of shares that we assume will be outstanding after the offering:

    - includes 3,934,019 shares of common stock to be issued upon conversion of our Series A Preferred Stock upon closing of this offering at a conversion price of approximately $4.12 per share;

    - excludes 4,500,000 shares reserved for future grants under our 1999 Stock Option/Stock Issuance Plan;

    - excludes 250,000 shares reserved for future issuances under our Employee Stock Purchase Plan; and

    - excludes 4,314,200 shares of common stock issuable at a weighted average exercise price of approximately $0.62 per share upon exercise of stock options outstanding at July 15, 1999, 3,492,000 of which are exercisable upon completion of this offering.

    See "Capitalization" for information with respect to our capitalization as of March 31, 1999, our pro forma financial information and our pro forma financial information as adjusted to reflect our capitalization after this offering.

    UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS:

    - REFLECTS THE COMPLETION OF A 2,000-FOR-ONE STOCK SPLIT ON APRIL 9, 1999;

    - REFLECTS THE AUTOMATIC CONVERSION OF ALL OUTSTANDING SHARES OF OUR SERIES A PREFERRED STOCK INTO 3,934,019 SHARES OF OUR COMMON STOCK UPON THE CLOSING OF THIS OFFERING;

    - EXCEPT FOR THE FINANCIAL STATEMENTS, ASSUMES THE COMPLETION OF A 24-FOR-ONE STOCK SPLIT IN CONNECTION WITH THIS OFFERING; AND

    - ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

    Softshoe-Registered Trademark- is a registered trademark of HotJobs.com, Ltd. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

                             SUMMARY FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

    The following table sets forth certain summary financial data for HotJobs.com. You should read this information together with the financial statements and the notes to those statements appearing elsewhere in this prospectus and the information under "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                  PERIOD FROM
                                                  FEBRUARY 20,
                                                1997 (INCEPTION)                        THREE MONTHS ENDED
                                                       TO           YEAR ENDED               MARCH 31,
                                                  DECEMBER 31,     DECEMBER 31,   -------------------------------
                                                      1997             1998            1998             1999
                                                ----------------  --------------  ---------------  --------------
                                                                                            (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
 Revenues:
  Service fees................................   $          361   $        3,038  $           347  $        1,960
  Software license fees.......................               23              225               45              78
  Job fair fees...............................               --               --               --             216
  Other.......................................               13              249                5             395
                                                ----------------  --------------  ---------------  --------------
      Total revenues..........................              397            3,512              397           2,649
 Cost of revenues.............................               12              505               77             588
                                                ----------------  --------------  ---------------  --------------
      Gross profit............................              385            3,007              320           2,061
 Operating expenses:
  Product development.........................              174              474               90             157
  Sales and marketing.........................              431            3,085              524           3,229
  General and administrative..................              725            1,642              274             823
                                                ----------------  --------------  ---------------  --------------
      Total operating expenses................            1,330            5,201              888           4,209
                                                ----------------  --------------  ---------------  --------------
        Loss from operations..................             (945)          (2,194)            (568)         (2,148)
 Net interest expense.........................               --               63                7              68
                                                ----------------  --------------  ---------------  --------------
        Net loss..............................   $         (945)  $       (2,257) $          (575) $       (2,216)
                                                ----------------  --------------  ---------------  --------------
                                                ----------------  --------------  ---------------  --------------
 Basic and diluted net loss per common
  share.......................................   $        (0.04)  $        (0.11) $         (0.03) $        (0.11)
                                                ----------------  --------------  ---------------  --------------
                                                ----------------  --------------  ---------------  --------------
 Weighted average shares outstanding used in
  basic and diluted net loss per common share
  calculation(1)..............................       21,300,000       21,044,184       21,300,000      20,820,000
                                                ----------------  --------------  ---------------  --------------
                                                ----------------  --------------  ---------------  --------------



                                                                      MARCH 31, 1999
                                                           ------------------------------------
                                                                                    PRO FORMA
                                                                          PRO           AS
                                                            ACTUAL     FORMA(2)    ADJUSTED(3)
                                                           ---------  -----------  ------------
                                                                       (UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash equivalents..............................  $     258   $  16,458    $   42,838
  Working capital (deficit)..............................     (6,082)     10,118        36,498
  Total assets...........................................      4,125      20,325        46,705
  Obligations under capital leases, excluding current
    installments.........................................        317         317           317
  Total stockholders' equity (deficit)...................     (5,098)     11,102        37,482


------------------------
(1) Assumes the completion of a 24-for-one stock split in connection with this offering.


(2) Pro forma information gives effect to our issuance of 1,620,000 shares of Series A Preferred Stock effective May 10, 1999, for cash proceeds of $16.2 million and the recording of a beneficial conversion feature of $16.2 million as additional paid-in capital.



(3) Pro forma as adjusted information gives effect to the automatic conversion of all of the outstanding Series A Preferred Stock into 3,934,019 shares of common stock upon consummation of this offering and our sale of 3,000,000 shares to be sold in this offering assuming an initial public offering price of $10.00 per share, less the underwriters' discounts and commissions and estimated expenses of the offering.

                                  RISK FACTORS

    AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING INFORMATION ABOUT THESE RISKS, TOGETHER WITH THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS WOULD LIKELY SUFFER. IN THIS CASE, THE MARKET PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.

          RISKS RELATED TO OUR FINANCIAL CONDITION AND BUSINESS MODEL

WE HAVE A LIMITED OPERATING HISTORY SO IT WILL BE DIFFICULT FOR YOU TO EVALUATE AN INVESTMENT IN OUR COMPANY.

    We were incorporated and began generating revenues in February 1997. Accordingly, we have only a limited operating history for you to evaluate an investment in our company. As a new company, we face risks and uncertainties relating to our ability to successfully implement our strategy. You must consider the risks, expenses and uncertainties that an early stage company like ours faces. If we cannot address these risks and uncertainties or are unable to execute our strategy, our company may not be successful, which could reduce the value of your investment.

WE HAVE NOT BEEN PROFITABLE, AND WE EXPECT OUR LOSSES TO CONTINUE.


    We have never been profitable. If our revenues grow at a slower rate than we anticipate, or if our spending levels exceed our expectations or cannot be adjusted to reflect slower revenue growth, we may not generate sufficient revenues to achieve or sustain profitability. In this case, the value of your investment could be reduced. For the year ended December 31, 1998, we incurred net losses from operations of approximately $2.2 million. For the quarter ended March 31, 1999, we incurred net losses from operations of approximately $2.1 million. As of March 31, 1999, we had an accumulated deficit of approximately $5.4 million. We expect to continue to lose money in the foreseeable future because we anticipate incurring significant expenses in connection with building awareness of HotJobs.com and improving our products and services. We forecast our future expense levels based on our operating plans and our estimates of future revenues. We may find it necessary to accelerate expenditures relating to our sales and marketing efforts or otherwise increase our financial commitment to creating and maintaining brand awareness among potential job seekers and employers.


YOU SHOULD NOT RELY ON OUR QUARTERLY OPERATING RESULTS AS AN INDICATION OF OUR FUTURE RESULTS BECAUSE THEY ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS. FLUCTUATIONS IN OUR OPERATING RESULTS OR THE FAILURE OF OUR OPERATING RESULTS TO MEET THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS AND INVESTORS MAY NEGATIVELY IMPACT OUR STOCK PRICE.

    Our quarterly operating results may fluctuate significantly in the future due to a variety of factors that could affect our revenues or our expenses in any particular quarter. Fluctuations in our quarterly operating results could cause our stock price to decline.

    You should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. Factors that may affect our quarterly results include:

    - mismatches between resource allocation and consumer demand due to difficulties in predicting consumer demand in a new market;

    - the demand for and acceptance of our website, products, product enhancements and services;

    - the timing, amount and mix of subscription, license and service payments;

    - changes in general economic conditions, such as recessions, that could affect recruiting efforts generally and online recruiting efforts in particular;

    - the magnitude and timing of marketing initiatives;

    - the maintenance and development of our strategic relationships;

    - the introduction, development, timing, competitive pricing and market acceptance of our products and services and those of our competitors;

    - the attraction and retention of key personnel;

    - our ability to manage our anticipated growth and expansion;

    - our ability to attract qualified job seekers; and

    - technical difficulties or system downtime affecting the Internet generally or the operation of our products and services specifically.

    As a result of the factors listed above and because the online recruiting market is new and it is difficult to predict customer demand, it is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. This could cause our stock price to decline. In addition, we plan to significantly increase our operating expenses to expand our sales and marketing, administration, consulting and training, maintenance and technical support and research and development groups. If revenues fall below our expectations in any quarter and we are unable to quickly reduce our spending in response, our operating results would be lower than expected and our stock price may fall.

OUR BUSINESS MODEL IS UNPROVEN AND MAY NOT BE ADAPTABLE TO A CHANGING MARKET.

    If we are not able to anticipate changes in the online recruiting market or if our business model is not successful, we may not be able to expand our business or to successfully compete with other companies, which could reduce the value of your investment. Our current business model depends on recurring revenue from employers using our website and hosting fees associated with our application software. Our revenue model and profit potential are unproven. If current employers decide to discontinue our service and we are unable to replace them with new employers, our revenues could decrease. It is possible that we will be required to further adapt our business model in response to additional changes in the online recruiting market or if our current business model is not successful.

WE MAY NOT BE ABLE TO OBTAIN SUFFICIENT FUNDS TO GROW OUR BUSINESS AND ANY ADDITIONAL FINANCING MAY BE ON TERMS ADVERSE TO YOUR INTERESTS.


    We may need additional financing to continue to grow our business. If additional financing is not available when required or is not available on acceptable terms, we may be unable to fund our expansion, successfully promote our brand name, develop or enhance our products and services, take advantage of business opportunities or respond to competitive pressures, any of which could reduce the value of your investment. If we are able to raise additional funds and we do so by issuing equity securities, you may experience significant dilution of your ownership interest and holders of these securities may have rights senior to those of the holders of our common stock. If we obtain additional financing by issuing debt securities, the terms of these securities could restrict or prevent us from paying dividends and could limit our flexibility in making business decisions. In this case, the value of your investment could be reduced.

    We currently anticipate that the net proceeds from this offering, together with available funds, will be sufficient to meet our anticipated needs for at least the next 12 months. Because we expect to generate losses for the foreseeable future, income from our operations may not be sufficient to meet our needs after that period. We expect to raise additional funds in the future in order to fund our anticipated growth, more aggressive marketing programs or the acquisition of complementary businesses, technologies and services. Obtaining additional financing will be subject to a number of factors including:

    - market and economic conditions;

    - our financial condition and operating performance; and

    - investor sentiment.

    These factors may make the timing, amount, terms and conditions of additional financing unattractive for us.

                   RISKS RELATED TO OUR MARKETS AND STRATEGY

THE INTERNET IS NOT A PROVEN RECRUITING MEDIUM.


    If we are unable to compete with traditional recruiting and job seeking methods, our revenues and the value of your investment could be reduced. The future of our business is dependent on the acceptance by job seekers and employers of the Internet as an effective job seeking and recruiting tool. Of the 6 million businesses in the U.S., Forrester Research, Inc. estimates that only 15,000 businesses currently recruit online. The online recruiting market is new and rapidly evolving, and we do not yet know how effective online recruiting is compared to traditional recruiting methods. The adoption of online recruiting and job seeking, particularly among those that have historically relied upon traditional recruiting methods, requires the acceptance of a new way of conducting business, exchanging information, advertising and applying for jobs. Many of our potential employer customers have little or no experience using the Internet as a recruiting tool, and only select segments of the job seeking population have experience using the Internet to look for jobs. As a result, we cannot be sure that we will be able to effectively compete with traditional recruiting and job seeking methods.


WE WILL ONLY BE ABLE TO EXECUTE OUR BUSINESS MODEL IF USE OF THE INTERNET GROWS.

    If Internet usage does not continue to grow, we may not be able to meet our business objectives, which could decrease the value of your investment. Internet usage may be inhibited by any of the following factors:

    - the Internet infrastructure may not be able to support the demands placed on it, or its performance and reliability may decline as usage grows;

    - websites may not be able to provide adequate security and authentication of confidential information contained in transmissions over the Internet; and

    - the Internet industry may not be able to adequately respond to privacy concerns of potential users.

WE MAY NOT BE ABLE TO DEVELOP AWARENESS OF OUR BRAND NAME.


    If we fail to successfully promote and maintain our HotJobs.com brand name, incur significant expenses in promoting our brand and fail to generate a corresponding increase in revenue as a result of our branding efforts, or encounter legal obstacles which prevent our continued use of our brand name, our revenues and the value of your investment could be materially adversely affected. We believe that continuing to build awareness of our brand name is critical to achieving widespread acceptance of our business. Brand recognition is a key differentiating factor among providers of online recruiting services, and we believe it could become more important as competition in the online recruiting market increases. In order to maintain and build brand awareness, we must succeed in our marketing efforts, provide high quality services and increase the number of high quality job seekers using WWW.HOTJOBS.COM. Failure to successfully maintain and build awareness of our brand could reduce our revenues and the value of your investment.


WE MAY NOT BE ABLE TO SUCCESSFULLY INTRODUCE NEW OR ENHANCED PRODUCTS AND SERVICES.


    The failure of any new or enhanced products and services to achieve market acceptance and generate revenue could result in a material adverse effect on our revenues and the value of your investment. We expect to introduce enhanced products and services in order to generate additional revenues, attract and retain more employers, attract more job seekers to our website and respond to competition. Any new or enhanced product or service we introduce that is not favorably received could damage our reputation and the perception of our brand name.



    WE WILL NOT BE ABLE TO ATTRACT JOB SEEKERS OR EMPLOYERS IF WE DO NOT CONTINUALLY ENHANCE AND DEVELOP THE CONTENT AND FEATURES OF OUR PRODUCTS AND SERVICES. To remain competitive, we must continually improve the responsiveness, functionality and features of our products and services and develop other products and services that are attractive to job seekers and employers. We may not succeed in developing or introducing features, functions, products or services that job seekers and employers find attractive. This could reduce the number of job seekers and employers using WWW.HOTJOBS.COM and materially adversely affect our revenues and the value of your investment.



    WE MAY LOSE BUSINESS IF WE FAIL TO KEEP PACE WITH RAPIDLY CHANGING TECHNOLOGIES AND CUSTOMER NEEDS. If we are unable to timely and successfully develop and introduce new products and enhancements to existing products in response to our industry's changing technological requirements, our revenues and the value of your investment could be materially adversely affected. Our success is dependent on our ability to develop new and enhanced software, services and related products to meet rapidly evolving technological requirements for online recruiting software and solutions. Our current technology may not meet the future technical requirements of employers. Trends that could have a critical impact on our success include:


    - rapidly changing technology in online recruiting;

    - evolving industry standards, including both formal and DE FACTO standards relating to online recruiting;

    - developments and changes relating to the Internet;

    - competing products and services that offer increased functionality; and


    - changes in employer and job seeker requirements.


OUR BUSINESS AND GROWTH WILL SUFFER IF WE ARE UNABLE TO HIRE AND RETAIN HIGHLY SKILLED PERSONNEL.


    If we are unable to hire and retain skilled personnel, our growth may be restricted, the quality of our products and services reduced and our revenues and the value of your investment reduced. Our future success depends on our ability to attract, train, motivate and retain highly skilled employees. Competition for highly skilled employees is intense, particularly in the Internet industry. We may be unable to retain our skilled employees or attract, assimilate and retain other highly skilled employees in the future. We have from time to time in the past experienced, and we may experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications.


WE MAY NOT BE ABLE TO EFFECTIVELY MANAGE OUR EXPANDING OPERATIONS.


    If we are not able to expand our operations in an efficient manner, our expenses could grow disproportionately to revenues or our revenues could decline or grow more slowly than expected, either of which could have a material adverse effect on the value of your investment. We have recently experienced a period of rapid growth. In order to execute our business plan, we must continue to grow significantly. We had 15 employees in January 1998. As of June 30, 1999, the number had increased to 107. We expect that the number of our employees will continue to increase for the foreseeable future. This growth has placed, and our anticipated future growth combined with the requirements we will face as a public company, will continue to place, a significant strain on our management, systems and resources. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures. We will also need to continue to expand and maintain close coordination among our technical, accounting, finance and sales and marketing organizations. If we do not succeed in these efforts, it could reduce our revenues and the value of your investment.


INTENSE COMPETITION MAY RENDER OUR SERVICES AND PRODUCTS UNCOMPETITIVE OR OBSOLETE.

    Due to competition, we may experience reduced margins on our products and services, loss of market share or less use of WWW.HOTJOBS.COM by job seekers and employers. If we are not able to compete effectively with current or future competitors as a result of these and other factors, our revenues could be materially adversely affected.

    The market for online recruiting solutions is intensely competitive and highly fragmented. We compete with companies, including recruiting search firms, that offer a single database job board solution, such as Monster.com, as well as newspapers, magazines and other traditional media companies that provide online job search services, such as CareerPath.com. We also compete with large Internet information hubs, or portals, such as Excite@Home. We may experience competition from potential customers to the extent that they develop their own online recruiting offerings internally. In addition, we compete with traditional recruiting services, such as headhunters, for a share of employers' total recruiting budgets. We expect to face additional competition as other established and emerging companies, including print media companies and headhunters with established brands, enter the online recruiting market.

    Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources and larger customer bases than we do. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their businesses or to offer more comprehensive solutions.


    We believe that there will be rapid business consolidation in the online recruiting industry. Accordingly, new competitors may emerge and rapidly acquire significant market share. In addition, new technologies will likely increase the competitive pressures that we face. The development of competing technologies by market participants or the emergence of new industry standards may adversely affect our revenues and ultimately our competitive position.


LOSS OF ANY OF OUR KEY MANAGEMENT PERSONNEL COULD NEGATIVELY IMPACT OUR
BUSINESS.


    The loss or departure of any of our officers or key employees could materially adversely affect our ability to implement our business plan and could lower our revenues. Our future success depends to a significant extent on the continued service and coordination of our management team, particularly Richard S. Johnson, our President and Chief Executive Officer. We do not maintain key person insurance for any member of our management team. In addition, certain members of our management team have joined us within the last year. These individuals have not previously worked together and are becoming integrated into our management team. If our key management personnel are not able to work together effectively or successfully, our business could be materially adversely affected.


WE MAY NOT BE SUCCESSFUL IN OUR PLAN FOR INTERNATIONAL EXPANSION.

    We may not be able to successfully execute our business plan in foreign markets. If revenue from international ventures is not adequate to cover our investment in those ventures, our total revenues and the value of your investment could be materially adversely affected.

    We believe that our employers are increasingly attempting to fill positions in international markets and that job seekers are increasingly seeking positions in international markets. We believe that expansion into international markets through a combination of internal business expansion, strategic alliances and potential acquisitions will increase the number of job seekers who post their resumes on WWW.HOTJOBS.COM and will increase the number and variety of jobs available to our job seekers. Our future international operations might not succeed for a number of reasons including:

    - difficulties in staffing and managing foreign operations;

    - competition from local recruiting services;

    - operational issues such as longer customer payment cycles and greater difficulties in collecting accounts receivable;

    - seasonal reductions in business activity;

    - language and cultural differences;

    - legal uncertainties inherent in transnational operations such as export and import regulations, tariffs and other trade barriers;

    - taxation issues;

    - unexpected changes in trading policies, regulatory requirements and exchange rates;

    - issues relating to uncertainties of laws and enforcement relating to the protection of intellectual property; and

    - general political and economic trends.

WE MAY NOT BE ABLE TO SUCCESSFULLY MAKE ACQUISITIONS OF OR INVESTMENTS IN OTHER COMPANIES.


    If we make an acquisition of a company, we could have difficulty assimilating the acquired company's operations and personnel, which could increase our expenses and reduce the value of your investment. If we make other types of acquisitions, we could have difficulty in assimilating any acquired products, services, personnel and technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and charges and materially adversely affect our revenues and the value of your investment. Though we have no present understanding or agreement relating to any acquisition of or investment in another company or its business, our business strategy includes the pursuit of acquisitions. In executing this strategy, we may incur expenses without being able to identify suitable acquisition candidates, which could reduce our profitability and value of your investment.


        RISKS RELATED TO THE INTERNET AND OUR TECHNOLOGY INFRASTRUCTURE

WE MAY EXPERIENCE REDUCED VISITOR TRAFFIC, REDUCED REVENUE AND HARM TO OUR REPUTATION IN THE EVENT OF UNEXPECTED NETWORK INTERRUPTIONS CAUSED BY SYSTEM FAILURES.


    Any system failure, including network, software or hardware failure, that causes an interruption in the delivery of our products and services or a decrease in responsiveness of our services could result in reduced visitor traffic, reduced revenue and could materially adversely affect our reputation and brand. Our servers and software must be able to accommodate a high volume of traffic. We have experienced system interruptions in the past, and we believe that these interruptions will continue to occur from time to time in the future. We believe that visitor traffic is also dependent on the timing and magnitude of our advertising. We have experienced monthly fluctuations in visitor traffic, including short term reductions. Any substantial increase in demands on our servers will require us to expand and adapt our network infrastructure. If we are unable to add additional software and hardware to accommodate increased demand, we could experience unanticipated system disruptions and slower response times. Any catastrophic failure at our co-location facility could prevent us from serving our web traffic for up to several days, and any failure of our Internet service provider may adversely affect our network's performance. Our clients may become dissatisfied by any system failure that interrupts our ability to provide our products and services to them or results in slower response times. We do not maintain business interruption insurance and our other insurance may not adequately compensate us for any losses that may occur due to any failures in our system or interruptions in our service.


BREACHES OF OUR NETWORK SECURITY COULD BE COSTLY.


    Because we host all of the HotJobs.com-related data for our customers, we may be liable to any of those customers that experience losses due to our security failures. As a result, we may be required to expend capital and resources to protect against or to alleviate security breaches, which could reduce our profitability and the value of your investment. A significant barrier to confidential communications over the Internet has been the need for security. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by these breaches. If unauthorized persons penetrate our network security, they could misappropriate proprietary information or cause interruptions in our services. Misappropriation of our proprietary information or interruptions of our services could result in reduced visitor traffic. Reduced visitor traffic may result in fewer job seekers posting their resumes to our WWW.HOTJOBS.COM employment exchange which, in turn, may discourage employers from subscribing to the employment exchange. We generate a substantial portion of our revenue from these subscription fees.


COMPUTER VIRUSES MAY CAUSE OUR SYSTEMS TO INCUR DELAYS OR INTERRUPTIONS WHICH COULD REDUCE DEMAND FOR OUR SERVICE AND DAMAGE OUR REPUTATION.


    Computer viruses may cause our systems to incur delays or other service interruptions and could reduce our revenues and the value of your investment. In June 1999, we detected a virus on a file server which supports our office equipment. The inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. Moreover, if a computer virus affecting our system is highly publicized, our reputation could be materially damaged and our visitor traffic may decrease. Any of these events could reduce the value of your investment.

WE MAY NOT BE ABLE TO ACCESS THIRD PARTY TECHNOLOGY UPON WHICH WE DEPEND.


    If we lose the ability to access third party technology which we use, are unable to gain access to additional products or are unable to integrate new technology with our existing systems, we could experience delays in our development and introduction of new services and related products or enhancements until equivalent or replacement technology can be accessed, if available, or developed internally, if feasible. If we experience these delays, our revenues could be reduced and the value of your investment could be materially adversely affected. We license technology that is incorporated into our services and related products from third parties including Oracle Corporation for database technology and Thunderstone Software-EPI, Inc. for full-text indexing. In light of the rapidly evolving nature of Internet technology, we may increasingly need to rely on technology from other vendors. Technology from our current or other vendors may not continue to be available to us on commercially reasonable terms, or at all.


WE COULD LOSE SUBSTANTIAL REVENUES OR INCUR SIGNIFICANT COSTS DUE TO YEAR 2000 ISSUES.


    Any failure of our systems to be year 2000 compliant could reduce our revenues and the value of your investment. Significant uncertainties exist in the software industry concerning the potential effects associated with the failure of computer systems and software to be year 2000 compliant. Computer systems and software must accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many software and computer systems may need to be upgraded in order to be year 2000 compliant or risk system failure or miscalculations causing disruptions of normal business activities.



    OUR PRODUCTS AND SERVICES MAY NOT BE YEAR 2000 COMPLIANT. Year 2000 problems could materially adversely affect our current products and services and the WWW.HOTJOBS.COM website, resulting in lower revenues and reducing the value of your investment. We have completed an assessment of the year 2000 readiness of our products and services. We believe that all of the products and services we currently offer were year 2000 compliant at the time of installation or launch. We have conducted tests internally to validate the compliance of these products. We cannot be certain, however, that these tests have detected all potential year 2000 problems. To address potential disruptions, we maintain off-site backup data for our databases, and we are developing a redundant, outsourced data center to protect against the failure of the WWW.HOTJOBS.COM website and its associated hardware. However, these precautions may not be sufficient to prevent a failure of our products and systems. Any business disruption due to a failure of our products or systems to be year 2000 compliant could have a material adverse effect on our revenues and the value of your investment.



    OUR INTERNAL COMPUTER SYSTEMS MAY NOT BE YEAR 2000 COMPLIANT. Any business disruption caused by the failure of our internal systems to be year 2000 compliant could have a material adverse effect on our revenues and the value of your investment. We have reviewed year 2000 compliance statements made by the vendors of our software systems, such as accounting and database management systems, and we have completed an assessment of the year 2000 readiness of our internal systems. Based on this review and assessment, we currently believe that our internal software systems are year 2000 compliant. We cannot be certain, however, that we are aware of all potential year 2000 problems. The failure of our internal systems could disrupt our business. To address these potential disruptions, we maintain off-site backup data for our internal systems and databases. However, these precautions may not be sufficient to prevent a failure of our internal systems.



    OUR EMPLOYERS' AND JOB SEEKERS' SYSTEMS MAY NOT BE YEAR 2000 COMPLIANT. If either employers or job seekers experience sustained difficulty in accessing our products and services due to year 2000 complications, our revenues could be materially adversely affected. It is possible that our employers will experience problems with their Internet sites or internal computer systems due to software that is not year 2000 compliant, which could lead to disruptions in their ability to use the services of WWW.HOTJOBS.COM. If employers are not able to use our services for a period of time, they may cease using our services. Also, if a substantial number of employers are unable to use our services for a long period of time, the quality and quantity of jobs available at WWW.HOTJOBS.COM may decrease, which could discourage qualified job seekers from using our services. Similarly, if a substantial percentage of job seekers are unable to access our services due to failures in their computer systems, recruiters may find our services less valuable and reduce or discontinue their use of our products.



    YEAR 2000 CONCERNS MAY ADVERSELY AFFECT THE PURCHASING PATTERNS OF EMPLOYERS. If purchasing patterns of employers are adversely affected due to year 2000 concerns, our revenues and the value of your investment could be reduced. Due to year 2000 concerns, many employers that are customers or potential customers may choose to devote resources to year 2000 compliance efforts that might otherwise be used to begin or expand online recruiting efforts. In addition, employers may elect to spend a greater portion of their recruiting budgets on traditional recruiting methods rather than risk disruption in their recruiting in the event of technical difficulties related to year 2000 problems.


    YEAR 2000 PROBLEMS COULD DECREASE USE OF THE INTERNET. Increasing usage of the Internet is necessary for us to achieve our business objectives. Any disruptions caused by year 2000 problems could decrease Internet usage generally, which could cause a reduction in our revenues.


    WE COULD BE SUBJECT TO YEAR 2000-RELATED LITIGATION. If we are the subject of any claims related to or are liable for losses resulting from year 2000-related systems failures, the value of your investment could be materially adversely affected. The failure of our currently supported products and services to be fully year 2000 compliant could result in claims by or liability to employers or, possibly, job seekers. We host all of the HotJobs.com-related data for all of our customers. As a result, any year 2000-related failure of our systems could destroy a large amount of proprietary data that our customers rely on for their recruiting efforts.


                       RISKS RELATED TO LEGAL UNCERTAINTY

WE MAY BECOME SUBJECT TO BURDENSOME GOVERNMENT REGULATIONS AND LEGAL UNCERTAINTIES AFFECTING THE INTERNET WHICH COULD ADVERSELY AFFECT OUR BUSINESS.


    Legal uncertainties and new regulations could increase our costs of doing business, prevent us from delivering our products and services over the Internet or slow the growth of the Internet, any of which could increase our expenses or reduce our revenues and materially adversely affect the value of your investment. To date, governmental regulations have not materially restricted use of the Internet in our markets. However, the legal and regulatory environment that pertains to the Internet is uncertain and may change. In addition to new laws and regulations being adopted, existing laws may be applied to the Internet. New and existing laws may cover issues which include:


    - user privacy;

    - civil rights and employment claims;

    - consumer protection;

    - libel and defamation;

    - copyright, trademark and patent infringement;

    - pricing controls;

    - characteristics and quality of products and services;

    - sales and other taxes; and

    - other claims based on the nature and content of Internet materials.

    In addition, any imposition of state sales and use taxes imposed on the products and services sold over the Internet may decrease demand for products and services that we sell over the Internet. The U.S. Congress has passed legislation which limits for three years the ability of states to impose any new taxes on Internet-based transactions. Failure by Congress to renew this legislation and the subsequent imposition of state taxes on Internet-based transactions could adversely affect our future operating results which could result in a decline in our stock price.

WE MAY BE UNABLE TO OBTAIN A U.S. TRADEMARK REGISTRATION FOR OUR BRAND OR TO PROTECT OUR OTHER PROPRIETARY INTELLECTUAL PROPERTY RIGHTS.


    FAILURE TO OBTAIN FEDERAL TRADEMARK REGISTRATION FOR WWW.HOTJOBS.COM COULD DISRUPT OUR PROMOTION OF THE HOTJOBS.COM BRAND. If we are unable to secure the rights to use the www.hotjobs.com mark and related derivative marks, a key element of our strategy of promoting "HotJobs.com" as a global brand could be disrupted and, as a result, the value of your investment could be reduced. Our success depends to a significant degree upon the protection of our proprietary technology, including our Softshoe software and our "HotJobs.com" brand name. To date, we have not been successful in our efforts to secure a federal registration for "www.hotjobs.com." In addition, in May 1998, another pending trademark applicant, who has since abandoned its application, made claims regarding prior use and ownership of "hotjobs" as a trademark. Adverse outcomes to these or similar claims or any related litigation, should it occur, could result in us being limited or prohibited from further using the "www.hotjobs.com" mark and related derivative marks in the future. See "Business--Intellectual Property."



    FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS COULD PERMIT OTHERS TO APPROPRIATE OUR PROPRIETARY TECHNOLOGY. The unauthorized reproduction or other misappropriation of our proprietary technology could enable third parties to benefit from our technology and brand name without paying us for them. If this were to occur, our revenues and the value of your investment could be materially adversely affected. The steps we have taken to protect our proprietary rights may not be adequate to deter misappropriation of proprietary information. We may not be able to detect unauthorized use of our proprietary information or take appropriate steps to enforce our intellectual property rights. In addition, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving. The laws of other countries in which we may market our services in the future are uncertain and may afford little or no effective protection of our intellectual property. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive. The proceedings also could involve a high degree of risk.


DEFENDING AGAINST INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS COULD BE TIME CONSUMING AND EXPENSIVE, AND WE MAY BE LIABLE FOR INFRINGING ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS. IF WE ARE NOT SUCCESSFUL IN DEFENDING AGAINST THESE CLAIMS, WE COULD BE SUBJECT TO SIGNIFICANT DAMAGES AND THE DISRUPTION OF OUR BUSINESS.


    Successful intellectual property infringement claims against us could result in monetary liability or a material disruption in the conduct of our business. We cannot be certain that our products, content and brand names do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We expect that infringement claims in our markets will increase in number as more participants enter the markets. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit.


WE MAY BE LIABLE AS A RESULT OF INFORMATION RETRIEVED FROM OR TRANSMITTED OVER THE INTERNET.


    We may be sued for defamation, civil rights infringement, negligence, copyright or trademark infringement, personal injury, product liability or other legal claims relating to information that is published or made available on WWW.HOTJOBS.COM and the other sites linked to it. These types of claims have been brought, sometimes successfully, against online services in the past. We could also be sued for the content that is accessible from WWW.HOTJOBS.COM and through links to other Internet sites or through content and materials that may be posted by members in chat rooms or on bulletin boards. We also offer email services, which may subject us to potential risks, such as liabilities or claims resulting from unsolicited email or spamming, lost or misdirected messages, security breaches, illegal or fraudulent use of email or interruptions or delays in email service. Our insurance does not specifically provide for coverage of these types of claims and therefore may not adequately protect us against these types of claims. In addition, we could incur significant costs in investigating and defending such claims, even if we ultimately are not liable. If any of these events occur, our revenues and the value of your investment could be materially adversely affected.


     RISKS RELATED TO THIS OFFERING, OUR STOCK PRICE AND CORPORATE CONTROL

WE MAY USE THE PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH YOU MAY NOT AGREE.


    If management uses the proceeds of this offering for purposes which do not result in increasing our revenues, the value of your investment could be reduced. Our management will have broad discretion with respect to the expenditure of the net proceeds of this offering, including discretion to use the proceeds in ways with which stockholders may disagree. To date, management is unable to provide an estimated range of the amounts of proceeds to be used for any of the purposes described in "Use of Proceeds." Investors will be relying on the judgment of our management regarding the application of the proceeds of this offering.


OUR STOCK PRICE MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS, AND INVESTORS IN OUR STOCK MAY NOT BE ABLE TO RESELL THEIR SHARES AT OR ABOVE THE OFFERING PRICE.


    In the event of fluctuations in the market price of our common stock, you may be unable to resell your shares at or above the offering price. We cannot predict the extent to which investors' interest in us will lead to the development of a trading market in our common stock or how liquid the market might become. If you purchase shares of our common stock in this offering, you will pay a price that was not established in a competitive market, but was negotiated between us and the underwriters. The price of the common stock that will prevail in the market after the offering may be higher or lower than the price you paid. The stock market in general and the market prices of shares in newly public technology companies, particularly those such as ours that offer Internet-based products and services, have been extremely volatile and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The market price of our common stock could be highly volatile and subject to wide fluctuations in response to many factors, some of which are largely beyond our control. These factors include:


    - quarterly variations in our results of operations;

    - adverse business developments;

    - changes in financial estimates by securities analysts;

    - investor perception of us and online recruiting services in general;

    - announcements by our competitors of new products and services; and

    - general economic conditions both in the U.S. and in foreign countries.


    Our stock price may also experience fluctuations due to deferred compensation between $4.2 million and $5.7 million which we expect to amortize over the next four years and a $16.2 million beneficial conversion feature which we expect to amortize in the second and in the third quarters of 1999. Assuming an initial public offering price of $10.00 per share and no exercise of currently outstanding options, we currently expect that amortizing the beneficial conversion feature will increase our net loss per common share by $0.03 in the second quarter of 1999 and by $0.68 in the third quarter of 1999. For a more complete description of the deferred compensation and beneficial conversion feature, see "Management's Discussion and Analysis of Results of Operations--Deferred Compensation" and "Management's Discussion and Analysis of Results of Operations--Beneficial Conversion Feature." In the event that our stock price is lowered due to a negative perception of the deferred compensation or the beneficial conversion feature, the value of your investment would be reduced.


IF OUR STOCK PRICE IS VOLATILE, WE MAY BECOME SUBJECT TO SECURITIES LITIGATION WHICH IS EXPENSIVE AND COULD RESULT IN A DIVERSION OF RESOURCES.


    Litigation brought against us could result in substantial costs to us in defending against the lawsuit and a diversion of management's attention that could reduce the value of your investment. Securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. If our stock price is volatile, we could be subject to securities litigation and incur higher expenses than expected, which could reduce the value of your investment.


FUTURE SALES OF OUR COMMON STOCK AFTER THIS OFFERING MAY NEGATIVELY AFFECT OUR STOCK PRICE.


    The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market following the offering, or the perception that such sales could occur. Following this offering, we will have a large number of shares of common stock outstanding and available for resale beginning at various points in time in the future. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. The shares of our common stock currently outstanding will become eligible for sale without registration pursuant to Rule 144 under the Securities Act, subject to certain conditions of Rule 144. Certain holders of our common stock also have certain demand and piggyback registration rights enabling them to register their shares under the Securities Act for sale. In connection with this offering, our senior officers and directors and certain of our common and preferred stockholders and optionholders, who hold or will hold a total of 26,204,904 shares of common stock after the offering, have agreed, subject to certain exceptions, not to sell their shares for 180 days after the date of this prospectus without the consent of Deutsche Bank Securities Inc.

IT MAY BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE OUR COMPANY WHICH COULD DEPRESS OUR STOCK PRICE.


    Delaware corporate law, our amended and restated certificate of incorporation and bylaws, which will become effective upon the closing of this offering, and our Stock Award Plan and 1999 Stock Option/Stock Issuance Plan contain provisions that could have the effect of delaying, deferring or preventing a change in control of HotJobs.com or our management that stockholders may consider favorable or beneficial, which could reduce the value of your investment. These provisions could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:


    - authorization to issue "blank check" preferred stock, which is preferred stock that can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of common stock;

    - a staggered board of directors, so that it would take three successive annual meetings to replace all directors;

    - prohibition of stockholder action by written consent;

    - advance notice requirements for the submission by stockholders of nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting;

    - immediate vesting of options issued under the Stock Award Plan and the 1999 Stock Option/Stock Issuance Plan in connection with a change of control; and

    - the payment of a cash distribution for surrendered options with limited stock appreciation rights upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock.

    See "Description of Capital Stock--Anti-Takeover Effects of Delaware Law and our Amended and Restated Certificate of Incorporation and Bylaws" for a more complete description of these provisions.

OUR EXECUTIVE OFFICERS, DIRECTORS AND EXISTING STOCKHOLDERS, WHOSE INTERESTS MAY DIFFER FROM OTHER STOCKHOLDERS, WILL HAVE THE ABILITY TO EXERCISE SIGNIFICANT CONTROL OVER US.


    Our executive officers and directors and entities affiliated with them will, in the aggregate, beneficially own approximately 58.7% of our common stock following this offering. These stockholders will be able to exercise significant influence over all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions, including a change of control of HotJobs.com. The interests of these stockholders may differ from the interests of our other stockholders.


YOU WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION OF THE VALUE OF YOUR INVESTMENT.


    Investors purchasing shares in this offering will incur immediate and substantial dilution in their investments. The initial public offering price per share will exceed our net tangible book value per share. See "Dilution" for a calculation of the extent to which your investment will be diluted. To the extent outstanding options to purchase common stock are exercised, your investment will be further diluted.

E*TRADE CUSTOMERS MAY NOT HAVE AN OPPORTUNITY TO WITHDRAW CONDITIONAL OFFERS AFTER PRICING.



    E*TRADE SECURITIES, Inc., an affiliate of E*OFFERING Corp., one of the underwriters in this offering, intends to solicit from its customers conditional offers to buy shares in the offering. Customers may withdraw conditional offers at any time prior to acceptance by E*TRADE. When this offering is declared effective by the United States Securities and Exchange Commission and an Underwriting Agreement is executed by HotJobs.com and the underwriters, the price for the offering will be determined. At that time, E*TRADE will send an "account alert" to each of its customers who seek to invest in this offering notifying them of the offering price. The notice will further inform these customers that they will have a specified time period prior to which they may withdraw their conditional offers to buy shares in this offering. If the offering prices after the close of trading, as generally occurs, each of these customers will have a period of no less than two hours following E*TRADE's transmission of this notice to withdraw their respective conditional offers. Unless these customers have requested that E*TRADE forward all their respective account notices to their e-mail addresses, pagers or cellular telephones, E*TRADE customers will need to visit E*TRADE's Web site in order to receive this notice and have an opportunity to withdraw their conditional offers.

                           FORWARD-LOOKING STATEMENTS

    Many statements made in this prospectus under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere are forward-looking statements that are not based on historical facts. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under "Risk Factors."

    The forward-looking statements made in this prospectus are based on events through the date on which the statements are made.

                                  MARKET DATA

    This prospectus contains market data related to our business and the Internet. This market data includes projections that are based on a number of assumptions. The assumptions include the following:

    - no catastrophic failure of the Internet will occur;

    - the number of people online and the total number of hours spent online will increase significantly over the next five years; and

    - Internet security and privacy concerns will be adequately addressed.

    If any one or more of these assumptions turns out to be incorrect, actual results may differ from the projections based on these assumptions. The Internet-related markets may not grow over the next three to four years at the rates projected by these market data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business and the market price of our common stock.

                                USE OF PROCEEDS


    The net proceeds from the sale of the 3,000,000 shares of common stock, assuming an initial public offering price of $10.00 per share, less underwriting discounts and estimated offering expenses, are estimated to be approximately $26.4 million, or $30.6 million if the underwriters' overallotment option is exercised in full.


    We intend to use the net proceeds of this offering, and we are currently using the proceeds from the May 1999 sale of our Series A Preferred Stock, for general corporate purposes, including:

    - increasing our sales and marketing efforts;


    - developing our infrastructure, products and services, all of which we have yet to identify;


    - obtaining additional office space; and

    - hiring additional personnel.

    In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses, technologies, services or products; however, we have no commitments or agreements, and we are not involved in any negotiations with respect to any such transaction.


    As of the date of this prospectus, we can neither specify the particular uses for the net proceeds to be received upon completion of the offering, nor provide an estimated range of the amounts of proceeds to be used for any of the purposes described above. Accordingly, management will have significant flexibility in applying the net proceeds of this offering.


    Pending any use, we will invest the net proceeds of this offering in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

    We have not declared or paid any cash dividends on our common stock or preferred stock since inception and do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. The payment of dividends will be at the discretion of our board of directors and will depend upon factors such as future earnings, capital requirements, our financial condition and general business conditions.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of March 31, 1999:

    (1) on an actual basis;

    (2) on a pro forma basis to reflect:


       - the filing of an amendment to our certificate of incorporation to provide for authorized capital stock of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock;



       - the issuance of 1,620,000 shares of Series A Preferred Stock in consideration for cash proceeds of $16.2 million and the recording of a beneficial conversion feature of $16.2 million as additional paid-in capital; and


    (3) on a pro forma as adjusted basis to reflect:

       - the automatic conversion of all outstanding shares of Series A Preferred Stock into 3,934,019 shares of common stock upon the closing of this offering;


       - our sale of 3,000,000 shares to be sold in this offering at an assumed initial public offering price of $10.00 per share, less the underwriters' discounts and commissions; and


       - the estimated expenses of this offering.

    The table excludes:

    - 250,000 shares reserved for future issuance under our Employee Stock Purchase Plan;

    - 4,500,000 shares reserved for future grants under our 1999 Stock Option/Stock Issuance Plan; and

    - 3,564,000 shares of common stock issuable at a weighted average exercise price of approximately $0.04 per share upon exercise of stock options outstanding at March 31, 1999, 3,384,000 of which are exercisable upon completion of this offering.


                                                                                       MARCH 31, 1999
                                                                                       (IN THOUSANDS)
                                                                            -------------------------------------
                                                                                                    PRO FORMA AS
                                                                             ACTUAL     PRO FORMA     ADJUSTED
                                                                            ---------  -----------  -------------
                                                                                         (UNAUDITED)
Obligations under capital leases, excluding current installments..........  $     317   $     317     $     317
Series A redeemable convertible preferred stock, par value $0.01 per share; 1,620,000 shares authorized; no shares issued and outstanding actual; 1,620,000 shares issued and outstanding pro forma and no shares
  issued and outstanding pro forma as adjusted............................     --              --        --

Stockholders' equity (deficit):
  Preferred stock, $0.01 par value per share; 2,000,000 shares authorized actual and 10,000,000 shares authorized pro forma and pro forma as adjusted; no shares issued and outstanding actual, pro forma and pro
    forma as adjusted.....................................................     --          --            --
  Common stock, $0.01 par value, 2,000,000 shares authorized actual and
    100,000,000 shares authorized pro forma and pro forma as adjusted;
    20,820,000 shares (post-splits) issued and outstanding actual;
    20,820,000 shares issued and outstanding pro forma; 27,754,019 shares
    issued and outstanding pro forma as adjusted..........................        208         208           278
Additional paid-in capital................................................        112      16,312        42,622
Accumulated deficit.......................................................     (5,418)     (5,418)       (5,418)
                                                                            ---------  -----------  -------------
  Total stockholders' equity (deficit)....................................     (5,098)     11,102        37,482
                                                                            ---------  -----------  -------------
    Total capitalization..................................................  $  (4,781)  $  11,419     $  37,729
                                                                            ---------  -----------  -------------
                                                                            ---------  -----------  -------------

                                    DILUTION


    Our pro forma net tangible book value at March 31, 1999 was $11.1 million, or approximately $0.45 per share, as adjusted to give effect to our pro forma capitalization and the automatic conversion of all of the outstanding Series A Preferred Stock into our common stock upon consummation of this offering. Pro forma net tangible book value per share represents the amount of our total pro forma tangible assets reduced by the amount of our pro forma total liabilities and divided by the pro forma number of shares of common stock outstanding. Assuming the sale by us of the 3,000,000 shares offered hereby at an assumed initial public offering price of $10.00 per share, the automatic conversion of all of the outstanding Series A Preferred Stock into our common stock and the exercise of 3,384,000 stock options which will become exercisable within the next sixty days, and after deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value at March 31, 1999 would have been $37.6 million, or approximately $1.21 per share. This represents an immediate increase in pro forma net tangible book value of approximately $0.76 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $8.79 per share to new investors. The following table illustrates this per share dilution:



Assumed initial public offering price per share.......................             $   10.00
  Pro forma net tangible book value per share at March 31, 1999.......  $    0.45
  Increase in pro forma net tangible book value attributable to new
    investors.........................................................  $    0.76
                                                                        ---------
Adjusted pro forma net tangible book value per share after this
  offering............................................................             $    1.21
                                                                                   ---------
Dilution per share to new investors...................................             $    8.79
                                                                                   ---------
                                                                                   ---------


    The following table summarizes, on a pro forma as adjusted basis at March 31, 1999, after giving effect to this offering, the differences between existing stockholders and investors in this offering with respect to the number of shares of common stock purchased from us, the total consideration paid with respect to us and the average price paid per share:


                                                     SHARES PURCHASED           TOTAL CONSIDERATION
                                                --------------------------  ---------------------------  AVERAGE PRICE
                                                   NUMBER        PERCENT        AMOUNT        PERCENT      PER SHARE
                                                -------------  -----------  --------------  -----------  --------------
Existing stockholders.........................     24,754,019        79.5%  $   16,200,004        35.0%    $     0.65
Options exercisable upon completion of this
  offering....................................      3,384,000        10.9          148,625         0.3           0.04
New investors.................................      3,000,000         9.6       30,000,000        64.7          10.00
                                                -------------       -----   --------------       -----
  Total.......................................     31,138,019       100.0%  $   46,348,629       100.0%    $     1.49
                                                -------------       -----   --------------       -----
                                                -------------       -----   --------------       -----



    The foregoing table and calculation assumes the exercise of 3,384,000 outstanding stock options which will become exercisable within the next sixty days. At March 31, 1999, there were 3,564,000 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of approximately $0.04 per share.

                            SELECTED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

    The following selected financial data should be read in conjunction with the financial statements and the notes to those statements appearing elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statement of operations data for the period from February 20, 1997 (inception) through December 31, 1997 and for the year ended December 31, 1998, are derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for each of the three-month periods ended March 31, 1998 and 1999, and the balance sheet data at March 31, 1999, are derived from unaudited interim financial statements of HotJobs.com included elsewhere in this prospectus. The unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.


                                                     PERIOD FROM
                                                     FEBRUARY 20,
                                                   1997 (INCEPTION)                      THREE MONTHS ENDED
                                                          TO          YEAR ENDED             MARCH 31,
                                                     DECEMBER 31,    DECEMBER 31,   ----------------------------
                                                         1997            1998           1998           1999
                                                   ----------------  -------------  -------------  -------------
                                                                                            (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
 Revenues:
  Service fees...................................            $ 361        $ 3,038           $ 347        $ 1,960
  Software license fees..........................               23            225              45             78
  Job fair fees..................................               --             --              --            216
  Other..........................................               13            249               5            395
                                                   ----------------  -------------  -------------  -------------
    Total revenues...............................              397          3,512             397          2,649
 Cost of revenues................................               12            505              77            588
                                                   ----------------  -------------  -------------  -------------
    Gross profit.................................              385          3,007             320          2,061
 Operating expenses:
  Product development............................              174            474              90            157
  Sales and marketing............................              431          3,085             524          3,229
  General and administrative.....................              725          1,642             274            823
                                                   ----------------  -------------  -------------  -------------
    Total operating expenses.....................            1,330          5,201             888          4,209
                                                   ----------------  -------------  -------------  -------------
      Loss from operations.......................             (945)        (2,194)           (568)        (2,148)
 Net interest expense............................               --             63               7             68
                                                   ----------------  -------------  -------------  -------------
      Net loss...................................           $ (945)       $(2,257)         $ (575)       $(2,216)
                                                   ----------------  -------------  -------------  -------------
                                                   ----------------  -------------  -------------  -------------
 Basic and diluted net loss per common share.....           $(0.04)       $ (0.11)         $(0.03)       $ (0.11)
                                                   ----------------  -------------  -------------  -------------
                                                   ----------------  -------------  -------------  -------------
 Weighted average shares outstanding used in
  basic and diluted net loss per common share
  calculation (1)................................       21,300,000     21,044,184      21,300,000     20,820,000
                                                   ----------------  -------------  -------------  -------------
                                                   ----------------  -------------  -------------  -------------

                                                                      MARCH 31, 1999
                                                           ------------------------------------
                                                                                    PRO FORMA
                                                                          PRO           AS
                                                            ACTUAL     FORMA(2)    ADJUSTED(3)
                                                           ---------  -----------  ------------
                                                                       (UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash equivalents..............................  $     258   $  16,458    $   42,838
  Working capital (deficit)..............................     (6,082)     10,118        36,498
  Total assets...........................................      4,125      20,325        46,705
  Obligations under capital leases, excluding current
    installments.........................................        317         317           317
  Total stockholders' equity (deficit)...................     (5,098)     11,102        37,482


------------------------

(1) Assumes the completion of a 24-for-one stock split in connection with this offering.


(2) Pro forma information gives effect to our issuance of 1,620,000 shares of Series A Preferred Stock effective May 10, 1999, for cash proceeds of $16.2 million and the recording of a beneficial conversion feature of $16.2 million as additional paid-in capital.



(3) Pro forma as adjusted information gives effect to the automatic conversion of all of the outstanding Series A Preferred Stock into 3,934,019 shares of common stock upon consummation of this offering and our sale of 3,000,000 shares to be sold in this offering assuming an initial public offering price of $10.00 per share, less the underwriters' discounts and commissions and estimated expenses of the offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, THE FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF FACTORS INCLUDING, BUT NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We are a leading provider of comprehensive recruiting solutions that leverage the Internet to exchange information more efficiently between job seekers and employers. The majority of our revenues are recurring and are derived primarily from employer memberships to our WWW.HOTJOBS.COM employment exchange. We also provide additional recruiting solutions to employers such as our proprietary Softshoe recruiting software, our WorkWorld job fairs, online advertising and consulting services.

    Founded in February 1997, we began operations with seven employees and we had grown to 107 employees as of June 30, 1999. Our early operating activities related primarily to the development of the necessary technological infrastructure for the operation of WWW.HOTJOBS.COM. In February 1997, we commercially launched our WWW.HOTJOBS.COM employment exchange. In September 1997, we began selling our Softshoe software. During 1998, we experienced significant increases in our revenue from sales of memberships to our employment exchange and license and hosting fees for our Softshoe software. In early 1999, we introduced our WorkWorld job fairs and expanded our marketing programs to increase awareness of the HotJobs.com brand. In May 1999, we raised $16.2 million in a private placement of our convertible preferred stock.

    We classify our revenues as follows:


    - Service fee revenue, consisting of subscription fees paid by employers for memberships to our WWW.HOTJOBS.COM employment exchange and software hosting fees paid by customers of our software. We sell memberships to each employer on a per recruiter basis and bill the employer monthly, quarterly, semi-annually or annually. Membership entitles each recruiter to post a specific number of jobs on WWW.HOTJOBS.COM simultaneously. Software hosting fees consist of recurring monthly fees to maintain an employer's Softshoe database as well as the hosting of a miscellaneous proprietary software product.



    - Software license revenue, consists of license fees paid by our Softshoe customers as well as license fees relating to a miscellaneous proprietary software product.


    - Job fair revenue, consisting of fees from employers that rent booths at our WorkWorld job fairs.


    - Other revenue, consisting of fees derived from single-ad job postings on WWW.HOTJOBS.COM, banner advertising, which we sell on a monthly and extended-term basis, and other Softshoe-related services, including system customization and resume scanning services, which we bill on a monthly and extended-term basis.

    We recognize revenue as follows:

    - SERVICE FEE REVENUE. We provide subscriptions for membership to our employment exchange for a minimum term of three months and a maximum term of 24 months. We recognize subscription revenue over the subscription term. We provide hosting services to Softshoe customers on a monthly basis, and we recognize hosting revenue in the month we provide the service. These hosting fees are contracted separately from the software license.


    - SOFTWARE LICENSE REVENUE. We recognize software license revenue ratably over the four year estimated useful life of the software, in accordance with Statements of Position 97-2 and 98-9 issued by the American Institute of Certified Public Accountants.


    - JOB FAIR REVENUE. We recognize job fair revenue in the month in which the job fair takes place.


    - OTHER REVENUE. We recognize revenue related to these services over the period of delivery of service. Other revenue also includes barter revenue, which consists of fees generated from exchanges of services with other vendors. We recognize barter revenue over the period that we receive the benefit.


    We classify our cost of revenue and operating expenses as follows:

    - COST OF REVENUE. Cost of revenue consists of compensation associated with network operations staff, technology support contract fees, Internet access, job fair expenses, resume scanning services, barter expenses and depreciation expense.

    - PRODUCT DEVELOPMENT EXPENSE. Product development expense consists primarily of costs associated with the compensation of product development personnel. Our product development expenses constitute all of our research and development expenditures.

    - SALES AND MARKETING EXPENSE. Sales and marketing expense consists primarily of advertising and promotional expenses, public relations expenses, conference expenses, printing fees, sales and marketing compensation, including base salary and sales commissions, and telemarketing communications expenses. Sales commissions have remained relatively constant as a percentage of revenues, and we expect this to continue. However, the timing and magnitude of marketing initiatives have caused, and will continue to cause, fluctuations in sales and marketing expense as a percentage of revenues.

    - GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense consists primarily of compensation for administrative and executive staff, fees for professional services, bad debt expense and general office expense.

    The following table sets forth, as a percentage of total revenues, the results of our operations for the period ended December 31, 1997, the year ended December 31, 1998 and the three months ended March 31, 1998 and 1999.


                                                                   PERIOD FROM                           THREE MONTHS ENDED
                                                                  FEBRUARY 20,
                                                                1997 (INCEPTION)       YEAR ENDED            MARCH 31,
                                                                 TO DECEMBER 31,      DECEMBER 31,     ----------------------
                                                                      1997                1998           1998        1999
                                                               -------------------  -----------------  ---------     -----
                                                                                                            (UNAUDITED)
Revenues:
  Service fees...............................................              91%                 87%            87%         74%
  Software license fees......................................               6                   6             12           3
  Job fair fees..............................................              --                  --             --           8
  Other......................................................               3                   7              1          15
                                                                          ---                 ---            ---         ---
    Total revenues...........................................             100                 100            100         100
Cost of revenues.............................................               3                  14             19          22
                                                                          ---                 ---            ---         ---
    Gross profit.............................................              97                  86             81          78

Operating expenses:
  Product development........................................              44                  13             23           6
  Sales and marketing........................................             109                  88            132         122
  General and administrative.................................             183                  47             69          31
                                                                          ---                 ---            ---         ---
    Total operating expenses.................................             336                 148            224         159
                                                                          ---                 ---            ---         ---
      Loss from operations...................................            (239)                (62)          (143)        (81)
Net interest expense.........................................              --                   2              2           3
                                                                          ---                 ---            ---         ---
      Net loss...............................................             (239)%               (64   )%      (145)%        (84 )%
                                                                           ---                 ---           ---         ---
                                                                           ---                 ---           ---         ---



    We have incurred substantial losses in every fiscal period since our inception. For the year ended December 31, 1998, we incurred net losses of approximately $2.3 million. For the quarter ended March 31, 1999, we incurred net losses of approximately $2.2 million. As of December 31, 1998, and March 31, 1999, we had accumulated deficits of approximately $3.2 million and $5.4 million, respectively. Our net losses and resulting accumulated deficit are primarily due to the costs we incurred to develop our online employment exchange and software products in advance of substantial revenue and to expand our sales and marketing programs.


    We intend to devote significant resources to advertising and brand marketing programs designed to attract new employers to subscribe to WWW.HOTJOBS.COM. As of June 30, 1999, we spent approximately $3.5 million of the $16.2 million we raised in May 1999 on our advertising and brand marketing programs. We anticipate increasing advertising spending in specific periods in the future. This will result in sales and marketing expenses increasing as a percentage of total revenues in these periods. As of June 1, 1999, we had commitments of approximately $10.9 million for various advertising campaigns over the next three years. These obligations will be paid out of the $16.2 million raised in our Series A Preferred Stock private placement and from cash receipts from operations. These commitments include broadcasting, print, online and outdoor advertising. We expect growth in the number of member employers of WWW.HOTJOBS.COM to result in substantial growth in subscription fees, both in terms of dollar amount and as a percentage of total revenue. Our strategy contemplates that revenue from employer memberships will likely be the single largest source of revenue for us in the immediate future.

    As a result of our expansion plans and our expectation that operating expenses will increase significantly in the next several years, especially in the areas of sales and marketing and brand promotion, we expect to incur additional losses from operations for the foreseeable future. To the extent that (1) increases in our operating expenses precede and are not subsequently followed by commensurate increases in revenue, or (2) we are unable to adjust operating expense levels accordingly, our operating losses may exceed our expectations for those periods. We cannot be sure that we will ever achieve or sustain profitability.

DEFERRED COMPENSATION


    Assuming an initial public offering price between $9.00 and $11.00 per share, we will record deferred compensation between $4.2 million and $5.7 million in the first six months of 1999, representing the difference between the exercise price of stock options granted and the fair value for accounting purposes of the underlying common stock at the date of the grant. The $4.2 million to $5.7 million deferred compensation cost will be amortized over the vesting period of the options. We currently expect to amortize the following amounts of deferred compensation as follows:



       FOR THE PERIOD ENDING:
-------------------------------------------------------------------
Six months ended June 30, 1999.....................................  $96,000 - 131,000
Nine months ended September 30, 1999...............................  $888,000 - 1.2 million
Year ended December 31, 1999.......................................  $1.1 million - 1.6 million
Year ended December 31, 2000.......................................  $1.0 million - 1.3 million
Year ended December 31, 2001.......................................  $1.0 million - 1.3 million
Year ended December 31, 2002.......................................  $823,000 - 1.1 million
Year ended December 31, 2003.......................................  $295,000 - 400,000



BENEFICIAL CONVERSION FEATURE



    As of May 10, 1999, due to our sale of 1,620,000 shares of Series A Preferred Stock with a conversion price that was below the expected initial public offering price of our common stock, we recorded a beneficial conversion feature of $16.2 million. We will amortize the value of the beneficial conversion feature over the four-year period from the date of issuance of the preferred stock to the date on which the preferred stock is first convertible into common stock, assuming no acceleration of the date of conversion. Upon completion of this offering, all of the preferred stock will automatically convert into common stock and all of the as yet unamortized value of the beneficial conversion feature will be immediately recognized as a dividend to preferred stockholders. Assuming an initial public offering price of $10.00 per share and no exercise of currently outstanding options, we currently expect to amortize an aggregate of approximately $570,000 of the beneficial conversion feature in the second quarter of 1999 and an aggregate of approximately $15,630,000 of the beneficial conversion feature in the third quarter of 1999, which will increase our net loss per common share by $0.03 in the second quarter of 1999 and by $0.68 in the third quarter of 1999. Because all of the preferred stock will automatically convert upon the completion of this offering, we do not expect to amortize any of the beneficial conversion feature after the third quarter of 1999.


QUARTER ENDED MARCH 31, 1999 COMPARED TO QUARTER ENDED MARCH 31, 1998

    REVENUES


    Our total revenues increased to $2.6 million for the quarter ended March 31, 1999, from $397,000 for the quarter ended March 31, 1998. The increase in our total revenues was primarily due to an increase in service fees.


    SERVICE FEES. Service fee revenue increased to $2.0 million for the quarter ended March 31, 1999, from $347,000 for the quarter ended March 31, 1998. This increase resulted primarily from an increase in the number of employers subscribing to WWW.HOTJOBS.COM and, to a lesser extent, an increase in the hosting fees generated by a larger number of licensees of our Softshoe software.


    SOFTWARE LICENSE FEES. Software license revenue increased 73%, to $78,000 for the quarter ended March 31, 1999, from $45,000 for the quarter ended March 31, 1998. This increase was due primarily to additional licenses of Softshoe software since the end of the first quarter of 1998.


    JOB FAIR FEES. Job fair revenue increased to $216,000 for the quarter ended March 31, 1999, from $0 for the quarter ended March 31, 1998. We held our first job fair in February 1999.


    OTHER FEES. Other revenue increased to $395,000 for the quarter ended March 31, 1999, from $5,000 for the quarter ended March 31, 1998. This increase primarily relates to a barter transaction for advertising and the inception of single-ad job postings and banner advertising.


    COST OF REVENUES


    Our cost of revenues increased to $588,000 for the quarter ended March 31, 1999, from $77,000 for the quarter ended March 31, 1998. As a percentage of revenue, cost of revenues increased to 22% for the quarter ended March 31, 1999, from 19% for the quarter ended March 31, 1998. This increase resulted primarily from costs associated with the launch of our WorkWorld job fairs as well as an increase in our network operations staff.


    OPERATING EXPENSES


    PRODUCT DEVELOPMENT EXPENSE. Product development expense increased 74%, to $157,000 for the quarter ended March 31, 1999, from $90,000 for the quarter ended March 31, 1998. This increase resulted primarily from increased salaries and related expenses associated with hiring additional technology personnel required to enhance the content and features of our products and services.


    SALES AND MARKETING EXPENSE. Sales and marketing expense increased to $3.2 million for the quarter ended March 31, 1999, from $524,000 for the quarter ended March 31, 1998. The increase in sales and marketing expense was primarily due to the expansion of the HotJobs.com marketing campaign, including approximately $2.0 million for a television advertisement during the Super Bowl in January 1999. In addition, sales and marketing expense increased due to the hiring of additional sales and marketing personnel.

    GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense increased to $823,000 for the quarter ended March 31, 1999, from $274,000 for the quarter ended March 31, 1998. General and administrative expense increased primarily due to increased salaries and related expenses associated with hiring additional administrative personnel.

    NET INTEREST EXPENSE

    Net interest expense increased to $68,000 for the quarter ended March 31, 1999, from $7,000 for the quarter ended March 31, 1998. This increase resulted from increased borrowings, as well as increased capital expenditures under capital leases.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO PERIOD ENDED DECEMBER 31, 1997

    REVENUES


    Our total revenues increased to $3.5 million for the year ended December 31, 1998, from $397,000 for the period ended December 31, 1997. The increase in our total revenues was primarily due to an increase in service fees and other fees associated with the sale of miscellaneous proprietary software.


    SERVICE FEES. Service fee revenue increased to $3.0 million for the year ended December 31, 1998, from $361,000 for the period ended December 31, 1997. This increase resulted primarily from an increase in the number of employers subscribing to WWW.HOTJOBS.COM and, to a lesser extent, an increase in the hosting fees generated from a larger number of licensees of our Softshoe software.


    SOFTWARE LICENSE FEES. Software license revenue increased to $225,000 for the year ended December 31, 1998, from $23,000 for the period ended December 31, 1997. This increase was due to an increase in the number of customers who purchased licenses for our Softshoe software.


    JOB FAIR FEES. We held our first WorkWorld job fair in 1999. Therefore, we did not generate any job fair revenue in either 1998 or 1997.


    OTHER FEES. Other revenue increased to $249,000 for the year ended December 31, 1998, from $13,000 for the period ended December 31, 1997. The increase is primarily due to the sale of a miscellaneous proprietary software product and an increase in fees related to customizing Softshoe applications.


    COST OF REVENUES


    Our cost of revenues increased to $505,000 for the year ended December 31, 1998, from $12,000 for the period ended December 31, 1997. As a percentage of revenue, cost of revenues increased to 14% for the year ended December 31, 1998, from 3% for the period ended December 31, 1997. This increase resulted primarily from an increase in our network operations staff as well as an increase in depreciation expense.


    OPERATING EXPENSES

    PRODUCT DEVELOPMENT EXPENSE. Product development expense increased to $474,000 for the year ended December 31, 1998, from $174,000 for the period ended December 31, 1997. This increase resulted primarily from increased salaries and related expenses associated with hiring additional technology personnel required to enhance the content and features of our products and services.


    SALES AND MARKETING EXPENSE. Sales and marketing expense increased to $3.1 million for the year ended December 31, 1998, from $431,000 for the period ended December 31, 1997, and decreased as a percentage of revenue to 88% for the year ended December 31, 1998 from 108% for the period ended December 31, 1997. The increase in sales and marketing expense was primarily due to costs associated with advertising and increases in sales compensation and commissions related to an increase in the number of our sales and marketing personnel.



    GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense increased to $1.6 million for the year ended December 31, 1998, from $725,000 for the period ended December 31, 1997. General and administrative expense increased primarily due to increased salaries and related expenses associated with hiring additional personnel.

    NET INTEREST EXPENSE

    Net interest expense increased to $63,000 for the year ended December 31, 1998, from $0 for the period ended December 31, 1997. This increase resulted from increased borrowings, as well as increased capital expenditures under capital leases.

    TAXES


    At December 31, 1998, we had a net operating loss carryforward of $3.1 million. This carryforward is available to offset future taxable income and expires at various dates through 2018. We have recorded a valuation allowance of an equal amount to fully offset the deferred tax benefit. The valuation allowance increased approximately $551,000 for the year ended December 31, 1998.


UNAUDITED QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth a summary of our quarterly results for 1998 and the first quarter of 1999. This information was derived from unaudited interim financial statements that, in the opinion of management, have been prepared on a basis consistent with the financial statements contained elsewhere in this prospectus and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of such information when read in conjunction with the financial statements and notes thereto. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period.

    Our revenue has increased in each consecutive quarter since inception as a result of increased market acceptance of our employment exchange service and Softshoe software product. Product development expense has steadily decreased as a percentage of revenue due to a faster increase in revenue relative to product development expense. Sales and marketing expense increased between the fourth quarter of 1998 and the first quarter of 1999, primarily as a result of increased advertising expenditures. Sales commissions have remained relatively constant as a percentage of revenues, and we expect this to continue. However, the timing and magnitude of marketing initiatives have caused, and will continue to cause, fluctuations in sales and marketing expense as a percentage of revenues. General and administrative expense has increased in every quarter since inception due to an increase in personnel, facilities and increased spending on internal operational and financial infrastructure.

    In light of the evolving nature of our business and limited operating history, we believe that period to period comparisons of our historical operating results may not be meaningful and should not be relied upon as indications of future performance. Although we have experienced sequential quarterly revenue growth since inception, our historical revenue growth rates are not necessarily indicative of future revenue growth rates.

                                                                                   QUARTER ENDED
                                                           -------------------------------------------------------------
                                                            MARCH 31,    JUNE 30,     SEPT 30,     DEC 31,    MARCH 31,
                                                              1998         1998         1998        1998        1999
                                                           -----------  -----------  -----------  ---------  -----------

                                                                                  (IN THOUSANDS)
Revenues:
  Service fees...........................................   $     347    $     627    $     914   $   1,150   $   1,960
  Software license fees..................................          45           51           59          70          78
  Job fair fees..........................................          --           --           --          --         216
  Other..................................................           5           15          169          60         395
                                                           -----------  -----------       -----   ---------  -----------
      Total revenues.....................................         397          693        1,142       1,280       2,649
Cost of revenues.........................................          77           89          139         200         588
                                                           -----------  -----------       -----   ---------  -----------
      Gross profit.......................................         320          604        1,003       1,080       2,061

Operating expenses:
  Product development....................................          90          112          140         133         157
  Sales and marketing....................................         524          629          754       1,177       3,229
  General and administrative.............................         274          280          375         713         823
                                                           -----------  -----------       -----   ---------  -----------
      Total operating expenses...........................         888        1,021        1,269       2,023       4,209
                                                           -----------  -----------       -----   ---------  -----------
        Loss from operations.............................        (568)        (417)        (266)       (943)     (2,148)
Net interest expense.....................................           7            6           15          35          68
                                                           -----------  -----------       -----   ---------  -----------
        Net loss.........................................   $    (575)   $    (423)   $    (281)  $    (978)  $  (2,216)
                                                           -----------  -----------       -----   ---------  -----------
                                                           -----------  -----------       -----   ---------  -----------

                                                                                   QUARTER ENDED
                                                           -------------------------------------------------------------
                                                            MARCH 31,    JUNE 30,     SEPT 30,     DEC 31,    MARCH 31,
                                                              1998         1998         1998        1998        1999
                                                           -----------  -----------  -----------  ---------  -----------
AS A PERCENTAGE OF TOTAL REVENUES:
Revenues:
  Service fees...........................................          88%          91%          80%         90%         74%
  Software license fees..................................          11            7            5           5           3
  Job fair fees..........................................          --           --           --          --           8
  Other..................................................           1            2           15           5          15
                                                           -----------  -----------       -----   ---------  -----------
      Total revenues.....................................         100          100          100         100         100
Cost of revenues.........................................          19           13           12          16          22
                                                           -----------  -----------       -----   ---------  -----------
      Gross profit.......................................          81           87           88          84          78

Operating expenses:
    Product development..................................          23           16           12          10           6
    Sales and marketing..................................         132           91           66          92         122
    General and administrative...........................          69           40           33          56          31
                                                           -----------  -----------       -----   ---------  -----------
      Total operating expenses...........................         224          147          111         158         159
                                                           -----------  -----------       -----   ---------  -----------
        Loss from operations.............................        (143)         (60)         (23)        (74)        (81)
Net interest expense.....................................           2            1            1           3           3
                                                           -----------  -----------       -----   ---------  -----------
        Net loss.........................................        (145)%        (61 )%        (24 )%       (77)%        (84 )%
                                                           -----------  -----------       -----   ---------  -----------
                                                           -----------  -----------       -----   ---------  -----------


LIQUIDITY AND CAPITAL RESOURCES

    Since inception, we have financed our activities primarily through funding from OTEC, Inc., as well as proceeds from our line of credit and cash from operations. As of December 31, 1998, OTEC owned approximately 23% of the voting stock of HotJobs.com. Richard S. Johnson, our Chief Executive Officer and President, formerly served as President of OTEC and currently is a director and one of its two stockholders. See "Related Party Transactions--Transactions Involving OTEC." During 1998, OTEC provided us with approximately $3.8 million to fund our operations. In addition, effective May 10, 1999, we raised $16.2 million from the sale of our Series A Preferred Stock in a private placement. In June 1999, we used a portion of these proceeds to repay OTEC in full.

    Net cash used in operating activities was $2.1 million during 1998 and $431,000 for the quarter ended March 31, 1999. Net cash used in operating activities resulted primarily from our net operating losses, adjusted for certain non-cash items, and a higher level of accounts receivable due to increased revenues and deferred revenue. Deferred revenue accounts for a significant percentage of our accounts receivable due to our deferring from revenues amounts that are invoiced, until the period in which we provide the services. Our net operating losses were partially offset by increases in accounts payable and accrued expenses.

    Net cash used in investing activities was $497,000 during 1998 and $128,000 for the quarter ended March 31, 1999. We used net cash in investing activities primarily for equipment purchases and leasehold improvements. During 1998 and the quarter ended March 31, 1999, we acquired additional equipment under capital leases with a value of $201,000 and $378,000, respectively.

    Net cash provided by financing activities was $2.8 million during 1998 and $651,000 for the quarter ended March 31, 1999. Net cash was provided by financing activities primarily from borrowings under our line of credit and OTEC's line of credit. In May 1999, we received $16.2 million in cash proceeds from a private placement of our convertible preferred stock.

    As of March 31, 1999, we had a cash balance of $258,000 and our principal obligations consisted of borrowings of $180,000 under our $500,000 line of credit and advances from OTEC of approximately $4.4 million, the latter of which was repaid in full by June 1999 from the proceeds of our May 1999 private placement. In addition, we had approximately $502,000 of obligations under capital leases. As of May 31, 1999, we had $180,000 outstanding under our line of credit.

    We believe that the net proceeds of this offering, together with our existing cash and cash equivalents, will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for the next 12 months. Our capital requirements will depend on a number of factors, including market acceptance of our products and services, the amount of our resources we devote to WWW.HOTJOBS.COM and expansion of our operations and the amount of our resources we devote to promoting awareness of the HotJobs.com brand. Consistent with our growth, we have experienced a substantial increase in our sales and marketing expenses, capital expenditures and operating lease arrangements since inception, and we anticipate that these increases will continue for the foreseeable future. In addition, we will continue to evaluate possible investments in businesses, products and technologies, the consummation of any of which would increase our capital expenditures.

    Although we currently believe that we have sufficient capital resources to meet our anticipated working capital and capital expenditure requirements beyond the next 12 months, unanticipated events and opportunities may require us to sell additional equity or debt securities, increase our current line of credit or establish new credit facilities to raise capital in order to meet our capital requirements. If we sell additional equity or convertible debt securities, the sale could dilute the ownership of our existing stockholders. If we issue debt securities, increase our credit facility or establish a new credit facility, our fixed obligations could increase and result in operating covenants that would restrict our operations. We cannot be sure that any such financing will be available in amounts or on terms acceptable to us.

YEAR 2000 COMPLIANCE

    Many currently installed computer systems and software products are coded to accept or recognize only two-digit entries in the date code field. These systems and software products will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies and governmental agencies may need to be upgraded to comply with such year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

    STATE OF READINESS. We have made a preliminary assessment of the year 2000 readiness of our information technology ("IT") systems, including the hardware and software that enable us to provide and deliver our products and services. Our year 2000 readiness plan consists of:

    - quality assurance testing of our internally developed proprietary software;

    - contacting third-party vendors and licensors of material software and services that are both directly and indirectly related to the delivery of our products and services;

    - assessing our repair and replacement requirements; and

    - creating contingency plans in the event of year 2000 failures.

    We performed a year 2000 simulation on our software during the second quarter of 1999 to test system readiness, and found no anomalous behavior in our systems. We have been informed by all 12 of our material software component vendors and our Internet service provider that the products we use are currently year 2000 compliant. We purchased all of our software and hardware within the past two years, and therefore we do not have legacy systems that have been historically identified to have year 2000 issues. We have applied all known vendor patches for relevant software to come to compliance with vendor defined year 2000 standards. Although we will complete a test of all of our systems, we have not hired any third parties to verify our vendors' compliance.

    We are currently assessing our non-IT systems and will seek assurance of year 2000 compliance from providers of material non-IT systems. Until testing is complete and we contact these vendors and providers, we will not be able to completely evaluate whether our IT systems or non-IT systems will need to be revised or replaced.

    PRODUCTS. Under most of our Softshoe license agreements, we warrant that our Softshoe software is free from programming defects arising from year 2000 issues. Our obligation is to remedy the defect or replace the product. We believe our Softshoe product is free of year 2000 defects.

    COSTS. To date we have not incurred any material costs in identifying or evaluating year 2000 compliance issues. Based on our assessment to date, we do not anticipate that costs associated with remediating our non-compliant IT systems or non-IT systems will be material. We expect that our existing employees or consultants will perform any significant work pertaining to year 2000 compliance.

    RISKS. We are not currently aware of any year 2000 compliance problems relating to our technology or our IT or non-IT systems that would have a material adverse effect on our business, results of operations or financial condition. However, we may discover year 2000 compliance problems in our technology that will require substantial revisions. In addition, we may need to revise or replace third party software, hardware or services incorporated into our material IT and non-IT systems, all of which could be time consuming and expensive. If we fail to fix our technology or to fix or replace third party software, hardware or services on a timely basis, the result could be lost revenues, increased operating costs, the loss of customers and other business interruptions, any of which could have a material adverse effect on our business, results of operations and financial condition. Moreover, the failure to adequately address year 2000 compliance issues in our technology and our IT and non-IT systems could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time-consuming to defend. In addition, we cannot assure you that governmental agencies, utility companies, Internet access companies, third party service providers and others outside our control will be year 2000 compliant. The failure by such entities to be year 2000 compliant could result in a systemic failure beyond our control, such as a prolonged Internet, telecommunications or electrical failure, which could also prevent us from delivering our products and services to our customers, decrease the use of the Internet or prevent users from accessing the websites of companies with whom we have entered into business alliances, which could have a material adverse effect on our business, results of operations and financial condition.

    CONTINGENCY PLAN. As discussed above, we are engaged in an ongoing year 2000 assessment and are developing contingency plans in case of year 2000 disruptions. We will take into account the results of our year 2000 simulation testing and the responses received from third party vendors and service providers in determining the nature and extent of any contingency plans. We believe that we will complete our system tests and contingency plan by September 15, 1999.

    WORST CASE SCENARIO. Based on our assessment completed to date, we believe that the reasonably likely worst case scenario with respect to year 2000 issues could be:

    - portions of WWW.HOTJOBS.COM may be down while programmers fix our systems or the systems of ISPs or other third parties;

    - temporary data loss could occur while back-up copies of data are retrieved from tape;

    - lengthy outages could occur while programmers work to repair or restore corrupted or missing database files; and

    - our internal corporate, billing and accounting system may be down while programmers fix our system.

    Although these events could have an adverse effect on our business in the short term, we do not believe that year 2000 issues will materially and adversely affect our business, results of operations or financial condition over the long term. While we will have system engineers on-site over the year 2000 date change, we can give no assurance that all expectations will be realized.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. This statement changes the way that public business enterprises report segment information, including financial and descriptive information about their selected segment information. Under SFAS No. 131, operating segments are defined as revenue-producing components of the enterprise which are generally used internally for evaluating segment performance. SFAS No. 131 became effective for HotJobs.com fiscal year ending December 31, 1997, and we have determined that under the guidelines of SFAS No. 131 we did not have any separately reportable business segments as of December 31, 1998.

    In February 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 establishes the accounting for costs of software products developed or purchased for internal use, including when such costs should be capitalized. We do not expect SOP 98-1, which is effective January 1, 1999, to have a material effect on our financial condition or results of operations.

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning June 15, 2000. This statement is not expected to affect us because we currently do not engage or plan to engage in derivative instruments or hedging activities.

                                    BUSINESS

GENERAL

    We are a leading Internet-based recruiting solutions company. Our suite of services leverages the Internet to provide a direct exchange of information between job seekers and employers. We developed these services based on our experience in the recruiting industry and our in-depth understanding of the needs of job seekers and employers. By solving many of the problems associated with traditional recruiting methods, we allow employers to more effectively manage their recruiting processes to save time and money.

    The majority of our revenues are recurring and are primarily derived from employer memberships to our online employment exchange, WWW.HOTJOBS.COM. Headhunters are prohibited from using our employment exchange, ensuring direct contact between job seekers and member employers. We also provide employers with additional recruiting solutions such as our proprietary Softshoe recruiting software, our WorkWorld job fairs and online advertising and consulting services.


    Revenues from our services have grown rapidly, primarily driven by increased employer memberships to our WWW.HOTJOBS.COM employment exchange. Our revenues increased from approximately $397,000 for the period ended December 31, 1997, to approximately $3.5 million for the fiscal year ended December 31, 1998. Our revenues for the three months ended March 31, 1999 were approximately $2.6 million.


INDUSTRY BACKGROUND

    RECRUITING MARKET

    We believe that companies cannot be competitive without implementing successful recruiting practices. According to industry sources, businesses in the U.S. spent in excess of $13 billion in 1997 to hire new employees by advertising job openings in newspapers and by hiring headhunters.

    We believe that several factors are causing an increase in spending on recruiting efforts:

    INCREASED LABOR SHORTAGE. We believe that demographic trends such as the aging of the Baby Boomers and decreasing birth rates, together with the continued growth in the U.S. economy, are combining to cause a tight labor market. For example, according to a 1998 recruiting survey prepared by Interbiznet.com, over 60% of the recruiters surveyed experienced labor shortages. As a result, the recruiting process now focuses less on selecting qualified employees from a ready pool of candidates and more on managing a scarce resource.

    INCREASED EMPLOYEE TURNOVER. We believe that employees currently change jobs more often than they have in the past and that even satisfied employees are increasingly investigating job opportunities. According to the U.S. Bureau of Labor Statistics, the average person entering the workforce today will work for between eight and ten different employers. This makes it more difficult for employers to retain qualified, experienced individuals and increases the number of hirings that must occur each year in order to maintain or grow an employer's workforce.

    INCREASED URGENCY TO REDUCE TIME TO HIRE. Forrester Research, Inc. estimates that unemployment among "knowledge workers" is less than 1% relative to overall unemployment of 4.3%. Because of the shortage in highly skilled job seekers, qualified candidates must be hired quickly or they may be lost to competitors. The ability to quickly hire qualified employees may have a significant influence on the future success of a company.

    Prior to the advent of the Internet, companies traditionally relied on a combination of five recruiting methods. These five methods include newspaper classifieds and other print advertisements, traditional job fairs, on-campus recruiting, internal referral programs and headhunters. The key limitations of each of these methods include:

    NEWSPAPER CLASSIFIEDS AND OTHER PRINT ADVERTISEMENTS

    - multiple intermediaries including media buyers and media placement agents are typically involved before an advertisement is placed;

    - several weeks to several months may pass from the time a job is advertised to the time the recruiter can respond to resumes in which he or she is interested; and

    - it is typically cost prohibitive to provide a full description of either the employer or the job opportunity and to advertise jobs nationally.

    TRADITIONAL JOB FAIRS

    - employers have limited time to meet with job seekers whom they have not pre-screened; and

    - job seekers often must visit each company's booth prior to determining the specific jobs that are available.

    ON-CAMPUS RECRUITING

    - the number of candidates requesting interviews typically exceeds the employers' available time slots; and

    - employers must visit multiple campuses and have limited time to meet with all qualified candidates.

    INTERNAL REFERRAL PROGRAMS

    - incentive programs may divert an employee's attention away from performing his or her job, thereby reducing productivity; and

    - referring employees may be more concerned about the quantity than the quality of referrals.

    HEADHUNTERS

    - placement fees are costly and employers only have access to limited applicant pools; and

    - job seekers generally receive limited information about the specific companies and positions for which they apply and do not have direct contact with the employer.

    ONLINE RECRUITING MARKET

    The emergence of the Internet has created an opportunity to connect job seekers with employers more efficiently and cost effectively when compared to traditional recruiting methods. Online recruiting can automate the recruiting process, providing more informative and responsive real-time interaction between job seekers and employers, and has the potential to lower the cost and time to hire. Job seekers are empowered with access to an aggregation of information about employment opportunities worldwide not previously available to them in one place. We believe that a significant online recruiting marketplace will emerge as more job seekers and employers embrace the advantages the Internet brings to the recruiting process. In addition, Internet-based solutions may replace more expensive client/server recruiting software and change the way companies manage and distribute information about job seekers throughout their organizations.

    International Data Corporation estimates that the total number of individual Internet users worldwide will grow from approximately 69 million in 1997 to 320 million in 2002. As Internet usage becomes more widespread, companies from a broad range of industries are expected to conduct an increasing percentage of their recruiting over the Internet. Of the 6 million businesses in the U.S., Forrester estimates that only 15,000 businesses currently recruit online, but this figure is estimated to increase to 124,000 by 2003. Forrester forecasts that by 2003, most large companies, 60% of medium-sized companies and 20% of small companies will use the Internet for recruiting purposes.

    MARKET OPPORTUNITY

    We believe that most of the advantages offered by Internet technology have not been fully applied to the recruiting market. While online job boards have improved the aggregation of job postings and job seekers, they have not fundamentally improved workflow throughout the recruiting process. Additionally, few web-based commercial software applications are available to help employers manage their internal recruiting processes. We also believe that most employers are in the early stages of understanding how to use the Internet to increase their competitiveness in recruiting.

    We believe that many of the current online recruiting offerings suffer from the following limitations:

    - LACK OF PRIVACY. Most online recruiting solutions do not allow job seekers to restrict access to their resumes. We believe that many experienced professionals will not post their resumes on a job board if there is a chance that they may be detected by their current employers.

    - HEADHUNTER POSTINGS. Many of the current online recruiting offerings give headhunters complete access to their sites, resulting in a high cost intermediary between employers and job seekers. In addition, employers have to compete with headhunters for the job seekers they are looking to hire. Job seekers do not know whether the jobs to which they are applying are from actual employers or are merely ads placed by headhunters looking for applicants for whom they can charge a fee.

    - LACK OF SCREENING PROCESS. Many of the current online job boards offer no or only limited testing and screening capabilities. Many sites stress the size of their resume database and the number of people who visit the site each month. This focus on quantity rather than quality results in the recruiter receiving an excessive amount of unwanted resumes.

    - LACK OF FUNCTIONALITY. Many online job boards serve only to attract candidates without providing employers with the tools they need to manage the recruiting process within their organizations. Additionally, these job boards generally lack the ability to help employers compile and analyze job seeker data.

    - UNFAVORABLE PRICING MODEL. Most recruiting websites charge companies to list openings for a fixed period of time on a price-per-ad basis. We believe that this is inefficient for companies with ongoing recruiting needs. Jobs that have been filled remain posted, attracting unwanted applicants, while unfilled jobs need to be posted again and again until a person is hired.

    Because our recruiting solution does not suffer from these limitations, we believe that an opportunity exists for HotJobs.com to become the leader in online recruiting solutions.

THE HOTJOBS.COM SOLUTION

    We provide comprehensive online recruiting solutions for employers and job seekers. Our solutions include our online employment exchange, WWW.HOTJOBS.COM, our browser-based proprietary recruiting software, Softshoe, and our WorkWorld job fairs. Additionally, we provide strategic consulting and development services focused on improving the efficiency and effectiveness of the recruiting process for employers. As companies increasingly utilize the Internet to improve their recruiting processes, we believe that our solution enables our customers to leverage the lower cost and real-time communication enabled by the Internet while retaining many of the positive attributes of traditional recruiting methods.

    BENEFITS TO JOB SEEKERS

    Our WWW.HOTJOBS.COM employment exchange empowers job seekers to find employment opportunities posted directly by employers at no cost to the job seeker. Key features of our solution for job seekers include:

    - DIRECT ACCESS TO A LARGE AND GROWING LIST OF EMPLOYERS. Our WWW.HOTJOBS.COM site offers job seekers direct access to job postings from over 1,650 member employers. Unlike most online recruiting services, we exclude headhunters from our site to ensure direct contact between our job seekers and member employers. Job seekers can search for and apply to specific job openings or submit their resumes to our resume database, providing our member employers with access to their resumes unless blocked by the job seeker.

    - PRIVACY. Through the use of the HotBlock feature, job seekers can prevent the viewing of their resumes. With this feature, job seekers can eliminate unwanted solicitations and avoid detection by their current employers.

    - PERSONALIZATION. We enable job seekers to set up their own career home page, My HotJobs, free of charge and provide them with tools to manage their job searches. We also provide job seekers with the ability to set up personal job search agents, enabling them to create customized and automated searches based on their specifications, such as job type or geographic preference. This service also provides job seekers with email notification during a specified period of time of any new jobs added to the system which match the job seeker's specifications.

    - DETAILED, CURRENT INFORMATION. We provide in-depth company and job descriptions, enabling job seekers to apply for those jobs for which they are most qualified and minimizing the need for additional research. Additionally, each job posting includes a date stamp, giving the job seeker information about the age of a particular job posting.

    - JOB SEARCH TOOLS. We provide job seekers with the ability to store job search information, including a "shopping cart" to store multiple job search results as well as cover letter storage related to specific job inquiries. Additionally, job seekers can keep track of currently active jobs for which they have applied and can analyze the effectiveness of their job searches by tracking the number of times their resumes appear in an employer's search and are subsequently viewed.

    - CAREER RESOURCES. We provide job seekers with career resources, including a bookstore, original editorial content and job seeker message boards.

    BENEFITS TO EMPLOYERS

    We provide employers with a comprehensive Internet-based recruiting solution focused on reducing the cost and time to hire a new employee. This comprehensive solution includes WWW.HOTJOBS.COM, our online employment exchange, our Softshoe recruiting software, our WorkWorld job fairs and related advertising and consulting services. We developed our solution to provide employers with access to a high quality pool of job seekers and the tools necessary to manage the workflow involved in the recruiting process. Key features of our solution for employers include:

    - FLEXIBLE PRICING MODEL. We offer employers a fully automated, cost-efficient means to recruit job seekers online. Our pricing model allows employers to choose between different levels of service to meet their needs. Depending upon the employer's requirements, employers may choose to pay periodic subscription fees to become a member of our online employment exchange based on the number of the employer's recruiters that have access to the exchange, to utilize our online software on a subscription fee basis or to purchase customized consulting services.

    - DIRECT ACCESS TO A LARGE NUMBER OF JOB SEEKERS. Through our employment exchange, we offer member employers access to our growing job seeker database which currently contains more than 450,000 resumes. We do not allow headhunters to search our resume database or to place job advertisements on our job board. By limiting access only to member employers, we provide direct access to our pool of job seekers and eliminate competition for candidates from headhunters.

    - REAL-TIME JOB POSTING, TRACKING AND MANAGEMENT TOOLS. We provide member employers the ability to post, track and manage job openings in a real-time environment. Our solution enables a member employer to remove a posting once a position has been filled and replace it with a new posting. We believe that this reduces unnecessary expenditures of time and money experienced in traditional recruiting methods.

    - REDUCE UNWANTED RESUMES. Because we do not charge on a per-word basis, our solution allows employers to provide in-depth job descriptions, allowing candidates to self-select jobs for which they are qualified. Additionally, employers can pre-screen applicants using online testing and remove a job posting as soon as it is filled. We believe these functions minimize the receipt by employers of unqualified or untimely resumes.

    - VALUE ADDED RECRUITING MANAGEMENT SOFTWARE. In addition to our online employment exchange, we provide our proprietary browser-based recruiting software to help employers better manage the entire recruiting process. Softshoe provides private label job board and applicant tracking capabilities, enabling employers to coordinate online and traditional recruiting methods and to share information throughout their entire organization. This enables improved coordination and communication among recruiters, hiring managers and executive management.

    - DISTRIBUTION OF JOB POSTINGS. Through our relationships with third-party websites, we are able to offer our member employers the ability to place their HotJobs.com job postings onto high-traffic third party web sites including Yahoo!, Alta Vista, Usenet and America's Job Bank at no additional cost. We have also entered into arrangements with theglobe.com, Inc., E*Trade Group Inc., About.com, Inc. and TechRepublic, Inc. providing direct access to WWW.HOTJOBS.COM from their sites.

THE HOTJOBS.COM STRATEGY

    Our objective is to become the leading global provider of online recruiting services. Key elements of our strategy include:

    - BUILD GLOBAL BRAND AWARENESS. We believe that it is essential to establish a strong global brand. We utilize an aggressive marketing program involving print, radio, outdoor, online and television marketing to promote HotJobs.com. For example, in January 1999, we aired a television commercial during the Super Bowl which resulted in a 117% increase in traffic to our site in the following month. We intend to expand our use of public relations, strategic alliances and other marketing programs designed to promote our global brand and build loyalty among our member employers and job seekers.

    - ACCELERATE NEW SUBSCRIBER GROWTH. We intend to accelerate the growth of our subscriber base by rapidly expanding the size of our sales force and locating it in select markets throughout the U.S. Generally, we have found that we are more successful in obtaining member employers in markets in which we have a local presence, providing us with a better understanding of a market's particular recruiting needs.

    - CONTINUE TO ENHANCE SITE FUNCTIONALITY AND FEATURES. We intend to provide the best available tools to empower job seekers and employers to more effectively manage their job seeking and recruiting processes. We are developing product and service enhancements aimed at both member employers and job seekers to continue to improve our user interface, searching capabilities, workflow and collaboration, data visualization, navigability, reporting and forecasting. In addition, we intend to enhance content for job seekers. We believe that these enhancements will increase interest in and traffic to our website.

    - EXPAND OUR RELATIONSHIP WITH MEMBER EMPLOYERS. We focus significant sales efforts on expanding our relationship with member employers by offering additional products and services. These efforts include the sale of additional subscriptions to WWW.HOTJOBS.COM, Softshoe recruiting software, participation in our WorkWorld job fairs and online advertising and consulting services.

    - PROVIDE ADDITIONAL CAREER CHANNELS IN SPECIFIC FIELDS. We intend to increase the appeal and ease of use of WWW.HOTJOBS.COM for job seekers by offering career channels in specific fields such as healthcare, legal services and biotechnology.

    - EXPAND INTERNATIONAL OPERATIONS. We intend to expand our international operations to attract new job seekers and member employers in new markets and to allow us to better serve our global member employers. We plan to accomplish this by opening facilities, making acquisitions and effecting strategic alliances, investments or licensing arrangements that enhance our appeal to unique communities of job seekers. By opening international offices, we believe we will be better positioned to acquire new job seekers and member employers in those countries. The Company recently entered into a lease for office space in Sydney, Australia, and is currently recruiting a local sales force. The Company launched its Australian operations at the Internet World Show in Sydney, Australia which began on August 2, 1999.

    - PURSUE STRATEGIC ACQUISITIONS. From time to time, we evaluate acquisition and investment opportunities in complementary businesses, products and technologies. We explore opportunities that may accelerate our growth; add new content, advertisers, member employers and job seekers; develop new technologies; and penetrate new markets. Presently, we do not have any commitments or understandings for acquisitions or investments and we are not presently engaged in negotiations.

PRODUCTS AND SERVICES

    WWW.HOTJOBS.COM

    Our WWW.HOTJOBS.COM employment exchange creates a direct link between member employers and job seekers. We empower both job seekers and member employers by providing them with the tools and functionality they need to plan, execute, monitor and control their employment searches.

    Key features for job seekers and member employers are outlined below:

                                 JOB SEEKER FEATURES                           MEMBER EMPLOYER FEATURES
                    ----------------------------------------------  ----------------------------------------------

PRICING             - Free of charge                                - Recurring subscription fee

REACH               - Searchable database with access to more than  - Ability to search over 450,000 resumes
                      1,650 member employers
                                                                    - Recorded over 2.0 million visits in June
                                                                      1999

                                                                    - Ability to post job listings to third party
                                                                      sites, including Yahoo!, AltaVista, Usenet
                                                                      and America's Job Bank, at no additional
                                                                      cost

DIRECT EXCHANGE     - Direct access to member employers; no         - No headhunters may post jobs or search our
                      headhunter listings permitted                   resume database

CUSTOMIZATION       - Personal Job Search Agent                     - Allows for a detailed job description and a
                    - Personal career home page                       full company profile
                                                                    - Test module feature allows pre-screening of
                                                                      candidates

REAL-TIME           - Up-to-date job postings                       - Ability to remove job postings at any time
                    - Date stamping of all job postings             - Date stamping of resumes
                                                                    - Immediate receipt of resume submissions

PRIVACY             - Ability to restrict access to their resume    - Search and review job seeker resumes
                                                                      anonymously

TRACKING AND        - Automatic email notification confirming       - Ability to respond directly to job seekers
  MONITORING          application receipt                           - Storage and management of job listings and
                    - Online "shopping cart" to store jobs            resumes
                    - Ability to store resumes and cover letters    - Ability to coordinate job postings for
                    - Archive job applications                        member employers with multiple accounts
                                                                    - Multiple recruiters within an enterprise can
                                                                      share notes on an applicant

                                 JOB SEEKER FEATURES                           MEMBER EMPLOYER FEATURES
                    ----------------------------------------------  ----------------------------------------------
STATISTICS          - Number of times resume has come up in a       - Number of times a job posting comes up in a
                      search and subsequently been viewed and how     search, is viewed and applied to by job
                      many jobs to which the job seeker has           seekers
                      applied
COMMUNITY           - Career resources, bookstore, original
                      editorial content and job seeker message
                      boards

    SOFTSHOE

    Introduced in September 1997, our Softshoe recruiting software permits employers to manage their enterprise-wide recruiting process by leveraging the cost-efficiencies associated with the Internet. Softshoe provides employers with the ability to create a private label, publicly-viewed job board and an internal employee-only job board, to schedule and track the results of interviews and other recruiting events and to prepare detailed analyses of the company's recruiting efforts. Softshoe provides a browser-based interface that allows multiple participants within an employer's organization to coordinate their efforts in the recruiting process. These participants include recruiters, administrators, executives and hiring managers, each of whom is able to access different levels of information relevant to their involvement in the recruiting process.

    Softshoe provides extensive online reports that allow users to analyze processes and statistical data to establish and refine strategic recruiting initiatives. Examples of these reports include time to hire, number of hires, source of applicants and equal opportunity employment data.

    WORKWORLD AND OTHER SERVICES

    We conduct a series of job fairs known as WorkWorld. Like WWW.HOTJOBS.COM, these job fairs do not allow headhunters to participate. Unlike the traditional job fair model which leaves recruiters with thousands of paper resumes to sort through, our fairs are fully integrated into the WWW.HOTJOBS.COM system, placing all job seekers' information online. Job seekers can log onto WorkWorld.com to view a schedule of upcoming events and a list of participating employers and to apply directly to available jobs. Recruiters can then schedule appointments with candidates prior to the actual event. WorkWorld job fairs also serve to provide a physical forum for our account executives to meet directly with employers.

    We also offer consulting services to assist employers with automating the recruiting and job advertising processes in areas including recruiting process re-engineering and web page design, online advertising and customization.

CUSTOMERS

    As of June 30, 1999, our customer base included over 1,650 employers in industries such as technology, financial services, health care, professional services, retail and telecommunications. Some of our member employers include:

Amazon.com, Inc.
CNN
The Walt Disney Company
Merck & Co. Inc.
Nike, Inc.
The Home Depot, Inc.

America Online, Inc.
International Business
 Machines Corporation
City of Palo Alto
E*Trade Group Inc.
Yankee Group

Central Intelligence Agency
eBay Inc.
Microsoft Corporation
Procter & Gamble
Union Carbide Corporation
Young & Rubicam

    As of June 30, 1999, the following clients have purchased Softshoe to manage their recruiting systems:

Coors Brewing Company
DoubleClick, Inc.
Ford Motor Company
Humana Inc.

Lucent Technologies
Tricon Global
  Restaurants, Inc.

Wang Government Services
  Division


    For the period from February 20, 1997 to December 31, 1997 and the year ended December 31, 1998, there was no customer that accounted for more than 10% of our revenues.


SALES AND MARKETING

    As of June 30, 1999, our direct sales force consisted of 44 account executives located in New York, San Francisco, Boston and Chicago. We obtain new corporate members primarily through telemarketing directly to employers as well as leads generated from online inquiries and referrals. In addition, we solicit employers through participation in human resource industry trade shows and similar events. To encourage our account executives to maintain and build our relationship with our member employers, we pay them a monthly commission that is a fixed percentage of all periodic fees paid by the accounts with whom they have established a relationship. This also creates an opportunity for account executives to sell other components of our online recruiting solution such as our Softshoe recruiting software, participation in our WorkWorld job fairs and related advertising and promotional opportunities.

    We utilize an aggressive marketing program involving print, radio, outdoor, online and television advertising to promote WWW.HOTJOBS.COM as a leading employment exchange. We also support a consistent direct marketing and educational campaign to our member companies regarding online recruiting developments and practices. We plan to continue to use key marketing events, coupled with public relations efforts, to promote awareness of the HotJobs.com brand.

    In addition, we have developed co-promotional events and marketing campaigns for both WWW.HOTJOBS.COM and WorkWorld. Some examples of these include: Jane Magazine Fall College Tour and Experienceonline.com college career center tour. Our July '99 WorkWorld job fair will be produced in conjunction with the Internet World Summer '99 trade show conference.

BUSINESS ALLIANCES

    We have entered into the following alliances to expand our distribution network, providing added value to our member employers, and increasing recognition of the HotJobs.com brand:

    THEGLOBE.COM, INC. We have entered into a co-branding agreement with theglobe.com, Inc., an online network that fuses together lifestyle and entertainment content and commerce with personal interaction. This alliance will fully integrate HotJobs.com's employment opportunities within Careers, theglobe.com's new sub-theme area. Users of theglobe.com will be able to create resumes through theglobe.com's home page builder and post them at HotJobs.com's co-branded service.

    E*TRADE GROUP INC. We have entered into a co-branding agreement with E*Trade Group Inc., a leading provider of online investing services. Under this agreement, visitors to the "Community" page on www.etrade.com will have access to "Hot Jobs of the Week," a feature of HotJobs.com that highlights certain job opportunities. The agreement also calls for online and offline marketing components, including banners and direct mail.

    ABOUT.COM, INC. We have entered into a co-branding agreement and an advertising agreement with About.com. Under the co-branding agreement, we will build, maintain and host targeted, co-branded job listings sites which users of About.com will be able to access from certain channels such as Business/Careers. Under the advertising agreement, About.com has agreed to deliver advertising impressions to us through such avenues as home page-links and banner ads.

    TECHREPUBLIC, INC. We have entered into a co-branded job board and content licensing agreement with TechRepublic. Under this agreement, we will design a co-branded job board for TechRepublic which will include the basic functionality of WWW.HOTJOBS.COM. The agreement provides that we will be the exclusive online recruiting solutions provider for TechRepublic, and we will provide links to TechRepublic content on our Website.

    HotJobs.com enters into relationships that allow us to acquire editorial content and/or web services that are relevant to our job seeker audience. These include salary calculators, relocation services, company biographies and other pertinent information.

    Parties with whom we have entered into alliances may not perform their obligations as agreed. Our business alliances generally do not establish minimum performance requirements but instead rely on voluntary efforts. In addition, most of our alliance agreements may be terminated by either party with little notice.

TECHNOLOGY

    We developed our technology to serve a large volume of web traffic in an efficient, scalable and fault-tolerant manner. The system updates its data files, providing useful search and statistical results to the user. We designed the system to scale easily to support geometric growth without the need to re-architect, or acquire hardware/software systems at a geometric rate.

    We currently support our production servers in-house, but have signed contracts to co-locate at Level(3), an Internet service provider. Level(3)'s facility includes features such as:

    - protection against a power loss;

    - multiple pathways for data to be passed to the Internet;

    - arrangements with other ISPs to exchange data in order to allow a packet of data to travel the shortest and least congested pathway;

    - fire suppression; and

    - physical space that allows us to grow without being limited by "environmental" factors while simultaneously providing sufficient bandwidth capacities.

    As we expand our leased application hosting, we intend to increase our use of the services provided by Level(3) or another co-location provider. Our contract with Level(3) began on April 15, 1999 and has a one-year term with month-to-month renewals thereafter. We pay monthly fees of $9,000 under the agreement. Level(3) can discontinue service under certain circumstances, including failure by us to pay our bills.

    Our software is written using open standards, such as ANSI C, C++, ECMA-262 Script, and HTML, and interfaces with products from Oracle, Netscape Communications, Inc. and Thunderstone. Our template-based page generation using our proprietary tagging language allows for rapid deployment of user interface changes without the necessity to recompile code. This also allows us to develop co-branded sites rapidly without re-engineering.

    We have standardized our hardware platform on Sun Microsystems servers, Cisco routers, Foundry Networks switches and Boxhill disk arrays. Our network topology is designed to sustain multiple failures by various components without down-time.

COMPETITION

    The market for online recruiting solutions is intensely competitive and highly fragmented. We compete with companies, including recruiting search firms, that offer a single database "job board" solution, such as Monster.com, as well as newspapers, magazines and other traditional media companies that provide online job search services, such as CareerPath.com. We also compete with large Internet information hubs, or portals, such as Excite@Home. We may experience competition from potential customers to the extent that they develop their own online recruiting offerings internally. In addition, we compete with traditional recruiting services, such as headhunters, for a share of employers' total recruiting budgets. We expect to face additional competition as other established and emerging companies, including print media companies and headhunters with established brands, enter the online recruiting market.

    Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources and larger client bases than we do. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their businesses or to offer more comprehensive solutions.

    We believe that there will be rapid business consolidation in the online recruiting industry. Accordingly, new competitors may emerge and rapidly acquire significant market share. In addition, new technologies will likely increase the competitive pressures that we face. The development of competing technologies by market participants or the emergence of new industry standards may adversely affect our competitive position. Competition could result in reduced margins on our products and services, loss of market share or less use of WWW.HOTJOBS.COM by job seekers and employers. If we are not able to compete effectively with current or future competitors as a result of these and other factors, our business could be materially adversely affected.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

    There is an increasing number of laws and regulations pertaining to the Internet, including laws or regulations relating to user privacy, liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy and domain name registration. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, patent, trademark, trade secret, obscenity, libel, employment and personal privacy is uncertain and developing.

    PRIVACY CONCERNS. Government agencies are considering adopting regulations regarding the collection and use of personal identifying information obtained from individuals when accessing web sites. While we have implemented and intend to implement additional programs designed to enhance the protection of the privacy of its users, these programs may not conform to any regulations adopted by these agencies. In addition, these regulatory and enforcement efforts may adversely affect the ability to collect demographic and personal information from users, which could have an adverse effect on our ability to provide advertisers with demographic information. The European Union (the "EU") has adopted a directive that imposes restrictions on the collection and use of personal data. The directive could impose restrictions that are more stringent than current Internet privacy standards in the United States. The directive may adversely affect the activities of entities such as HotJobs.com that plan to engage in data collection from users in EU member countries.

    DOMAIN NAMES. Domain names are the user's Internet "addresses." The current system for registering, allocating and managing domain names has been the subject of litigation and of proposed regulatory reform. Although we have applied to register "HotJobs.com" as a trademark, third parties have and may continue to bring claims for infringement against us for the use of this trademark. In the event those claims are successful, we would lose the ability to use the HotJobs.com domain name. There can be no assurance that our domain name will not lose its value, or that we will not have to obtain entirely new domain names in addition to or in lieu of our current domain names if reform efforts result in a restructuring in the current system.

    JURISDICTIONS. Due to the global nature of the Internet, it is possible that, although our transmissions over the Internet originate primarily in New York City, the governments of other states and foreign countries might attempt to regulate our business activities. In addition, because our service is available over the Internet in multiple states and foreign countries, these jurisdictions may require us to qualify to do business as a foreign corporation in each of these states or foreign countries, which could subject us to taxes and other regulations.

INTELLECTUAL PROPERTY

    Our success depends to a significant degree upon the protection of our proprietary technology, including Softshoe recruiting software and the HotJobs.com brand name. The unauthorized reproduction or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it. If this were to occur, our business could be materially adversely affected. We rely upon a combination of patents, copyright, trade secret and trademark laws and non-disclosure and other contractual arrangements to protect our intellectual property rights. The steps we have taken to protect our proprietary rights, however, may not be adequate to deter misappropriation of proprietary information.

    We may not be able to detect unauthorized use of our proprietary information or take appropriate steps to enforce our intellectual property rights. In addition, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving. The laws of other countries in which we may market our services in the future are uncertain and may afford little or no effective protection of our intellectual property.

    We filed with the U.S. Patent and Trademark Office to register the trademark "www.hotjobs.com" for "providing a Web site in the field of employment opportunities and career placement which offers the exchange of information." The PTO initially refused registration, citing a prior existing U.S. trademark registration. Additionally, the PTO also informed us that, if we overcome its objection relating to the existing trademark and our application proceeds, it may refuse to register our mark because of a likelihood of confusion with two other prior pending trademark applications. We have entered into a written consent agreement with the prior registrant in which the registrant consents to our use and registration of our mark on grounds that there is no likelihood of confusion between the two marks. In addition, one of the two pending trademark applications cited against us has since been abandoned, removing that as a potential block to our registration. Despite the consent agreement, we cannot guarantee that we will be successful in overcoming the PTO's refusal to register our mark because of the prior registration. In addition, we cannot assure you that that we can overcome the PTO's potential refusal to register our mark because of the other prior pending application, and thus we may be prevented from securing a federal registration for "www.hotjobs.com." In addition, in May 1998, the trademark applicant who has since abandoned its application made claims regarding prior use and ownership of "hotjobs" as a trademark. We investigated these claims and have not found any verifiable basis for these claims. We responded to that effect on June 1, 1998 and have not received any further correspondence. Adverse outcomes to these claims or any related litigation, should it occur, could result in us being limited or prohibited from further using the "www.hotjobs.com" mark and related derivative marks in the future. We are not able at this time to evaluate the likelihood of any subsequent actions related to those claims or an unfavorable outcome in the event such claims are reasserted, or to estimate the amount or range of any related potential loss.

    We currently hold a trademark registration in the United States for Softshoe. Effective trademark protection may not be available in all countries in which we intend to conduct business. Policing unauthorized use of our marks is also difficult and expensive. In addition, it is possible that our competitors will adopt product or service names similar to ours, impeding our ability to build brand identity and possibly leading to customer confusion.

EMPLOYEES


    As of June 30, 1999, we had 107 employees, of whom 71 worked in sales, marketing, client services, and business development, 18 in product development and 18 were involved in finance, administration, and corporate operations. From time to time, we employ independent contractors and consultants to support research and development, marketing and sales, and business development. None of our employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.


FACILITIES

    Our principal executive offices are currently located in approximately 9,900 square feet of office space in New York, New York under a lease that expires in March 2004, but can be terminated by either party with 90 days notice after July 31, 1999. In March 1999, we leased approximately 1,280 square feet of office space in San Francisco, California under a five-year lease expiring in 2004. We intend to expand our sales, marketing and technology operations and therefore may require additional facilities in the future.

LEGAL PROCEEDINGS

    There are no material legal proceedings pending or, to our knowledge, threatened against us.

                                   MANAGEMENT

    The following table sets forth, as of March 31, 1999, the name, age and position within HotJobs.com of each of our directors and executive officers.

NAME                                         AGE                                   POSITION
---------------------------------------      ---      ------------------------------------------------------------------
Richard S. Johnson.....................          38   President, Chief Executive Officer and Chairman of the Board of
                                                      Directors
Stephen W. Ellis.......................          48   Chief Financial Officer and Director
Dimitri J. Boylan......................          38   Chief Operating Officer, Secretary and Director
George J. Nassef, Jr...................          34   Chief Information Officer
Philip Guarascio.......................          58   Director
John A. Hawkins........................          38   Director
John G. Murray.........................          36   Director
Kevin P. Ryan..........................          35   Director

    RICHARD S. JOHNSON founded HotJobs.com in February 1997 and has served as our President, Chief Executive Officer and Chairman of the board of directors since inception. From 1988 to 1997, Mr. Johnson served as President of OTEC, Inc., a New York-based recruiting firm focusing on IT professionals. Mr. Johnson co-founded OTEC in 1988 and remains one of its directors and principal stockholders. Mr. Johnson received his bachelor's degree from Bucknell University. Mr. Johnson is a member of the Society of Human Resource Management and of New York's New Media Association.

    STEPHEN W. ELLIS has served as our Chief Financial Officer since April 1999, and as a director since May 1999. From March 1998 through December 1998, Mr. Ellis served as the Chief Financial Officer for Biztravel.com, an Internet-based travel services company. Prior to that, from March 1997 through February 1998, Mr. Ellis was the Chief Financial Officer for Metromedia Fiber Network (NASDAQ:
MFNX), a facilities-based fiber optic/telecom services company. Mr. Ellis also served as an executive officer of Data Broadcasting Corporation (NASDAQ: DBCC), a financial market-data company, first as Chief Financial Officer from 1992 to 1995 and then as Executive Vice President, Finance through March 1997. Mr. Ellis holds a bachelor's degree from the Massachusetts Institute of Technology and a Master of Business Administration from the Stanford University Graduate School of Business. Mr. Ellis is a Certified Public Accountant. He also is on the board of directors of the following private companies: FSA Capital, Inc., TreeSource, Inc. and US Medical Network, LLC.

    DIMITRI J. BOYLAN has served as our Chief Operating Officer since March 1998, and as our Vice President of Sales and Marketing from February 1997 until March 1998. Mr. Boylan has also served as a director since May 1999. From October 1990 until October 1997, Mr. Boylan served as the managing director of recruiting for OTEC. Mr. Boylan earned a master's degree from the University of Illinois and a bachelor's degree from the University of Pennsylvania.

    GEORGE J. NASSEF, JR. has served as our Chief Information Officer since June 1999. From December 1998 to June 1999, Mr. Nassef was president of his own consulting business related to Internet technologies. From February 1997 until December 1998, Mr. Nassef served as Chief Information Officer of Biztravel.com, an Internet-based travel services company. From January 1996 until February 1997, Mr. Nassef held positions with The SABRE Group, most recently as Managing Director of Platform Technologies. From August 1987 until January 1996, Mr. Nassef held systems engineering positions with American Airlines' Data Processing Division. Mr. Nassef holds a bachelor's degree from Texas A&M University.

    PHILIP GUARASCIO has served as a director since August 2, 1999. Mr. Guarascio has been a Vice President of General Motors Corporation since July 1994, where he is primarily responsible for worldwide advertising resource management, managing consolidated media placement efforts and working with General Motors' North American Operations vehicle divisions to increase marketing effectiveness and efficiency. Mr. Guarascio also manages corporate image advertising activities and oversees GM Credit Card operations and GM's Enterprise Customer System. Prior to this current position, from July 1992 to July 1994, Mr. Guarascio served as General Manager of Marketing and Advertising for General Motors' North American Operations. Mr. Guarascio joined General Motors in 1985 after 21 years with the New York advertising agency, D'Arcy, Masius, Benton & Bowles (formerly Benton & Bowles, Inc.). Mr. Guarascio currently serves on the board of directors of Snyder Communications, Inc. (NYSE: SNC), and is a member of its audit and compensation committees. Mr. Guarascio is Chairman Emeritus of the Advertising Council and serves on the Executive Committee of that organization. He also serves on the boards of the Association of National Advertisers, the Women's Sports Foundation, the Ellis Island Restoration Commission and the American Film Institute.

    JOHN A. HAWKINS has served as a director since May 1999. In 1995, Mr. Hawkins co-founded Generation Partners L.P., a private equity fund. From 1987 until 1995, Mr. Hawkins was a General Partner of Burr, Egan, Deleage & Co., a $700 million venture capital firm. Mr. Hawkins specializes in information technology investments including data communications and telecommunications, software and the Internet. Mr. Hawkins graduated with a bachelor's degree from Harvard College and received his Master of Business Administration from the Harvard Graduate School of Business. Mr. Hawkins currently serves on the boards of P-COM, Inc. (NASDAQ: PCMS), PixTech (NASDAQ: PIXT), Enso Audio Imaging Corporation, Dover Pacific Computing, Inc., High End Systems, Inc. and Linguateq, Inc.

    JOHN G. MURRAY has served as a director since May 1999. Since June 1998, Mr. Murray has been a Managing Director of Deutsche Bank Securities Inc., formerly BT Alex. Brown Incorporated, specializing in the venture capital service sector. From January 1994 to June 1998, Mr. Murray served as a principal of BancBoston Robertson Stephens, specializing in the venture capital service sector. Mr. Murray received his bachelor's degree from St. Lawrence University and his Master of Business Administration from The Wharton School of Finance.

    KEVIN P. RYAN has served as a director since June 1999. Mr. Ryan has served as Chief Operating Officer of DoubleClick, Inc. (NASDAQ: DCLK) since April 1998 and as President since July 1997. From June 1996 to April 1998, Mr. Ryan served as DoubleClick's Chief Financial Officer. From January 1994 to June 1996, Mr. Ryan served as Senior Vice President, Business and Finance for United Media, a licensing and syndication company representing comics, columnists and wire services to over 2,000 newspapers around the world. From April 1991 to December 1993, Mr. Ryan served as Senior Manager, Finance for Euro Disney, and from August 1985 to September 1989, Mr. Ryan was an investment banker for Prudential Investment Corporation in both the United States and the United Kingdom. Mr. Ryan received his bachelor's degree from Yale University and his Master of Business Administration from INSEAD.

CLASSES OF DIRECTORS

    In accordance with the terms of our amended and restated certificate of incorporation, our board of directors has been divided into three classes, denominated as Class I, Class II and Class III. Members of each class hold office for staggered three-year terms. At each annual meeting of our stockholders commencing in 2000, the successors to the directors whose terms expire at that meeting will be elected to serve until the third annual meeting after their election or until their successors have been elected and qualified. Messrs. Ryan and Murray are Class I directors whose terms expire at the 2000 annual meeting of stockholders. Messrs. Ellis and Hawkins are Class II directors whose terms expire at the 2001 annual meeting of stockholders. Messrs. Johnson, Boylan and Guarascio are Class III directors whose terms expire at the 2002 annual meeting of stockholders. With respect to each class, a director's term will be subject to the election and qualification of their successors, or their earlier death, resignation or removal. These provisions, when taken in conjunction with other provisions of our amended and restated certificate of incorporation authorizing the board of directors to fill vacant directorships, may delay a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies with its own nominees.

BOARD COMMITTEES

    Our Compensation Committee is responsible for reviewing and recommending to the Board the compensation arrangements provided to the management of HotJobs.com and administers our stock option plans. The members of the Compensation Committee are Messrs. Ellis, Murray and Hawkins.

    Our Audit Committee reviews our annual audit and meets with our independent auditors to review our internal controls and financial management practices. The members of the Audit Committee are Messrs. Ellis, Hawkins and Ryan.

DIRECTOR COMPENSATION


    We do not currently compensate our directors for attending board of director or committee meetings, but we reimburse directors for their reasonable travel expenses incurred in connection with attending these meetings. At the time of his election to the board, we granted Mr. Ryan options to purchase 20,000 shares of our common stock at an exercise price of approximately $3.38. Upon completion of this offering, we expect to grant Messrs. Guarascio, Hawkins and Murray options to purchase 20,000 shares of our common stock at the initial public offering price under our 1999 Stock Option/Stock Issuance Plan. Beginning with our annual meeting of stockholders in 2000, each of our non-employee directors will receive an annual grant of options to purchase 5,000 shares of common stock so long as he or she has served on the board for at least 6 months.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During the fiscal year ended December 31, 1998, the Compensation Committee of the board of directors consisted of Richard S. Johnson. No interlocking relationship exists or has existed between Mr. Johnson or any other member of our board of directors and any members of the board of directors or compensation committee of any other company.

EMPLOYMENT AGREEMENTS

    Richard S. Johnson, Stephen W. Ellis, Dimitri J. Boylan and George J. Nassef, Jr. each has an employment agreement with us.

    TERM. The agreement of each of Messrs. Johnson, Ellis and Boylan became effective on May 6, 1999 and expires on May 5, 2002 and will automatically renew for additional one-year terms after that date unless HotJobs.com gives the executive written notice of its desire not to renew the agreement at least six months prior to the expiration of the initial or any additional term. Mr. Nassef's employment agreement became effective on June 18, 1999 and shall continue until terminated by him or by us.

    SALARY. The annual salary for each of these executives is as follows: Mr. Johnson, $200,000; Mr. Ellis, $175,000; Mr. Boylan, $175,000; and Mr. Nassef,
$175,000. Also, each of these executives is entitled to an annual bonus determined by the Compensation Committee of the board of directors. The annual salary of each of Messrs. Johnson, Ellis and Boylan will increase by a minimum of 10% each year.

    STOCK OPTION GRANTS. Mr. Ellis received stock options to purchase 360,000 shares of our common stock, 15,000 of which vest monthly beginning on June 5, 1999 and ending on May 6, 2000 and an additional 90,000 of which vest on each of May 6, 2001 and May 6, 2002. On the closing of this offering, however, 180,000 of these shares will vest automatically and the remaining shares will vest on May 6, 2001 and 2002 as stated above. Mr. Nassef received stock options to purchase 180,000 shares of our common stock, 4,992 of which vest monthly from July 18, 1999 through April 18, 2000; 5,040 of which vest on May 18, 2000 and June 18, 2000; and an additional 60,000 of which vest on each of June 18, 2001 and 2002. On the closing of this offering, however, 90,000 of these shares will vest automatically; 30,000 shares will vest on June 18, 2001 and 60,000 shares will vest on June 18, 2002.

    TERMINATION OF AGREEMENTS. We can terminate these employment agreements with or without cause by delivering written notice to the executive. Each executive may terminate his employment agreement with or without good reason by delivering written notice to us. Upon termination of the agreements of each of Messrs. Johnson, Ellis and Boylan by us without cause or by the executive for good reason, the executive is entitled to the greater of his annual salary for the remainder of the term of the agreement or one year of salary and all options become immediately exercisable. Upon termination of Mr. Nassef's employment agreement by us without cause or by Mr. Nassef for good reason, Mr. Nassef is entitled to six months of salary.

    NONCOMPETITION AND CONFIDENTIALITY. Each of the executives with an employment agreement has agreed not to compete with us, solicit our suppliers or employees or reveal our confidential information during the term of his employment agreement and for two years thereafter. In addition, each executive is bound by a proprietary inventions agreement which prohibits the executive from, among other things, disseminating or using confidential information about our business or clients in any way that would be adverse to us.

EXECUTIVE COMPENSATION

    The following table sets forth summary information concerning all compensation we paid our Chief Executive Officer during the year ended December 31, 1998. We did not pay any other executive officer over $100,000 in 1998.

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG-TERM
                                                                                 COMPENSATION
                                                      ANNUAL COMPENSATION     ------------------
                                                    ------------------------  SHARES UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION                          SALARY($)    BONUS($)        OPTIONS(#)       COMPENSATION
--------------------------------------------------  -----------  -----------  ------------------  --------------
Richard S. Johnson
  President and Chief Executive Officer...........  $   182,000           --               --                --

OPTION GRANTS IN LAST FISCAL YEAR/OPTION EXERCISES AND HOLDINGS

    Mr. Johnson did not own any options or stock appreciation rights in 1997 or 1998. In 1999, we granted Mr. Johnson options to purchase 240,000 shares of our common stock at an exercise price of approximately $0.05 and options to purchase 120,000 shares of our common stock at an exercise price of approximately $3.38.

1999 STOCK OPTION/STOCK ISSUANCE PLAN

    The 1999 Stock Option/Stock Issuance Plan is intended to serve as our equity incentive program in the future. The 1999 Stock Option/Stock Issuance Plan became effective upon its adoption by our board of directors and approval by our stockholders on June 30, 1999. We have authorized 4,500,000 shares of common stock for issuance under the 1999 Stock Option/Stock

Issuance Plan. We have not granted any options under this plan to date; however, upon completion of this offering we expect to grant Messrs. Guarascio, Hawkins and Murray options to purchase 20,000 shares of our common stock under the plan. In no event may any one participant in the 1999 Stock Option/Stock Issuance Plan receive option grants or direct stock issuances for more than 1,000,000 shares in the aggregate per calendar year.

    The 1999 Stock Option/Stock Issuance Plan has three separate programs:

    - the discretionary option grant program under which eligible individuals in our employ or service (including officers, non-employee board members and consultants) may be granted options to purchase shares of our common stock;

    - the stock issuance program under which such individuals may be issued shares of common stock directly, through the purchase of such shares or as a bonus tied to the performance of services; and

    - the automatic option grant program under which option grants will automatically be made at periodic intervals to eligible non-employee board members.


    The discretionary option grant and stock issuance programs will be administered by our Compensation Committee. This committee will determine which eligible individuals are to receive option grants or stock issuances, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the exercise or purchase price for each such grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. Neither the Compensation Committee nor the board will exercise any administrative discretion with respect to option grants made under the automatic option grant program for the non-employee board members.


    The exercise price for the options may be paid in cash or in shares of our common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the Compensation Committee may allow a participant to pay the option exercise price or direct issue price (and any associated withholding taxes incurred in connection with the acquisition of shares) with a full-recourse, interest-bearing promissory note.

    In the event that we are acquired, whether by merger or asset sale or board-approved sale by the stockholders of more than 50% of our voting stock, each outstanding option under the discretionary option grant program which is not to be assumed by the successor corporation or otherwise continued will automatically accelerate in full, and all unvested shares under the discretionary option grant and stock issuance programs will immediately vest, except to the extent the repurchase rights with respect to those shares are to be assigned to the successor corporation or otherwise continued in effect. The Compensation Committee may grant options under the discretionary option grant program which will accelerate in the acquisition even if the options are assumed or which will accelerate if the optionee's service is subsequently terminated. The Compensation Committee may also grant options and issue shares which accelerate in connection with a hostile change in control effected through a successful tender offer for more than 50% of our outstanding voting stock or by proxy contest for the election of board members or the options and shares may accelerate upon a subsequent termination of the individual's service.

    Stock appreciation rights may be issued under the discretionary option grant program which will provide the holders with the election to surrender their outstanding options for an appreciation distribution from us equal to the fair market value of the vested shares subject to the surrendered option less the aggregate exercise price payable for such shares. Such appreciation distribution may be made in cash, in shares of our common stock or in a combination of cash and shares of our common stock.

    The Compensation Committee has the authority to cancel outstanding options under the discretionary option grant in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the common stock on the new grant date.

    Limited stock appreciation rights will automatically be included as part of each grant made under the automatic option grant program and may be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with such a limited stock appreciation right may be surrendered to us upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from us in an amount per surrendered option share equal to the highest price per share of common stock paid in connection with the tender offer less the exercise price payable for such share.

    Under the automatic option grant program, each individual who first joins the board after the effective date of this offering as a non-employee board member who is not affiliated with a significant stockholder of HotJobs.com will automatically be granted an option for 20,000 shares of our common stock at the time of his or her commencement of board service. In addition, on the date of each annual stockholders meeting, beginning with the 2000 meeting, each nonemployee director who is to continue to serve as a non-employee board member will receive an option grant to purchase 5,000 shares of our common stock, provided he or she has served on the board for at least 6 months. However, each outstanding option will immediately vest upon an acquisition or change in control or the death or disability of the optionee while serving as a board member.

    The board may amend or modify the 1999 Stock Option/Stock Issuance Plan at any time, subject to any required stockholder approval. The 1999 Stock Option/Stock Issuance Plan will terminate no later than June 30, 2009.

STOCK AWARD PLAN

    Our Stock Award Plan has served as our equity incentive program to date. The Stock Award Plan became effective upon its adoption by our board of directors and approval by our stockholders on April 1, 1998. Since June 30, 1999, we no longer grant options under our Stock Award Plan.


    We have granted under our Stock Award Plan options to purchase 4,314,200 shares at a weighted average exercise price of approximately $0.62, of which 3,492,000 will be exercisable upon completion of this offering and the remainder vest over a period of three or four years. The options that are not immediately exercisable upon the consummation of this offering accelerate upon a change of control. A change of control shall be deemed to occur upon any person or entity purchasing more than 50% of our common stock, a merger or consolidation in which our common stock is exchanged for less than 50% of the voting stock of the surviving corporation, or the sale of greater than 50% of our total assets. The remaining terms of the Stock Award Plan are consistent with and substantially similar to the terms of the 1999 Stock Option/Stock Issuance Plan set forth above.


EMPLOYEE STOCK PURCHASE PLAN

    The Employee Stock Purchase Plan will become effective immediately upon the execution of the underwriting agreement for this offering. The plan is designed to allow our eligible employees to purchase shares of our common stock, at semi-annual intervals, through periodic payroll deductions. A total of 250,000 shares of common stock will be available for issuance under the plan.

    The plan will have a series of successive offering periods, each with a maximum duration of 24 months. However, the initial offering period will begin on the day the underwriting agreement is executed in connection with this offering and will end on the last business day in July 2001. The next offering period will begin on the first business day in August 2001, and subsequent offering periods will be set by our Compensation Committee.

    Individuals who are eligible employees on the start date of any offering period may enter the plan on that start date or on any subsequent semi-annual entry date (generally February 1 or August 1 each year). Individuals who become eligible employees after the start date of the offering period may join the plan on any subsequent semi-annual entry date within that period.

    A participant may contribute up to 15% of his or her cash earnings through payroll deductions and the accumulated payroll deductions will be applied to the purchase of shares on the participant's behalf on each semi-annual purchase date (the last business day in January and July each year). The purchase price per share will be 85% of the lower of the fair market value of our common stock on the participant's entry date into the offering period or the fair market value on the semi-annual purchase date. The first purchase date will occur on the last business day in January 2000. In no event, however, may any participant purchase more than 1,400 shares, nor may all participants in the aggregate purchase more than 62,500 shares on any one semi-annual purchase date. Should the fair market value of the common stock on any semi-annual purchase date be less than the fair market value on the first day of the offering period, then the current offering period will automatically end and a new offering period will begin, based on the lower fair market value.

    The board may at any time amend or modify the plan. The plan will terminate no later than the last business day in July 2009.

                           RELATED PARTY TRANSACTIONS

SERIES A PRIVATE PLACEMENT

    Effective May 10, 1999, we sold 1,620,000 shares of our Series A Preferred Stock at a price of $10.00 per share. Upon consummation of this offering, all of the Series A Preferred Stock will automatically convert into an aggregate of 3,934,019 shares of common stock. The purchasers of Series A Preferred Stock included the following directors, executive officers and holders of 5% or more of our common stock on a fully-converted basis:

    - FSA Capital, Inc. purchased 42,189 shares of Series A Preferred Stock for $421,890. Stephen W. Ellis, our Chief Financial Officer and a director, is a director of FSA Capital, Inc.

    - Generation Capital Partners L.P. and affiliated investment entities ("Generation Partners") purchased in the aggregate 1,054,714 shares of Series A Preferred Stock for $10,547,140. Generation Partners owns more than 5% of our stock. John A. Hawkins, one of our directors, is a Managing Partner of an affiliate of Generation Partners.

    - John G. Murray, one of our directors, purchased 18,750 shares of Series A Preferred Stock for $187,500. In connection with the Series A Preferred Stock financing, GreenAcre Ventures LLC, of which Mr. Murray is a managing member, purchased 170,592 shares of our common stock from two of our employees.

    - Kevin P. Ryan, one of our directors, purchased 21,094 shares of Series A Preferred Stock for $210,940.

    In connection with our private placement, we entered into a stockholders' agreement with the investors in our Series A Preferred Stock and our current stockholders. In accordance with this agreement, John A. Hawkins, a designee of Generation Partners, and John G. Murray, a designee of the holders of our Series A Preferred Stock, have been elected to our board. In addition, the investors in our Series A Preferred Stock have registration rights applicable to the common stock issuable upon conversion of the Series A Preferred Stock. See "Description of Capital Stock--Registration Rights." Other than the registration rights, all other rights under this agreement terminate upon the closing of this offering.

REDEMPTION OF SECURITIES

    On April 2, 1999, we redeemed shares of our common stock for an aggregate price of $61,000, equal to approximately $0.05 per share, from the following executive officer and employees in the following amounts:

NAME                                     POSITION                                                        AMOUNT
---------------------------------------  -------------------------------------------------------------  ---------
Richard S. Johnson.....................  Chairman, Chief Executive Officer and President                $  12,200
Allen Murabayashi......................  Director of Technology                                         $  24,400
Thomas Chin............................  Senior Programmer                                              $  24,400


DOUBLECLICK LICENSE



    In April 1999, we entered into a Softshoe Standard License Agreement with DoubleClick, Inc. Pursuant to that agreement, DoubleClick, Inc. paid us a one-time purchase price of $26,000 for the Softshoe Select License and currently makes monthly payments of $3,500 for our comprehensive hosting and maintenance program. The agreement may be terminated by either party at any time and is of an indefinite term. Kevin P. Ryan, one of our directors, is the President and Chief Operating Officer of DoubleClick, Inc.

TRANSACTIONS INVOLVING OTEC

    Richard S. Johnson is the former President and is currently a director and one of two shareholders of OTEC. As of December 31, 1998, OTEC owned approximately 23% of our outstanding voting stock.

    Until May 1999, OTEC served as our principal source of financing. During 1997 and 1998, OTEC paid various expenses on our behalf. These expenses primarily consisted of rents, salaries, computer expenses and other administrative expenses. These expenses totaled approximately $741,600 and approximately $1.2 million for 1997 and 1998, respectively. These amounts were repaid with the proceeds of the Series A Preferred Stock financing.

    OTEC paid compensation expenses for Richard S. Johnson of $137,500 and $182,000 for the period ended December 31, 1997 and for the year ended December 31, 1998, respectively. These amounts do not need to be repaid.

    OTEC also provided cash advances of approximately $2.6 million to us in 1998 of which approximately $2.2 million bore interest at rates ranging from 8.75% to 9.5% per annum. We repaid these cash advances in May and June 1999.

    OTEC and two of its affiliates maintain a line of credit with The Dime Savings Bank of New York ("Dime") in the principal amount of $3.5 million which bears interest at a fluctuating rate of 1% above Dime's established commercial lending rate. OTEC used this line of credit to provide the cash advanced to us in 1998. We also maintain a line of credit with Dime in the principal amount of $500,000 which bears interest at a fluctuating rate of 1% above Dime's established commercial lending rate. OTEC and two of its affiliates pledged all of their assets to secure this loan. As at May 31, 1999, $180,000 remained outstanding under our facility with Dime. We pledged all of our assets to Dime to secure OTEC's line of credit, and OTEC pledged all of its assets to Dime to secure our line of credit. In addition, Mr. Johnson and Bennett Carroccio, one of our principal stockholders and the other stockholder of OTEC, personally guaranteed repayment of all outstanding amounts under both lines of credit. In June 1999, Dime released Messrs. Johnson and Carroccio from their guarantees and released its security interest in our and OTEC's assets.

    OTEC paid us $300,000 in 1997 for the license of miscellaneous proprietary software and $444,000 in 1998 for hosting that software and for purchasing additional software. We believe that this transaction was entered into on an arms-length basis.

    Until recently, we had several joint insurance policies with OTEC and its affiliates. HotJobs.com and OTEC maintained joint policies because it was more economical and convenient to do so. Our commercial property insurance issued by Federal Insurance Company for a one-year term beginning October 15, 1998, covered both our California and New York offices as well as OTEC's California office. Our commercial umbrella policy, also issued by Federal Insurance Company for a one-year term beginning October 15, 1998, also covered OTEC and its affiliates, as did our workers compensation insurance, issued by Lumbermans Mutual Casualty Company on December 1, 1998 for a term ending October 15, 1999. Effective June 1, 1999, we have stand alone insurance policies in place. We had a joint fiduciary liability policy, issued by Travelers Insurance for a one-year term beginning October 20, 1998, with OTEC and its affiliates. Insurance expenses of $85,096 in 1998 have been allocated by OTEC to HotJobs.com based on the respective number of personnel of these two companies. On July 20, 1999, HotJobs.com obtained its own directors and officers' liability insurance policy.

    Until July 1, 1999, our employees participated in the 401(k) Profit Sharing Plan established in January 1996 by RBL Agency, Ltd., one of OTEC's affiliates. The Plan Trustees are Richard Johnson and Bennett Carroccio. The Plan allowed our employees to defer between 1% and 15%
of their compensation. Under the Plan, we made matching contributions of $.50 for every $1.00 contributed by an employee on the first 6% of the employee's salary deferrals, which contribution was subject to vesting. Effective July 1, 1999, our employees began to participate in our own 401(k) Plan and all amounts attributed to our employees in the RBL Plan were transferred to our 401(k) Plan.

    OTEC and RBL, jointly and severally, guarantee certain of our obligations, including our obligation to pay rent under our leases, dated as of April 16, 1999, pursuant to which we rent the 10th, 14th and 16th floors of a building located at 24 West 40th Street in New York City.

    On March 2, 1999, Mr. Johnson granted Mr. Carroccio an option, which expires on March 2, 2002, to purchase 34 shares of OTEC common stock at a purchase price of $4,880 per share and an additional option to purchase 50 shares of each of OTEC's affiliated companies at a purchase price of $1 per share. In addition, Mr. Johnson granted to Mr. Carroccio an irrevocable proxy expiring March 2, 2002 to vote all of Mr. Johnson's shares subject to the option. Similarly, on March 2, 1999, Mr. Carroccio granted Mr. Johnson an option, which expires on March 2, 2002, to purchase 3,264,000 shares of our common stock at a purchase price of approximately $.05 per share. Mr. Carroccio granted Mr. Johnson an irrevocable proxy expiring March 2, 2002 to vote all of his shares of our stock.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of our common stock as of July 31, 1999, and as adjusted to reflect the sale of the shares of common stock offered by us in this offering for:

    - each person, or group of affiliated persons, who HotJobs.com knows beneficially owns 2% or more of our common stock;

    - each of our directors;

    - each executive officer named in the Summary Compensation Table; and

    - all directors and executive officers of HotJobs.com as a group.

    Except as otherwise noted, the address of each person listed in the table is c/o HotJobs.com, Ltd., 24 West 40th Street, 14th Floor, New York, NY 10018.

    The table includes all shares of common stock beneficially owned by the indicated stockholder as of July 31, 1999. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of July 31, 1999 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage of ownership of any other person. To our knowledge, except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

    The percent of beneficial ownership for each stockholder is based on 19,620,000 shares of common stock outstanding as of July 31, 1999 and 26,554,019 shares of common stock outstanding after this offering. An "*" indicates ownership of less than 1%.



                                                                                   PERCENT OF TOTAL SHARES OF COMMON
                                                                      SHARES                     STOCK
                                                                   BENEFICIALLY   ------------------------------------
NAME                                                                   OWNED       BEFORE OFFERING    AFTER OFFERING
-----------------------------------------------------------------  -------------  -----------------  -----------------
Richard S. Johnson(1)............................................     11,424,000           57.5%              42.6%
Bennett Carroccio(2).............................................      6,560,352           33.3               24.6
OTEC, Inc.(3)....................................................      2,900,352           14.8               10.9
Generation Partners(4)...........................................      2,561,280           11.5                9.6
John A. Hawkins(5)...............................................      2,561,280           11.5                9.6
Thomas Chin......................................................      1,800,000            9.2                6.8
Allen Murabayashi................................................      1,800,000            9.2                6.8
Dimitri J. Boylan(6).............................................      1,320,000            6.7                4.9
Bessemer Venture Partners(7).....................................        640,318            3.2                2.4
Boston Millennia(8)..............................................        693,408            3.5                2.6
Christopher J. March(9)..........................................        576,000            2.9                2.2
Earle Ady........................................................        480,000            2.4                1.8
John G. Murray(10)...............................................        216,123            1.1                  *
Stephen W. Ellis(11).............................................        282,452            1.4                1.1
George J. Nassef, Jr.(12)........................................         90,000              *                  *
Kevin P. Ryan(13)................................................         51,224              *                  *
Philip Guarascio.................................................              0             --                 --
All directors and executive officers as a group (8
  persons)(14)...................................................     15,945,079           69.3%              58.7%


------------------------

(1) Includes 240,000 shares issuable upon the exercise of outstanding options; 336,000 shares held by the Richard and Carole Johnson 1999 Trust of which Mr. Johnson disclaims beneficial ownership; 3,264,000 shares owned by Mr. Carroccio which Mr. Johnson has a right to purchase pursuant to an option granted to him by Mr. Carroccio and a right to vote pursuant to an irrevocable proxy granted by Mr. Carroccio; and 2,900,352 shares owned by OTEC of which Mr. Johnson disclaims beneficial ownership.

(2) Includes 60,000 shares issuable upon the exercise of outstanding options; 336,000 shares held by the Bennett and Brenda Carroccio 1999 Trust of which Mr. Carroccio disclaims beneficial ownership; 3,264,000 shares subject to purchase by Mr. Johnson pursuant to an option of which Mr. Carroccio disclaims beneficial ownership; and 2,900,352 shares owned by OTEC, of which Mr. Carroccio is the President, Chief Executive Officer and controlling stockholder.

(3) OTEC's address is 24 West 40(th) Street, 12(th) Floor, New York, NY 10018.

(4) Includes 2,472,556 shares to be issued upon the automatic conversion upon completion of this offering of 1,018,178 shares of Series A Preferred Stock held by Generation Capital Company LLC as general partner of Generation Parallel Management Partners L.P. and as general partner of the general partner of Generation Capital Partners L.P. In addition, includes 88,724 shares to be issued upon the conversion of 36,536 shares of Series A Preferred Stock held in a separate account of State Board of Administration of Florida with respect to which an affiliate of Generation Capital Company LLC has management authority.

(5) Includes 2,561,280 shares to be issued upon the automatic conversion upon completion of this offering of 1,054,714 shares of Series A Preferred Stock and beneficially owned by Generation Capital Company LLC. Mr. Hawkins is a Managing Partner of Generation Capital

    Company LLC and, as such, may be deemed to have voting and investment power over the shares beneficially owned by Generation Capital Company LLC. Mr. Hawkins disclaims any beneficial ownership of these shares.

(6) Includes 120,000 shares issuable upon the exercise of outstanding options.


(7) Bessemer Venture Partners is the name used to refer to a group of affiliated investment partnerships. Shares reflected include 640,318 shares to be issued upon the automatic conversion upon completion of this offering of 263,678 shares of Series A Preferred Stock held by two investment partnerships--Bessemer Venture Partners IV L.P. with respect to 380,869 shares and Bessec Ventures IV L.P. with respect to 259,449 shares. The general partner of these partnerships is Deer IV & Co. LLC. The members of Deer IV & Co. LLC are William T. Burgin, Robert H. Buescher, Christopher Gabrieli, David J. Cowan, G. Felda Hardymon and Rob L. Soni. The general partner and each of the members of Deer IV & Co. LLC disclaim beneficial ownership of the shares held by the investment partnerships, except to the extent of their proportionate partnership interests therein. The address for Bessemer Venture Partners is 1400 Old Country Road, Suite 407, Westbury, NY 11590.


(8) Includes 693,408 shares owned by Boston Millennia Partners Limited
    Partnership and       shares owned by Boston Millennia Associates I
    Partnership. The general partner of Boston Millennia Partners Limited Partnership is Glen Partners Limited Partnership. The managing general partners of Boston Millennia Associates I Partnership are A. Dana Callow, Jr., Robert S. Sherman and Martin J. Hernon. The address for Boston Millennia is 30 Rowes Wharf, Boston, MA 02110.

(9) Includes 120,000 shares issuable upon the exercise of outstanding options.

(10) Includes 31,872 shares to be issued upon the automatic conversion upon completion of this offering of 13,125 shares of Series A Preferred Stock; 13,659 shares to be issued upon the conversion of 5,625 shares of Series A Preferred Stock held by Mr. Murray's IRA; and 170,592 shares owned by GreenAcre Ventures LLC, of which Mr. Murray is a Managing Member. Of the shares owned by GreenAcre Ventures LLC, 9,104 shares are attributable to Mr. Murray's interest in GreenAcre, and Mr. Murray disclaims beneficial ownership of the remaining 161,488 shares.

(11) Includes 102,452 shares to be issued upon the automatic conversion upon completion of this offering of 42,189 shares of Series A Preferred Stock owned by FSA Capital, Inc., of which Mr. Ellis is a director, and 180,000 shares issuable upon the exercise of outstanding options.

(12) Includes 90,000 shares issuable upon the exercise of outstanding options.

(13) Includes 51,224 shares to be issued upon the automatic conversion upon completion of this offering of 21,094 shares of Series A Preferred Stock.

(14) Includes 2,760,487 shares to be issued upon the automatic conversion upon completion of this offering of 1,136,747 shares of Series A Preferred Stock, and 630,000 shares issuable upon the exercise of outstanding options.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


    Our amended and restated certificate of incorporation, which will become effective upon the closing of this offering, authorizes the issuance of up to 100,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share, the rights and preferences of which may be established from time to time by our board of directors. As of July 31, 1999, 19,620,000 shares of common stock were outstanding and 1,620,000 shares of convertible preferred stock convertible into 3,934,019 shares of common stock were issued and outstanding. As of July 31, 1999, HotJobs.com had 52 stockholders.


COMMON STOCK

    Under our amended and restated certificate of incorporation, holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors. They do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably dividends, if any, as may be declared by the board of directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock. In case of a liquidation, dissolution or winding up of HotJobs.com, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued in consideration for payment thereof, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. After the closing of this offering, there will be no shares of preferred stock outstanding.

PREFERRED STOCK

    Under our amended and restated certificate of incorporation, our board of directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of preferred stock in one or more series. Our board of directors may fix or alter the number of shares, designations, preferences, powers and other special rights of the preferred stock. The preferences, powers, rights and restrictions of different series of preferred stock may differ. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or affect adversely the rights and powers, including voting rights, of the holders of common stock. The issuance may also have the effect of delaying, deferring or preventing a change in control of HotJobs.com. All outstanding shares of preferred stock will be automatically converted into common stock upon the closing of this offering. We have no present plans to issue any additional shares of preferred stock.

REGISTRATION RIGHTS

    Under the terms of our amended and restated stockholders' agreement, at any time on or after May 11, 1999, the holders of a majority of the outstanding shares of common stock issuable upon the conversion of the shares of our preferred stock may on three occasions require us to register for sale all or any portion of the shares of common stock issuable upon conversion of the preferred shares held by them. This type of registration right is known as a "demand" registration right.

    In addition, under the terms of our amended and restated stockholders' agreement, if required by the stockholder, we are also obligated to register any currently outstanding shares of common stock and any of the shares of common stock issuable upon conversion of the preferred shares when we register stock for our own account or the account of other stockholders. This type of registration right is known as a "piggyback" registration right.

    The foregoing registration rights are subject to certain conditions and limitations, including:

    - the right of the underwriters in any underwritten offering to limit the number of shares of common stock held by stockholders with registration rights to be included in any registration;

    - our right to delay for up to 120 days after the effectiveness of a registration statement in connection with a firm commitment underwritten public offering; and

    - our right to delay for up to 120 days the filing of a registration statement pursuant to a demand registration if our board of directors determines that the registration would not be in our best interest at that time.

    We are generally required to bear all of the expenses of all registrations, except underwriting discounts and commissions. Registration of any of the shares of common stock held by stockholders with registration rights would result in those shares becoming freely tradable without restriction under the Securities Act immediately after consummation of this offering. We have agreed to indemnify the holders of registration rights in connection with the demand and piggyback registration rights under the terms of our amended and restated stockholders' agreement.

    The holders of our currently outstanding shares of common stock and the shares of our common stock issuable upon conversion of the Series A Preferred Stock have piggyback registration rights in connection with this offering. These holders have agreed to waive their piggyback registration rights with respect to this offering. In addition, certain holders of our currently outstanding shares of common stock and the holders of shares of Series A Preferred Stock have entered into lock-up agreements for at least 180 days with the underwriters. After expiration of the lock-up periods, these stockholders will have the ability to exercise the registration rights set forth above.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS

    We are subject to the provisions of Section 203 of the Delaware General Corporation Law (as amended from time to time, the "DGCL"). Subject to certain exceptions, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, fifteen percent (15%) or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to HotJobs.com and, accordingly, may discourage attempts to acquire HotJobs.com.

    In addition, provisions of our amended and restated certificate of incorporation and bylaws, which provisions will be in effect upon the closing of this offering and are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

    CLASSES OF DIRECTORS. In accordance with the terms of our amended and restated certificate of incorporation, our board of directors has been divided into three classes, denominated as Class I, Class II and Class III. Members of each class hold office for staggered three-year terms. At each annual meeting of our stockholders commencing in 2000, the successors to the directors whose terms expire at that meeting will be elected to serve until the third annual meeting after their election or until their successors have been elected and qualified. With respect to each class, a director's term will be subject to the election and qualification of their successors, or their earlier death, resignation or removal. These provisions, when taken in conjunction with other provisions of our amended and restated certificate of incorporation authorizing the board of directors to fill vacant directorships, may delay a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies with its own nominees.

    BOARD OF DIRECTORS VACANCIES. Our amended and restated certificate of incorporation authorizes the board of directors to fill vacant directorships or increase the size of the board of directors. This may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by the removal with its own nominees.


    STOCKHOLDER ACTION; SPECIAL MEETING OF STOCKHOLDERS. Our amended and restated certificate of incorporation eliminates the ability of stockholders to act by written consent. Our amended and restated bylaws provide that special meetings of stockholders of HotJobs.com may be called only by the board of directors.



    ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be received at our principal executive offices not less than 120 days nor more than 150 days prior to the anniversary date of the proxy statement delivered to stockholders in connection with the immediately preceding year's annual meeting. In the event that the annual meeting is called for a date that is not within 30 days before or 70 days after the anniversary date, in order to be timely, notice from the stockholder must be received:


    - not earlier than 120 days prior to the annual meeting of stockholders; and

    - not later than 90 days prior to the annual meeting of stockholders or the tenth day following the date on which notice of the annual meeting was made public.

    In the case of a special meeting of stockholders called for the purpose of electing directors, notice by the stockholder, in order to be timely, must be received:

    - not earlier than 120 days prior to the special meeting; and

    - not later than 90 days prior to the special meeting or the close of business on the tenth day following the day on which public disclosure of the date of the special meeting was made.

    Our amended and restated bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.


    AUTHORIZED BUT UNISSUED SHARES. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to certain limitations imposed by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of HotJobs.com by means of a proxy contest, tender offer, merger or otherwise.


    AMENDMENTS; SUPERMAJORITY VOTE REQUIREMENTS. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation imposes supermajority vote requirements in connection with the amendment of various provisions of our amended and restated certificate of incorporation and bylaws, including those provisions relating to the classified board of directors and the ability of stockholders to call special meetings.


LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    The amended and restated certificate of incorporation provides that, except to the extent prohibited by the Delaware General Corporation Law, our directors shall not be personally liable to HotJobs.com or its stockholders for monetary damages for any breach of fiduciary duty as directors of HotJobs.com. Under the Delaware General Corporation Law, the directors have a fiduciary duty to HotJobs.com which is not eliminated by this provision of the amended and restated certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the Delaware General Corporation Law for breach of the director's duty of loyalty to HotJobs.com for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involves intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the Delaware General Corporation Law. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws.

    Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director:

    - for any breach of the director's duty of loyalty to the corporation or its stockholders;

    - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - arising under Section 174 of the Delaware General Corporation Law; or

    - for any transaction from which the director derived an improper personal benefit.

    The Delaware General Corporation Law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law and provides that we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of HotJobs.com or is or was serving at the request of HotJobs.com as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.


    Our amended and restated bylaws permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether the Delaware General Corporation Law would permit indemnification. On July 20, 1999, we obtained liability insurance for our officers and directors.


    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under our amended and restated certificate of incorporation. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has not been any public market for our common stock, and no prediction can be made as to the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of the common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through the sale of our equity securities.


    Upon the closing of this offering, we will have a total of 26,554,019 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. As of July 15, 1999, options to purchase 4,314,200 shares of common stock were outstanding, of which 3,492,000 of such options will vest and become exercisable upon the closing of the offering. Of the outstanding shares, the 3,000,000 shares sold in this offering will be freely tradable, except that any shares held by our "affiliates" may only be sold in compliance with the limitations described below. Rule 144 defines an affiliate as a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, an issuer. The remaining 23,554,019 shares of common stock will be deemed "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rule 144, and assuming no exercise of outstanding options additional shares will be available for sale in the public market as follows:



    - 3,540,000 shares will be available for immediate sale in the public market on the date of this prospectus; and


    - 18,216,000 shares will be eligible for sale 180 days after the date of this prospectus.

    In general, under Rule 144, as currently in effect, a person, or persons whose shares are required to be aggregated, including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of

    - 1% of the then outstanding shares of common stock, which will equal
      approximately   shares immediately after this offering; or

    - the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to certain restrictions.

    In addition, a person who is not deemed to have been an affiliate of HotJobs.com at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from an affiliate of HotJobs.com, such person's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

    Rule 701 promulgated under the Securities Act provides that shares of common stock acquired pursuant to written plans such as our 1999 Stock Option/Stock Issuance Plan may be resold by persons other than affiliates, beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates, beginning 90 days after the date of this prospectus, subject to all provisions of Rule 144 except its one-year minimum holding period.

    Our senior officers, directors, the holders of our Series A Preferred Stock who are not affiliated with the underwriters, any other holders of at least 240,000 shares of our common stock and all holders of vested options issued under our Stock Award Plan have executed lock-up agreements. Under these agreements, such stockholders, who hold or will hold in the aggregate 26,204,904 shares of our common stock, have agreed that they will not, without the prior written consent of the representatives of the underwriters, offer, sell, sell short, transfer, hypothecate, pledge or otherwise dispose of any shares of our common stock or the securities convertible into or exchangeable or exercisable for shares of our common stock, or to enter into any agreement or transaction which is designed to effect, or could be expected to result in, any such transaction, for a period of 180 days following the date of this prospectus without the consent of Deutsche Bank Securities Inc. Transfers or dispositions can be made during the lock-up period in case of gifts for estate planning purposes where the donee signs a lock-up agreement. In the event a request for consent to a transfer within the lock-up period is made, Deutsche Bank Securities Inc. may consider the following factors in determining whether to consent to the proposed transfer:

    - the number of shares proposed to be sold;

    - the reason for the sale;

    - the proximity in time to this offering; and

    - the trading volume of our stock at the time of the requested transfer.

    The decision to consent to a proposed transfer during the lock-up period is within the sole discretion of Deutsche Bank Securities Inc.


    In addition, seven individuals affiliated with Deutsche Bank Securities Inc. will hold an aggregate of 130,523 shares of our common stock upon completion of this offering as a result of the conversion of Series A Preferred Stock, and five individuals affiliated with Deutsche Bank Securities Inc. and BancBoston Roberston Stephens are the beneficial owners of 29,302 shares of our common stock as a result of their investments in Green Acre Ventures, LLC, a private investment fund. Each of these individuals has executed a lock-up agreement with the underwriters. Under these agreements these individuals cannot sell, transfer, assign, pledge or hypothecate their shares for a period of two years after the effective date of this offering, except to officers or partners of the underwriters and members of the selling group and their officers or partners, and Deutsche Bank Securities Inc. cannot waive the lock-up restriction.


    Options representing 3,492,000 shares of common stock will be immediately exercisable upon the closing of this offering. The shares issuable upon the exercise of these options will be restricted securities and will not be freely tradeable unless registered on a Form S-8 registration statement. We intend to file a Form S-8 to register all shares of common stock issuable under our plans after the completion of this offering. However, all of these shares are subject to the 180-day lock-up described above.

    We have agreed not to sell or otherwise dispose of any shares of common stock during the 180-day period following the date of the prospectus, except that we may issue, and grant options to purchase, shares of common stock under the 1999 Stock Option/Stock Issuance Plan. In addition, we may issue shares of common stock in connection with any acquisition of another company if the terms of such issuance provide that such common stock shall not be resold prior to the expiration of the 180-day period referenced in the preceding sentence.

    Following this offering, under certain circumstances and subject to certain conditions, holders of 3,934,019 shares of our outstanding common stock will have certain demand registration rights with respect to their shares of common stock (subject to the lock-up arrangements described above) to require us to register their shares of common stock under the Securities Act, and they will have certain rights to participate in any future registration of securities by us. We are not required to effect more than three demand registrations on behalf of such holders.

                                  UNDERWRITING


    Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., BancBoston Robertson Stephens, SG Cowen Securities Corporation and E*OFFERING Corp., have severally agreed to purchase from us the following respective numbers of shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:



UNDERWRITER                                                                                      NUMBER OF SHARES
----------------------------------------------------------------------------------------------  ------------------
Deutsche Bank Securities Inc. ................................................................
BancBoston Robertson Stephens.................................................................
SG Cowen Securities Corporation...............................................................
E*OFFERING Corp...............................................................................

                                                                                                ------------------
    Total.....................................................................................         3,000,000
                                                                                                ------------------
                                                                                                ------------------


    The underwriting agreement provides that the obligations of the underwriters are subject to specified conditions and that the underwriters will purchase all of the shares of common stock offered in the offering if any of the shares are purchased.

    We have been advised by the underwriters' representatives that the underwriters propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and
to dealers at that price less a concession not in excess of $      per share.
The underwriters may allow, and the dealers may reallow, a concession not in
excess of $      per share to other dealers. After the initial public offering, the offering price and other selling terms may be changed by the underwriters' representatives. The expenses of the offering are estimated to be $1.52 million. The following table sets forth the public offering price and all discounts and commissions to be allowed to the underwriters:

                                                           PUBLIC OFFERING  UNDERWRITING DISCOUNTS   PROCEEDS TO
                                                                PRICE          AND COMMISSIONS         HOTJOBS
                                                           ---------------  ----------------------  -------------
Per share................................................   $                    $                  $
Total....................................................   $                    $                  $

    An electronic prospectus is available on the Web site maintained by E*TRADE Securities, Inc. The underwriters have agreed to allocate shares to E*TRADE Securities, Inc. for sale to its brokerage account holders. Other than the prospectus in electronic format, the information on such Web site relating to our offering is not part of this prospectus and should not be relied on by prospective investors.


    We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 450,000 additional shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. If the underwriters exercise the option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of the option shares that the number of shares of common stock to be purchased by it in the above table bears to 3,000,000, and we will be obligated to sell these shares to the underwriters. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of the common stock offered in the offering. If purchased, the underwriters will offer the additional shares on the same terms as those on which the 3,000,000 shares are being offered.



    At our request, the underwriters have reserved up to 300,000 shares of common stock for sale, at the initial public offering price, to employees and friends of ours through a directed share program. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent that employees and friends purchase the reserved shares.


    We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, as amended.

    We have agreed not to offer, sell, sell short, transfer, hypothecate, pledge or otherwise dispose of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock or to enter into any agreement or transaction which is designed to effect, or could be expected to result in, any such transaction for a period of 180 days after the date of this prospectus, directly or indirectly, by us or otherwise, except as consideration for business acquisitions, on exercise of currently outstanding stock options or on the issuance of options to key employees and directors under our stock option plans and the exercise of such options, without the prior written consent of Deutsche Bank Securities Inc.

    Our senior officers, directors, the holders of our Series A Preferred Stock who are not affiliated with the underwriters, any other holders of at least 240,000 shares of our common stock and all holders of vested options issued under our Stock Award Plan have executed lock-up agreements. Under these agreements, such stockholders, who hold or will hold in the aggregate 26,204,904 shares of our common stock, have agreed not to offer, sell, sell short, transfer, hypothecate, pledge or otherwise dispose of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock or to enter into any agreement or transaction which is designed to effect, or could be expected to result in, any such transaction for a period of 180 days after the date of this prospectus, directly or indirectly, without the consent of Deutsche Bank Securities Inc. Transfers or dispositions can be made during the lock-up period in case of gifts for estate planning purposes where the donee signs a lock-up agreement. In the event a request for consent to a transfer within the lock-up period is made, Deutsche Bank Securities Inc. may consider the following factors in determining whether to consent to the proposed transfer:

    - the number of shares proposed to be sold;

    - the reason for the sale;

    - the proximity in time to this offering; and

    - the trading volume of our stock at the time of the requested transfer.

The decision to consent to a proposed transfer during the lock-up period is within the sole discretion of Deutsche Bank Securities Inc.

    The underwriters' representatives have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

    In addition, seven individuals affiliated with Deutsche Bank Securities Inc. will hold an aggregate of 130,523 shares of our common stock upon completion of this offering as a result of the conversion of Series A Preferred Stock, and five individuals affiliated with Deutsche Bank

Securities Inc. and BancBoston Robertson Stephens are the beneficial owners of 29,302 shares of our common stock as a result of their investments in Green Acre Ventures, LLC, a private investment fund. Pursuant to the rules of the National Association of Securities Dealers, Inc., these shares are presumed to be underwriting compensation. Accordingly, each of these individuals has executed a lock-up agreement with the underwriters. Under these agreements these individuals cannot sell, transfer, assign, pledge or hypothecate their shares for a period of two years after the effective date of this offering, except to officers or partners of the underwriters and members of the selling group and their officers or partners, and Deutsche Bank Securities Inc. cannot waive the lock-up restriction.



    We have an advertising contract with E*Trade Group Inc., an affiliate of E*OFFERING Corp., under which we pay customary monthly advertising fees.


    In order to facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thereby creating a short position in the underwriters' syndicate account. Additionally, to cover over-allotments or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities, and, if commenced, the activities may be discontinued at any time. The underwriters' representatives, on behalf of the underwriters, also may reclaim selling concessions allowed to an underwriter or dealer, if the syndicate repurchases shares distributed by that underwriter or dealer.

    The underwriters and their respective affiliates may be lenders to, engage in transactions with, and perform services for us in the ordinary course of business.

    Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations among us and the underwriters' representatives. Among the factors to be considered in negotiations are prevailing market conditions, our results of operations in recent periods, the market capitalizations and stages of development of other companies that we and the underwriters' representatives believe to be comparable to us, estimates of our business potential, the present stage of our development and other factors deemed relevant.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby will be passed upon for HotJobs.com by Brobeck, Phleger & Harrison LLP, Washington, DC. The validity of the shares of common stock offered hereby will be passed upon for the underwriters by Shaw Pittman, a law partnership including professional corporations, McLean, Virginia.

                                    EXPERTS

    The financial statements for HotJobs.com, Ltd. as of December 31, 1997 and December 31, 1998 and for the period from February 20, 1997 (inception) to December 31, 1997 and the year ended December 31, 1998 included in this prospectus have been so included in reliance on the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, upon the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1, including the exhibits, schedules and amendments thereto, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the Registration Statement. For further information with respect to HotJobs.com and the shares of common stock to be sold in this offering, reference is made to the Registration Statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

    You may read and copy all or any portion of the Registration Statement or any other information we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Securities and Exchange Commission filings, including the Registration Statement, are also available to you on the Commission's web site (http://www.sec.gov).

    As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Upon approval of the common stock for the quotation on the Nasdaq National Market, such reports, proxy and information statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

    We intend to furnish our stockholders with annual reports containing audited financial statements and with quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial information.

                               HOTJOBS.COM, LTD.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                            -----------
Independent Auditors' Report..............................................................................         F-2

Balance Sheets as of December 31, 1997 and 1998, and March 31, 1999 (unaudited)...........................         F-3

Statements of Operations for the period from February 20, 1997 (inception) to December 31, 1997, the year ended December 31, 1998, and for the three months ended March 31, 1998 (unaudited) and 1999
  (unaudited).............................................................................................         F-4

Statements of Stockholders' Deficit for the period from February 20, 1997 (inception) to December 31,
  1997, the year ended December 31, 1998, and for the three months ended March 31, 1999 (unaudited).......         F-5

Statements of Cash Flows for the period from February 20, 1997 (inception) to December 31, 1997, the year ended December 31, 1998, and for the three months ended March 31, 1998 (unaudited) and 1999
  (unaudited).............................................................................................         F-6

Notes to Financial Statements.............................................................................         F-8

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
HotJobs.com, Ltd.:

    We have audited the accompanying balance sheets of HotJobs.com, Ltd. as of December 31, 1997 and 1998, and the related statements of operations, stockholders' deficit, and cash flows for the period from February 20, 1997 (inception) to December 31, 1997 and for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HotJobs.com, Ltd. as of December 31, 1997 and 1998, and the results of its operations and its cash flows for the period from February 20, 1997 (inception) to December 31, 1997 and for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

                                                            KPMG LLP

New York, New York
March 15, 1999, except as to notes 2(a), 6, 11 and 13(c) which are as of June 18, 1999

                               HOTJOBS.COM, LTD.

                                 BALANCE SHEETS


                                                    DECEMBER 31,                          MARCH 31, 1999
                                            ----------------------------  ----------------------------------------------
                                                1997           1998          ACTUAL
                                            -------------  -------------  -------------
                                                                           (UNAUDITED)   PRO FORMA (A)      PRO FORMA
                                                                                         --------------  AS ADJUSTED (B)
                                                                                          (UNAUDITED)    ---------------
                                                                                                           (UNAUDITED)
ASSETS
Current assets:
  Cash....................................  $          --  $     167,004  $     257,834  $   16,457,834   $  16,457,834
  Accounts receivable, less allowance for
    doubtful accounts of $0 in 1997,
    $85,000 in 1998 and $169,000 in
    1999..................................        319,137      1,553,297      2,203,639       2,203,639       2,203,639
  Prepaid expenses........................         20,848      1,042,675        362,473         362,473         362,473
                                            -------------  -------------  -------------  --------------  ---------------
      Total current assets................        339,985      2,762,976      2,823,946      19,023,946      19,023,946
Property and equipment, net...............             --        589,693      1,023,284       1,023,284       1,023,284
Other assets..............................             --        301,285        277,369         277,369         277,369
                                            -------------  -------------  -------------  --------------  ---------------
      Total assets........................  $     339,985  $   3,653,954  $   4,124,599  $   20,324,599   $  20,324,599
                                            -------------  -------------  -------------  --------------  ---------------
                                            -------------  -------------  -------------  --------------  ---------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Line of credit..........................  $          --  $     180,000  $     180,000         180,000         180,000
  Accounts payable and accrued expenses...         77,264        617,879      1,885,639       1,885,639       1,885,639
  Due to affiliate........................        294,449      3,631,640      4,406,803       4,406,803       4,406,803
  Deferred revenue........................        776,054      1,954,582      2,248,927       2,248,927       2,248,927
  Current installments of obligations
    under capital leases..................             --         72,950        184,915         184,915         184,915
                                            -------------  -------------  -------------  --------------  ---------------
      Total current liabilities...........      1,147,767      6,457,051      8,906,284       8,906,284       8,906,284
Obligations under capital leases,
  excluding current installments..........             --         79,999        317,107         317,107         317,107
                                            -------------  -------------  -------------  --------------  ---------------
      Total liabilities...................      1,147,767      6,537,050      9,223,391       9,223,391       9,223,391
Redeemable convertible preferred stock....             --             --             --              --              --
Stockholders' (deficit) equity:
  Common stock, $0.01 par value; 2,000,000
    shares authorized, 887,500 and
    867,500, 867,500 and 867,500 shares
    issued and outstanding at December 31,
    1997, and December 31, 1998 and March
    31, 1999 actual and pro forma,
    respectively, and 1,031,407 shares pro
    forma as adjusted.....................          8,875          8,675          8,675           8,675          10,314
  Additional paid-in capital..............        128,629        310,829        310,829      16,510,829      16,509,190
  Accumulated deficit.....................       (945,286)    (3,202,600)    (5,418,296)     (5,418,296)     (5,418,296)
                                            -------------  -------------  -------------  --------------  ---------------
      Total stockholders' (deficit)
        equity............................       (807,782)    (2,883,096)    (5,098,792)     11,101,208      11,101,208
                                            -------------  -------------  -------------  --------------  ---------------
Commitments and contingencies.............
      Total liabilities and stockholders
        (deficit) equity..................  $     339,985  $   3,653,954  $   4,124,599  $   20,324,599   $  20,324,599
                                            -------------  -------------  -------------  --------------  ---------------
                                            -------------  -------------  -------------  --------------  ---------------


--------------------------

(a) Pro forma information gives effect to the issuance of 1,620,000 shares of Series A Preferred Stock for cash proceeds of $16.2 million on May 10, 1999 and the recording of a beneficial conversion feature of $16.2 million as additional paid-in capital.


(b) Assumes conversion of all outstanding shares of Series A Preferred Stock upon consummation of the offering.

                See accompanying notes to financial statements.

                               HOTJOBS.COM, LTD.

                            STATEMENTS OF OPERATIONS


                                                   PERIOD FROM                           THREE MONTHS ENDED
                                                FEBRUARY 20, 1997                            MARCH 31,
                                                 (INCEPTION) TO      YEAR ENDED    ------------------------------
                                                  DECEMBER 31,      DECEMBER 31,        1998            1999
                                                      1997              1998       --------------  --------------
                                                -----------------  --------------   (UNAUDITED)     (UNAUDITED)
Revenues:
  Service fees................................    $     360,942    $    3,038,317   $    346,606   $    1,960,374
  Software license fees.......................           23,437           224,892         44,792           78,221
  Job fair fees...............................               --                --             --          215,727
  Other.......................................           13,117           249,269          5,000          394,787
                                                -----------------  --------------  --------------  --------------
    Total revenues............................          397,496         3,512,478        396,398        2,649,109
Cost of revenues..............................           12,000           505,527         77,483          588,419
                                                -----------------  --------------  --------------  --------------
      Gross profit............................          385,496         3,006,951        318,915        2,060,690
Operating expenses:
  Product development.........................          173,846           474,406         89,852          156,411
  Sales and marketing.........................          431,165         3,084,712        524,589        3,228,509
  General and administrative..................          725,771         1,642,089        273,719          823,379
                                                -----------------  --------------  --------------  --------------
    Total operating expenses..................        1,330,782         5,201,207        888,160        4,208,299
                                                -----------------  --------------  --------------  --------------
      Loss from operations....................         (945,286)       (2,194,256)      (569,245)      (2,147,609)
Net interest expense..........................               --            63,058          6,584           68,087
                                                -----------------  --------------  --------------  --------------
      Net loss................................    $    (945,286)   $   (2,257,314)  $   (575,829)  $   (2,215,696)
                                                -----------------  --------------  --------------  --------------
                                                -----------------  --------------  --------------  --------------
Basic and diluted net loss per common share...    $       (1.07)   $        (2.57)  $      (0.65)  $        (2.55)
                                                -----------------  --------------  --------------  --------------
                                                -----------------  --------------  --------------  --------------
Weighted average shares outstanding used in
  basic and diluted net loss per common share
  calculation.................................          887,500           876,841        887,500          867,500
                                                -----------------  --------------  --------------  --------------
                                                -----------------  --------------  --------------  --------------


                See accompanying notes to financial statements.

                               HOTJOBS.COM, LTD.

                      STATEMENTS OF STOCKHOLDERS' DEFICIT


                                                    COMMON STOCK       ADDITIONAL                       TOTAL
                                               ----------------------    PAID-IN     ACCUMULATED    STOCKHOLDERS'
                                                 SHARES      AMOUNT      CAPITAL       DEFICIT         DEFICIT
                                               -----------  ---------  -----------  --------------  --------------
Issuance of common stock.....................      887,500  $   8,875  $    (8,871) $           --  $            4
Allocation of compensation from affiliate....           --         --      137,500              --         137,500
Net loss for the period from February 20,
  1997 (inception) to December 31, 1997......           --         --           --        (945,286)       (945,286)
                                               -----------  ---------  -----------  --------------  --------------
Balance as of December 31, 1997..............      887,500      8,875      128,629        (945,286)       (807,782)
Allocation of compensation from affiliate....           --         --      182,000              --         182,000
Repurchase of common stock...................      (20,000)      (200)         200              --              --
Net loss for the year ended December 31,
  1998.......................................           --         --           --      (2,257,314)     (2,257,314)
                                               -----------  ---------  -----------  --------------  --------------
Balance as of December 31, 1998..............      867,500      8,675      310,829      (3,202,600)     (2,883,096)
Net loss for the three months ended March 31,
  1999 (unaudited)...........................           --         --           --      (2,215,696)     (2,215,696)
                                               -----------  ---------  -----------  --------------  --------------
Balance as of March 31, 1999 (unaudited).....      867,500  $   8,675  $   310,829  $   (5,418,296) $   (5,098,792)
                                               -----------  ---------  -----------  --------------  --------------
                                               -----------  ---------  -----------  --------------  --------------


                See accompanying notes to financial statements.

                               HOTJOBS.COM, LTD.

                            STATEMENTS OF CASH FLOWS


                                                   PERIOD FROM
                                                FEBRUARY 20, 1997                       THREE MONTHS ENDED
                                                 (INCEPTION) TO      YEAR ENDED              MARCH 31,
                                                  DECEMBER 31,      DECEMBER 31,   -----------------------------
                                                      1997              1998           1998           1999
                                                -----------------  --------------  ------------  ---------------
                                                                                   (UNAUDITED)     (UNAUDITED)
Cash flows from operating activities:
  Net loss....................................    $    (945,286)   $   (2,257,314) $   (575,829) $    (2,215,696)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
      Depreciation and amortization of
        property and equipment................               --           107,904         3,164           73,378
      Provision for doubtful accounts
        contributed by affiliate..............               --            85,000        16,200           84,000
      Allocation of compensation cost from
        affiliate.............................          137,500           182,000        45,501               --
      (Increase)/decrease In:
        Accounts receivable...................         (319,137)       (1,319,160)     (245,807)        (734,342)
        Due to affiliate......................          294,449           697,396       168,500           95,163
        Prepaid expenses......................          (20,848)       (1,021,827)           --          680,202
        Other assets..........................               --          (301,285)           --           23,916
      Increase in:
        Accounts payable and accrued
          expenses............................           77,264           540,615       348,375        1,267,760
        Deferred revenue......................          776,054         1,178,528       274,949          294,345
                                                -----------------  --------------  ------------  ---------------
          Net cash provided by (used in)
            operating activities..............               (4)       (2,108,143)       35,053         (431,274)
                                                -----------------  --------------  ------------  ---------------
Cash flows from investing activities:
  Capital expenditures........................               --          (497,054)      (13,170)        (128,482)
                                                -----------------  --------------  ------------  ---------------
          Net cash used in investing
            activities........................               --          (497,054)      (13,170)        (128,482)
                                                -----------------  --------------  ------------  ---------------
Cash flows from financing activities:
  Proceeds from issuance of common stock......                4                --            --               --
  Advances from affiliate.....................               --         2,639,795            --          680,000
  Proceeds from bank loan.....................               --           180,000            --               --
  Principal payments under capital lease
    obligations...............................               --           (47,594)       (5,954)         (29,414)
                                                -----------------  --------------  ------------  ---------------
          Net cash provided by (used in)
            financing activities..............                4         2,772,201        (5,954)         650,586
                                                -----------------  --------------  ------------  ---------------
          Net increase in cash and cash
            equivalents.......................               --           167,004        15,929           90,830
                                                -----------------  --------------  ------------  ---------------
Cash and cash equivalents at beginning of
 period.......................................               --                --            --          167,004
Cash and cash equivalents at end of period....    $          --    $      167,004  $     15,929  $       257,834
                                                -----------------  --------------  ------------  ---------------
                                                -----------------  --------------  ------------  ---------------

                               HOTJOBS.COM, LTD.

                                                   PERIOD FROM
                                                FEBRUARY 20, 1997                       THREE MONTHS ENDED
                                                 (INCEPTION) TO      YEAR ENDED              MARCH 31,
                                                  DECEMBER 31,      DECEMBER 31,   -----------------------------
                                                      1997              1998           1998           1999
                                                -----------------  --------------  ------------  ---------------
                                                                                   (UNAUDITED)     (UNAUDITED)
Supplemental disclosures of cash flow
 information:
  Interest paid...............................    $          --    $       13,128  $      6,584  $         8,495
                                                -----------------  --------------  ------------  ---------------
                                                -----------------  --------------  ------------  ---------------
Noncash transactions:
  Equipment acquired under capital leases.....    $          --    $      200,543  $     39,533  $       378,487
  Barter transaction..........................    $          --    $           --  $         --  $       168,334

                See accompanying notes to financial statements.

                               HOTJOBS.COM, LTD.

                         NOTES TO FINANCIAL STATEMENTS

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(1) DESCRIPTION OF BUSINESS

    HotJobs.com, Ltd. ("HotJobs") was incorporated in the State of Delaware on February 20, 1997 (inception) as Hot Jobs, Inc. On September 23, 1998, Hot Jobs, Inc. changed its name to HotJobs.com, Ltd.

    HotJobs is an Internet-based recruiting solutions company. HotJobs leverages the Internet to provide a direct exchange of information between job seekers and employers. Hot Jobs' employment exchange, WWW.HOTJOBS.COM, allows member employers access to a database of job seekers and provides the tools to post, track and manage job openings in a real-time environment. HotJobs also provides employers with additional recruiting solutions including Softshoe, its proprietary recruiting software, WorkWorld job fairs, and online advertising and consulting services.

    HotJobs operates in a highly competitive environment and inherent in the HotJobs' business are various risks and uncertainties including its limited operating history and unproven business model. HotJobs' success may depend in part upon the emergence of the Internet as a recruiting medium, prospective product and service development efforts, and the acceptance of HotJobs' products and services by the marketplace.

(2) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

(A) PRIVATE PLACEMENT, INITIAL PUBLIC OFFERING AND UNAUDITED PRO FORMA BALANCE SHEET

    Effective May 10, 1999, HotJobs entered into a Series A convertible preferred stock purchase agreement with a number of investors whereby HotJobs issued 1,620,000 shares of Series A Preferred Stock for aggregate proceeds of $16,200,000.

    In June 1999, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission ("SEC") that would permit HotJobs to sell shares of HotJobs' common stock in connection with a proposed initial public offering ("IPO").


    Upon the closing of the proposed IPO, the then outstanding shares of HotJobs' convertible preferred stock will automatically convert into 163,907 shares of common stock based on the current conversion price of the Series A Preferred Stock. (See Note 8)


(B) UNAUDITED INTERIM FINANCIAL INFORMATION

    The unaudited interim financial information for the three months ended March 31, 1998 and 1999, has been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to
Article 10 of Regulation S-X. In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of such periods. The operating results for any quarter are not necessarily indicative of results for any future periods.

(C) USE OF ESTIMATES

    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date

                               HOTJOBS.COM, LTD.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(2) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(D) CASH AND CASH EQUIVALENTS

    HotJobs considers all highly liquid securities with original maturities of three months or less to be cash equivalents.

(E) PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over three to five years, which is the estimated useful life of the related assets. Equipment under capital leases is stated at the present value of minimum lease payments and is amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the assets.

(F) IMPAIRMENT OF LONG-LIVED ASSETS

    HotJobs reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(G) INCOME TAXES

    HotJobs accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that includes the enactment date.

(H) REVENUE RECOGNITION


    Service fee revenues consist of subscription fees paid by employers for memberships to the WWW.HOTJOBS.COM employment exchange and software hosting fees paid by customers of Softshoe software. HotJobs provides membership subscriptions for a minimum term of three months and a maximum term of 24 months. HotJobs recognizes subscription revenue ratably over the subscription term. HotJobs provides hosting services on a monthly basis and recognizes revenue in the month it provides the hosting service.



    HotJobs also licenses its Softshoe and miscellaneous proprietary recruiting software and may provide hosting of the software. Software license fee revenue is recognized ratably over the

                               HOTJOBS.COM, LTD.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(2) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

four year estimated useful life of the software in accordance with the guidance provided in AICPA Statements of Position 97-2 and 98-9 "Software Revenue Recognition."


    Job fair revenue consists of fees from employers that rent booths at WorkWorld jobs fairs. Revenue is recognized in the month in which the job fair takes place.


    Other revenues primarily consist of fees derived from 30-day single ad job postings on WWW.HOTJOBS.COM, banner advertising, and other Softshoe-related services, including system customization and resume scanning services. HotJobs recognizes revenue related to these services over the period of delivery of service.


    Other revenues also include barter revenues. Barter advertising revenues and expenses are recorded at the fair market value of services provided or received, whichever is more determinable in the circumstances. Revenue from barter advertising transactions is recognized as income when advertisements are delivered on HOTJOBS.COM. Barter expense is recognized when HotJobs' advertisements are run on third-party web sites, which is typically in the same period when barter revenue is recognized. Barter expense is included as a component of cost of revenues.

    In the first quarter of 1999, HotJobs entered into a barter arrangement. In exchange for providing a sponsorship on a television commercial, HotJobs was provided with online advertising on the other party's website. We recognized $168,000 of revenues and expenses in the first quarter of 1999 relating to this barter arrangement. At March 31, 1999, there were no outstanding unused amounts included on HotJobs' balance sheet as an asset or liability. The values assigned to the barter revenue and expense were equal to the actual cost of purchasing advertising on the other party's website.

    Deferred revenue represents amounts billed or payments received in advance of the subscription period and maintenance services to be rendered over a certain period of time and is recognized as revenue ratably over the term of the related contracts.

(I) PRODUCT DEVELOPMENT EXPENSES

    Product development costs include expenses incurred by HotJobs for research, design and development of HotJobs' proprietary technology. Product development costs are expensed as incurred. Software development costs are required to be capitalized when a product's technological feasibility has been established by completion of a working model of the product and ending when a product is available for general release to customers. To date, completion of a working model of the HotJobs product and general release have substantially coincided. As a result, HotJobs has not capitalized any software developments costs because such costs have not been significant.

(J) ADVERTISING EXPENSES

    HotJobs expenses advertising costs the first time the advertising takes place, in accordance with AICPA Statement of Position 93-7. Advertising costs totaling $287,067 and $1,305,607, respectively, for the period from February 20, 1997 (inception) through December 31, 1997 and the year ended December 31, 1998 and $175,728 and $2,494,280 for the three months ended

                               HOTJOBS.COM, LTD.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(2) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) March 31, 1998 and 1999, respectively, are included in sales and marketing expenses in HotJobs' statements of operations.

(K) STOCK-BASED COMPENSATION

    HotJobs adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize the fair value of all stock-based awards on the date of grant as expense over the vesting period. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and provide pro forma net loss disclosure for employee stock option grants made as if the fair value-based method defined in SFAS No. 123 has been applied. Under APB Opinion No. 25, compensation expense would be recorded on the date of grant only if the market price of the underlying stock options exceeded the exercise price. HotJobs has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

(L) BASIC AND DILUTED NET LOSS PER SHARE

    HotJobs computes net income (loss) available per share in accordance with SFAS No. 128, "Computation of Earnings Per Share," and the SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic net income (loss) available per share is computed by dividing the net income (loss) available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) available per share is computed by dividing the net income (loss) for the period by the weighted average number of common and dilutive net income
(loss) available per share in accordance with common equivalent shares outstanding during the period. HotJobs has presented historical basic and dilutive net income (loss) available per share in accordance with SFAS No. 128. As HotJobs had a net loss in each of the periods presented, basic and diluted net income (loss) available per share is the same.


    Diluted net loss per share for the period from February 20, 1997 (inception) through December 31, 1997, the year ended December 31, 1998, and the three months ended March 31, 1999, does not include the effects of options to purchase 0, 51,500, and 148,500 shares of common stock, respectively as the effect of their inclusion is anti-dilutive during each period. Dilutive common stock equivalents include an option granted by the president of an affiliated company to purchase shares personally owned by him.


(M) STOCK SPLIT

    On April 9, 1999, HotJobs authorized and implemented a 2,000-for-1 stock split. Accordingly, all share and per share information in the accompanying financial statements has been retroactively restated to reflect the effect of this stock split.

    In connection with the IPO, the Board of Directors approved a 24-for-one stock split of HotJobs' common stock to be effected at or prior to the consummation of the IPO. All common share and per share amounts in the accompanying financial statements will be adjusted retroactively.

                               HOTJOBS.COM, LTD.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(2) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(N) RECENT ACCOUNTING PRONOUNCEMENTS

    As of January 1, 1998, HotJobs adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. The adoption of this standard has had no impact on HotJobs' financial statements. Accordingly, HotJobs' comprehensive net loss is equal to its net loss for all periods presented.

    In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1") which provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. HotJobs has not yet determined the impact, if any, of adopting SOP 98-1, which will be effective for HotJobs' year ending December 31, 1999.

    In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" which establishes standards for the way that a public enterprise reports information about operating segments in annual financial statements, and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. In the initial year of application, comparative information for earlier years must be restated. HotJobs has determined that it does not have any separately reportable business segments.

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. This statement is not expected to affect HotJobs as HotJobs currently does not engage or plan to engage in derivative instruments or hedging activities.

(3) PREPAID EXPENSES

    Prepaid expenses as of December 31, 1997 and 1998 consist of the following:

                                                                                   DECEMBER 31,
                                                                           ----------------------------
                                                                               1997           1998
                                                                           -------------  -------------
Prepaid advertising......................................................    $  20,848     $   791,700
Prepaid software license.................................................           --         155,292
Other....................................................................           --          95,683
                                                                           -------------  -------------
Total....................................................................    $  20,848     $ 1,042,675
                                                                           -------------  -------------
                                                                           -------------  -------------

                               HOTJOBS.COM, LTD.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(4) PROPERTY AND EQUIPMENT

    Property and equipment consist of the following:

                                                                                      DECEMBER 31,
                                                                                ------------------------
                                                                                   1997         1998
                                                                                -----------  -----------
Computer equipment, including assets under capital leases of $0 and $200,543
  respectively................................................................  $        --  $   686,117
Furniture and fixtures........................................................           --       11,480
                                                                                -----------  -----------
                                                                                         --      697,597
Less accumulated depreciation, including assets under capital leases of $0 and
  $41,895, respectively.......................................................           --     (107,904)
                                                                                -----------  -----------
      Total...................................................................  $        --  $   589,693
                                                                                -----------  -----------
                                                                                -----------  -----------

(5) INCOME TAXES

    There has been no provision for U.S. federal or state income taxes for any period as HotJobs has incurred operating losses since inception.

    HotJobs has adopted the cash method of accounting for income tax purposes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the HotJobs' deferred tax assets and liabilities for federal and state income taxes are as follows:


                                                                   DECEMBER 31,
                                                               --------------------
                                                                 1997       1998
                                                               ---------  ---------
Deferred tax assets:
  Net operating loss carryforwards...........................  $ 397,000  $ 961,000
  Excess depreciation for tax................................         --    (13,000)
                                                               ---------  ---------
                                                                 397,000    948,000
                                                               ---------  ---------
Less valuation allowance.....................................   (397,000)  (948,000)
                                                               ---------  ---------
Deferred tax assets..........................................  $      --  $      --
                                                               ---------  ---------
                                                               ---------  ---------


    Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance as it is more likely than not that the deferred tax assets will not be realized.


    The net change in valuation allowance for the year ended December 31, 1998 was an increase of approximately $551,000.


    As of December 31, 1998, HotJobs had net operating loss carryforwards for federal income tax purposes of approximately $3.1 million. There can be no assurance that HotJobs will realize the benefit of the net operating loss carryforwards. The federal net operating loss carryforwards are available to offset future taxable income and expire at various dates through 2018 if not utilized. The Tax Reform Act of 1986 contains provisions which may limit the net operating loss

                               HOTJOBS.COM, LTD.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(5) INCOME TAXES (CONTINUED)
carryforwards available to be used in any given year if certain events occur, including significant changes in ownership interest.

(6) RELATED PARTY TRANSACTIONS

    For the period from February 20, 1997 (inception) to December 31, 1997, the year ended December 31, 1998 and the three months ended March 31, 1999, OTEC, Inc. ("OTEC"), an affiliated company, paid various expenses on behalf of HotJobs. HotJobs recorded its allocated share of the expenses on its financial statements. The effect of all operating expenses paid on behalf of HotJobs by OTEC was approximately $741,600, $1,153,000 and $131,200 for the period ended December 31, 1997, the year ended December 31, 1998 and the three months ended March 31, 1999, respectively. These expenses primarily consist of rents, salaries, computer expense and other administrative expenses. OTEC also provided cash advances of $2,639,795 to HotJobs in 1998, of which $2,259,795 bore interest at rates ranging from 8.75% to 9.5% per annum. The interest expense relating to such cash advances was approximately $49,000 during 1998 and was included in the due to affiliate balance as of December 31, 1998. In June 1999, HotJobs repaid all amounts due to affiliates.

    HotJobs believes that these transactions were entered into on an arms-length basis. The expenses were based on the actual charge per HotJobs employee, with respect to salaries and employee benefit plans. With respect to expenses such as rents, computer expenses, and insurance, expenses were based on the number of HotJobs employees using the facility or service as a percentage of all employees using the facility or service. All of these expenses were paid to outside third parties at market rates.

    At December 31, 1997 and 1998, OTEC owned approximately 22.5% and 23.0%, respectively of HotJobs.

    The chief executive officer of HotJobs is a director, executive officer and shareholder of OTEC. Compensation expense for the chief executive officer of $137,500 and $182,000 for the period ending December 31, 1997 and for the year ended December 31, 1998, respectively, was paid by OTEC. These amounts paid by OTEC are included as capital contributions in the statements of stockholders' deficit, as they are not required to be repaid.

    HotJobs has recorded in the statement of operations $300,000 in 1997 for the license of miscellaneous propriety software by OTEC and $444,000 in 1998 for hosting that software and for purchasing additional software.

    On March 2, 1999, the chief executive officer of HotJobs granted the president of OTEC an option, which expires on March 2, 2002, to purchase 34 shares of OTEC common stock owned personally by him at a purchase price of $4,880 per share aggregating to $165,920, and an additional option to purchase 50 shares of each of OTEC's affiliated companies at a purchase price of $1 per share. Similarly, on March 2, 1999, the president of OTEC granted HotJobs' chief executive officer an option, which expires on March 2, 2002, to purchase 136,000 shares of HotJobs' common stock owned personally by the president at a purchase price of $1.22 per share aggregating to $165,920. In addition, the chief executive officer of HotJobs granted to the President of OTEC an irrevocable proxy expiring March 2, 2002 to vote all of the chief executive officer of HotJobs' shares of stock subject to the option. In turn, the president of OTEC granted

                               HOTJOBS.COM, LTD.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(6) RELATED PARTY TRANSACTIONS (CONTINUED) the chief executive officer of HotJobs an irrevocable proxy expiring March 2, 2002 to vote all of his shares of stock in HotJobs. This was a nonmonetary transaction between two individuals with respect to shares personally owned by them and therefore no accounting was required by HotJobs.


    Until recently, HotJobs had several joint insurance polices with OTEC and its affiliates. HotJobs' commercial property insurance issued by Federal Insurance Company for a one year term beginning October 15, 1998, covered both its California and New York offices as well as OTEC's California office. HotJobs' commercial umbrella policy, also issued by Federal Insurance Company for a one year term beginning October 15, 1998, also covered OTEC and its affiliates, as did HotJobs' workers compensation insurance, issued by Lumbermans Mutual Casualty Company on December 1, 1998 for a term ending October 15, 1999. Effective June 1, 1999, HotJobs has stand alone insurance policies in place. HotJobs had a joint fiduciary liability policy, issued by Travelers Insurance for a one-year term beginning October 20, 1998, with OTEC and its affiliates. Insurance expenses of $85,096 in 1998 have been allocated by OTEC to HotJobs based on the respective number of personnel of these two companies. On July 20, 1999, HotJobs obtained its own directors and officers' liability insurance policy.


    OTEC and RBL, jointly and severally, guarantee certain of HotJobs' obligations, including HotJobs' obligation to pay rent under its leases, dated as of April 16, 1999, pursuant to which HotJobs rents the 10th, 14th and 16th floors of a building located at 24 West 40th Street in New York City.

    On April 2, 1999, HotJobs repurchased 50,000 shares of common stock from the chief executive officer and two employees for $1.22 per share.

    On May 11, 1999, as part of the Series A Preferred Stock purchase agreement (see note 8), FSA Capital, Inc. purchased 42,189 shares of Series A Preferred Stock for $421,890. The chief financial officer and a director of HotJobs, is a director of FSA Capital, Inc.

    Generation Capital Partners, L.P. and affiliated investment entities ("Generation Partners") purchased in the aggregate 1,054,714 shares of Series A Preferred Stock for $10,547,140. Generation Partners owns more than 5% of HotJobs' stock. One of HotJobs' directors is a Managing Partner of an affiliate of Generation Partners.


    One of HotJobs' directors purchased 18,750 shares of Series A Preferred Stock for $187,500. In connection with the Series A Preferred Stock financing, GreenAcre Ventures LLC, of which one of HotJobs' directors is a managing member, purchased 11,000 shares of HotJobs' common stock from two employees.



    One of HotJobs' directors purchased 21,094 shares of Series A Preferred Stock for $210,940.


(7) LINE OF CREDIT

    On October 13, 1998, HotJobs entered into a $500,000 line of credit with The Dime Savings Bank of New York (the "Bank"). Any outstanding balance is payable on demand and bears interest at a fluctuating rate of 1% above the Bank's reference lending rate for domestic commercial loans. All of HotJobs' assets were pledged as collateral in the event of default. The amount borrowed on the line of credit was $180,000 as of December 31, 1998.

                               HOTJOBS.COM, LTD.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(7) LINE OF CREDIT (CONTINUED)
    On October 13, 1998, an affiliated company refinanced an obligation under a line of credit. As part of the refinancing agreement, the assets of HotJobs were pledged as collateral in the event of default by the affiliated company. On June 2, 1999, the bank removed all cross guarantees with both the HotJobs and the affiliated company lines of credit.

(8) CAPITALIZATION

AUTHORIZED SHARES

    In 1998, HotJobs amended and restated its certificate of incorporation to change its name to HotJobs.com, Ltd. On April 9 and May 10, 1999, HotJobs amended its certificate of incorporation. As a result, as of May 10, 1999, the total number of shares which HotJobs is authorized to issue is 4,000,000:
2,000,000 of these shares are common stock, each having a par value of $0.01; and 2,000,000 of these shares are preferred stock, each having a par value of $0.01.


    Effective upon the closing of the IPO, HotJobs will be authorized to issue up to 100,000,000 shares of common stock par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.


REDEEMABLE CONVERTIBLE PREFERRED STOCK

    Effective May 10, 1999, HotJobs issued an aggregate of 1,620,000 shares of Series A Preferred, at a purchase price of $10 per share, in consideration for cash proceeds of $16.2 million. Holders of Series A Preferred Stock are not entitled to any dividend. However, in the event of any liquidation, dissolution or winding up of HotJobs, the holders of the Series A Preferred stock then outstanding are entitled to be paid a preferential amount of $10 per share.

    Each holder of Series A Preferred Stock shall be entitled to the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock are convertible on the date of the vote.

    At the option of the stockholders, Series A Preferred Stock may be converted, at any time prior to the date of redemption, into shares of common stock. The conversion will result from dividing the Preferential Amount (as defined) for the Series A Preferred stock as of the date of

                               HOTJOBS.COM, LTD.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(8) CAPITALIZATION (CONTINUED)


conversion by the conversion price of $98.83 per share (pre 24-for-1 stock split). Such shares automatically convert into common shares in the event of a qualified IPO resulting in proceeds to HotJobs of not less than $30 million and at a price per share of at least twice the conversion price, adjusted for the stock split to be effected in connection with the IPO. The conversion to common stock will be based on the same conversion features as disclosed above.



    Due to the sale of the Series A Preferred Stock with a conversion price that was below the expected initial public offering price of the common stock, HotJobs will record a beneficial conversion feature of $16.2 million. The beneficial conversion feature is limited to the net proceeds received from the preferred stock transaction. HotJobs will amortize the value of the beneficial conversion feature over the four-year period from the date of issuance of the preferred stock to the date on which the preferred stock is first convertible into common stock, assuming no acceleration of the date of conversion. Upon completion of the IPO, all of the preferred stock will automatically convert into common stock and all of the unamortized amount of the beneficial conversion feature will be immediately recognized as dividend to preferred stockholders.


    Upon request of the majority Series A Preferred stockholders on or after May 1, 2003, HotJobs may be required to redeem Series A Preferred Shares at an amount equal to the greater of (a) the amount per share payable to the holders of the Series A Preferred Stock in the event of liquidation, dissolution or winding up of HotJobs and (b) $10 per share plus an additional amount equal to 10% per annum.

COMMON STOCK

    During 1997, HotJobs issued 887,500 shares of common stock to its founders and original employees at $0.01 per share.

    Restricted shares vest, incrementally and equally, over a five-year period provided that all restricted shares shall become fully vested upon the earlier of (a) any person or entity purchasing more than 50% of HotJobs' common stock,
(b) HotJobs merging or consolidating one or more corporations where HotJobs' common stock is exchanged for less than 50% of the voting stock of the surviving corporation, (c) the sale, assignment, transfer, or other disposition of assets of the HotJobs having a value in excess of 50% of the total assets of HotJobs or, (d) the closing of an initial public offering of HotJobs' capital stock.

    Upon the termination of the employment contract voluntarily or for any cause, HotJobs is entitled, at its option, to repurchase from the holder at the original purchase price the number of restricted shares which have not vested.

(9) CONCENTRATION OF CREDIT RISK


    For the period from February 20, 1997 (inception) to December 31, 1997, no customer, accounted for over 10% of total revenues generated by HotJobs. No customers for more than 10% of gross accounts receivable at December 31, 1997.

                               HOTJOBS.COM, LTD.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(9) CONCENTRATION OF CREDIT RISK (CONTINUED)

    For the year ended December 31, 1998, no customer accounted for over 10% of total revenues generated by HotJobs during that period. Two customers had balances of 18% and 17%, respectively, of gross accounts receivable at December 31, 1998.



    For the three months ended March 31, 1998, one customer, who is an affiliate company, accounted for approximately 19% of total revenues generated by HotJobs during that period. One customer accounted for more than 10% of gross accounts receivable at March 31, 1998.


    For the three months ended March 31, 1999, there were no customers that accounted for more than 10% of total revenues generated by HotJobs during that period, or of gross accounts receivable at March 31, 1999.

(10) PROFIT SHARING RETIREMENT PLAN

    HotJobs' employees participate in a qualified profit sharing retirement plan with a 401(k) deferred compensation provision through an affiliated company. HotJobs contributes 50% of the amounts contributed by employees up to a maximum of 6% of gross wages. Additionally, a discretionary profit sharing contribution is determined annually by the Board of Directors. The contributions charged to operations for the 401(k) plan amounted to $23,237 and $21,835 for 1998 and 1997, respectively. There were no discretionary profit sharing contributions made by HotJobs during either 1997 or 1998.

(11) EMPLOYMENT AGREEMENTS

    Richard Johnson, Stephen Ellis, Dimitri Boylan and George Nassef each has an employment agreement with HotJobs. The agreements of Messrs. Johnson, Ellis and Boylan each became effective on May 6, 1999 and expires on May 5, 2002, and will automatically renew for additional one year terms after that date unless HotJobs gives the executive written notice of its desire not to renew the agreement at least six months prior to the expiration of the initial or any additional term. Mr. Nassef's employment agreement became effective on June 18, 1999 and shall continue until terminated by him or by HotJobs. The annual salary for each of these executives is as follows: Richard Johnson, $200,000; Stephen Ellis, $175,000; Dimitri Boylan, $175,000 and George J. Nassef, Jr., $175,000. The annual salary of each of Messrs. Johnson, Ellis and Boylan will increase by a minimum of 10% each year. In addition, Stephen Ellis received a non-qualified stock option to purchase 15,000 shares of HotJobs' common stock, 625 of which vest monthly beginning on June 5, 1999 and ending on May 6, 2000 and an additional 3,750 of which vest on each May 6, 2001 and May 6, 2002. On the closing of this offering, however, 7,500 of these shares will vest automatically and the remaining shares will vest on May 6, 2001 and 2002 as stated above. Mr. Nassef received stock options to purchase 7,500 shares of HotJobs' common stock, 208 of which vest monthly from July 18, 1999 through April 18, 2000; 210 of which vest on May 18, 2000 and June 18, 2000; and an additional 2,500 of which vest on each of June 18, 2001 and 2002. On the closing of this offering, however, 3,750 of these shares will vest automatically; 1,250 shares will vest on June 18, 2001 and 2,500 shares will vest on June 18, 2002. Also, each of these executives is entitled to an annual bonus determined by the compensation committee of the Board of Directors. HotJobs can terminate these employment agreements with or without cause by delivering written notice to the executive. Each executive

                               HOTJOBS.COM, LTD.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(11) EMPLOYMENT AGREEMENTS (CONTINUED)
may terminate his employment agreement with or without good reason by delivering written notice to HotJobs. Upon termination of the agreement by HotJobs without cause or by the executive for good reason, the executive is entitled to the greater of his annual salary for the remainder of the term of the agreement or one year of salary and all options become immediately exercisable.

(12) STOCK OPTION PLAN

    HotJobs' Board of Directors has authorized 600,000 shares of its common stock for issuance pursuant to its Stock Award Plan. Such options have ten-year terms and have been issued at the fair market value of the HotJobs' common stock on the date of the applicable grant and will vest through 2008. Such options vest over five years. If there is a Change of Control, (as defined) or the closing of an IPO, the options become immediately exercisable.

    Stock option activity during the periods indicated is as follows:

                                                                                      WEIGHTED AVERAGE
                                                                   OPTIONS GRANTED     EXERCISE PRICE
                                                                   ----------------  -------------------
Options outstanding at December 31, 1997
Granted at $0.60.................................................         92,000          $    0.60
Granted at $0.89.................................................          5,500          $    0.89
Exercised........................................................             --          $      --
Forfeited........................................................        (46,000)         $    0.60
                                                                        --------
Outstanding as of December 31, 1998..............................         51,500          $    0.63
                                                                        --------
Granted at $1.30 (unaudited).....................................         97,600          $    1.30
Exercised (unaudited)............................................             --          $      --
Forfeited (unaudited)............................................           (600)         $    1.30
                                                                        --------
Outstanding as of March 31, 1999 (unaudited).....................        148,500          $    1.07
                                                                        --------
                                                                        --------
Vested at December 31, 1998......................................              0
                                                                        --------
                                                                        --------
Total options available as of December 31, 1998..................        548,500
                                                                        --------
                                                                        --------

    The weighted-average remaining life of the 51,500 options outstanding at December 31, 1998 is approximately 9.7 years.

    HotJobs granted 2,000 options under the plan on April 1, 1998 at an exercise price of $0.60 to a consultant, an employee of a related party who is providing services to HotJobs. The value of this option using a Black-Scholes pricing model was deemed insignificant.

    HotJobs has adopted the disclosure provisions of SFAS No. 123. Had compensation costs on the HotJobs' Stock Award Plan been determined based on the fair market value on the grant

                               HOTJOBS.COM, LTD.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(12) STOCK OPTION PLAN (CONTINUED)
date consistent with the provisions of SFAS No. 123, HotJobs' net loss would have been increased as per the pro forma amounts indicated below:


                                                                                               1998
                                                                                          --------------
Net loss--actual........................................................................  $   (2,257,314)
                                                                                          --------------
                                                                                          --------------
Net loss--pro forma.....................................................................  $   (2,262,255)
                                                                                          --------------
                                                                                          --------------
Basic and diluted net loss per share--actual............................................  $        (2.57)
                                                                                          --------------
                                                                                          --------------
Basic and diluted net loss per share--pro forma.........................................  $        (2.58)
                                                                                          --------------
                                                                                          --------------


    Pro forma information regarding net loss has been determined using a Black-Scholes option pricing model with the following assumptions for 1998:

Risk-free interest rate....................................................  6.0%
Dividend yield.............................................................  0.0%
Volatility factor..........................................................  0.0%
Average expected life......................................................  9 years

(13) COMMITMENTS AND CONTINGENCIES

(A) OFFICE LEASES

    HotJobs leases office space in New York and California. The minimum lease payments under these leases are payable as follows:

YEAR ENDING DECEMBER 31                                                                        AMOUNT
-------------------------------------------------------------------------------------------  -----------
1999.......................................................................................  $    95,526
2000.......................................................................................       91,971
2001.......................................................................................      105,204
2002.......................................................................................      109,176
2003.......................................................................................      109,176
Thereafter.................................................................................       63,686
                                                                                             -----------
                                                                                             $   574,739
                                                                                             -----------
                                                                                             -----------

    Rent expense for the period from February 20, 1997 (inception) to December 31, 1997 and the year ended December 31, 1998 was $41,667 and $103,398, respectively.

    In March 1999, HotJobs entered into a five-year lease agreement for office space in California. The lease is due to expire during May 2004 and has been included above as part of the minimum lease payment schedule.

    In April 1999, HotJobs entered into two five-year lease agreements for office space in New York. These leases are due to expire on March 31, 2004. The minimum lease payments under these leases amount to approximately $918,000. Under the terms of these agreements, landlord and tenant have the right to terminate these leases at any time after July 31, 1999 upon giving

                               HOTJOBS.COM, LTD.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(13) COMMITMENTS AND CONTINGENCIES (CONTINUED) ninety days' written notice. Due to the existence of this termination clause, these amounts have not been included as part of minimum lease payable commitments.

    An affiliated company unconditionally guaranteed payment and performance of all obligations, liabilities, terms and conditions of HotJobs' office leases.

(B) EQUIPMENT LEASES

    HotJobs is obligated under various capital leases that begin in 1998 and expire at various dates through November 2001.

    Future minimum capital lease payments are payable as follows:

                                                                                               CAPITAL
YEAR                                                                                           LEASES
-------------------------------------------------------------------------------------------  -----------
1999.......................................................................................  $    88,470
2000.......................................................................................       64,060
2001.......................................................................................       23,370
                                                                                             -----------
Total minimum lease payments...............................................................      175,900
Less amount representing interest (at rates ranging from 9.7% to 18.7%)....................       22,951
                                                                                             -----------
Present value of net minimum lease payments................................................      152,949
Less current installment of obligations under capital leases...............................       72,950
                                                                                             -----------
Obligations under capital leases, excluding current installments...........................  $    79,999
                                                                                             -----------
                                                                                             -----------

    From March through April 1999, HotJobs entered into three capital lease agreements for an aggregate amount of approximately $457,000 to finance computer equipment. These capital lease commitments are not included in the above lease schedule.

(C) COMMITMENT TO PURCHASE COMMERCIAL AIRTIME

    HotJobs entered into a commitment to purchase 30 seconds of commercial airtime and a "banner" advertisement from Fox Broadcasting Company during the National Football League's Super Bowl on January 31, 1999. The cost of the airtime is $1,360,000. $680,000 was paid in November 1998 and was recorded within prepaid expenses. The remainder was paid in January 1999.

    The Company has also committed approximately $590,000 to advertising firms and production companies for development of the commercial. This amount was paid in various installments through January 1999.

    Between April 1, 1999 and June 10, 1999, HotJobs incurred approximately $512,000 in advertising expenses. Also, as of June 1, 1999, HotJobs has commitments of approximately $10.9 million for various advertising campaigns over the next three years. These commitments include broadcasting, print, online and outdoor advertising. These commitments expire over various time periods.

                               HOTJOBS.COM, LTD.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(14) SUBSEQUENT EVENT--UNAUDITED


    In May and June 1999, HotJobs granted approximately 31,258 options. HotJobs will record compensation expense between $4.2 million and $5.7 million over the vesting period of these options which represents the difference between the expected range of the initial public offering price and the exercise price.

YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR THE SALE OF THE SHARES OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                               TABLE OF CONTENTS


                                                    PAGE
                                                  ---------
Prospectus Summary..............................          1
Risk Factors....................................          5
Forward-Looking Statements......................         19
Market Data.....................................         19
Use of Proceeds.................................         20
Dividend Policy.................................         20
Capitalization..................................         21
Dilution........................................         22
Selected Financial Data.........................         23
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................         25
Business........................................         37
Management......................................         50
Related Party Transactions......................         57
Principal Stockholders..........................         60
Description of Capital Stock....................         63
Shares Eligible for Future Sale.................         68
Underwriting....................................         70
Legal Matters...................................         73
Experts.........................................         73
Where You Can Find More Information.............         73
Index to Financial Statements...................        F-1


DEALER PROSPECTUS DELIVERY OBLIGATION:

Until              , 1999 (25 days after the date of this prospectus), all
dealers that buy, sell or trade in these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. Dealers are also obligated to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


                  [LOGO]

3,000,000 SHARES


COMMON STOCK

DEUTSCHE BANC ALEX. BROWN

BANCBOSTON
ROBERTSON STEPHENS

SG COWEN


E*OFFERING


Prospectus

               , 1999

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth an estimate of the costs and expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered.


                                                                                   AMOUNT TO
                                                                                    BE PAID
                                                                                 -------------
SEC registration fee...........................................................  $      21,260
NASD filing fee................................................................          8,148
Nasdaq National Market listing fee.............................................         90,000
Legal fees and expenses........................................................        285,000*
Accounting fees and expenses...................................................        500,000*
Printing and engraving.........................................................        300,000*
Transfer agent fees............................................................         15,000*
Other..........................................................................        300,592*
                                                                                 -------------
      Total....................................................................  $   1,520,000
                                                                                 -------------
                                                                                 -------------


------------------------

*  Estimated Amount to be Paid.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the DGCL makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) arising under Section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise.

    Effective upon the consummation of this offering, our certificate of incorporation will provide for indemnification of our directors against, and absolution of, liability to HotJobs.com and its stockholders to the fullest extent permitted by the DGCL. HotJobs.com intends to purchase directors' and officers' liability insurance covering liabilities that may be incurred by our directors and officers in connection with the performance of their duties.

    The employment agreements we have entered into with Richard S. Johnson, Stephen W. Ellis, Dimitri J. Boylan and George J. Nassef, Jr. provide that such executives will be indemnified by us for all liabilities relating to their status as officers or directors of HotJobs.com, and any actions committed or omitted by the executives, to the maximum extent permitted by law of the State of Delaware.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    The Registrant has sold and issued the following securities since February 20, 1997 (inception):

    COMMON STOCK AND PREFERRED STOCK.

    1. In February 1997, the Registrant issued and sold 21,300,000 shares of common stock to purchasers, including officers and directors, for par value.

    2. Effective May 10, 1999, the Registrant issued and sold 1,620,000 shares of Series A Preferred Stock to 17 accredited investors for an aggregate purchase price of $16,200,000.

    OPTIONS. The Registrant from time to time has granted stock options to employees and consultants in reliance upon exemption from registration pursuant to either (i) Section 4(2) of the Securities Act of 1933, as amended, or (ii) Rule 701 promulgated under the Securities Act of 1933, as amended. The following table sets forth certain information regarding such grants:

                                                                 NUMBER OF        EXERCISE
                                                                  SHARES           PRICES
                                                               -------------  ----------------
February 20, 1997 (inception) to December 31, 1997...........       --               --
January 1, 1998 to December 31, 1998.........................      1,236,000   $0.02 - $0.04
January 1, 1999 to June 30, 1999.............................      3,078,200   $0.05 - $3.38

    The above securities were offered and sold by the Registrant in reliance upon exemptions from registration pursuant to either (1) Section 4(2) of the Securities Act of 1933, as amended, as transactions not involving any public offering or (2) Rule 701 promulgated under the Securities Act of 1933, as amended. No underwriters were involved in connection with the sales of securities referred to in this Item 15.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits.


NUMBER                                                   DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
 1.1**     Form of Underwriting Agreement.
 3.1**     Certificate of Incorporation, as amended.
 3.2**     Form of Amended and Restated Certificate of Incorporation to be in effect upon the closing of this offering.
 3.3**     Bylaws.
 3.4**     Form of Amended and Restated Bylaws to be in effect upon the closing of this offering.
 4.1**     Specimen Common Stock certificate.
 4.2       Please see Exhibits 3.1, 3.2, 3.3 and 3.4 for provisions of the certificate of incorporation and bylaws defining the rights of holders of common stock.
 5.1**     Opinion of Brobeck, Phleger & Harrison LLP.
10.1**     Series A Convertible Preferred Stock Purchase Agreement, dated as of May 10, 1999, between HotJobs.com and the several purchasers names in Schedule I thereto.
10.2**     Amended and Restated Stockholders' Agreement, dated as of May 11, 1999.
10.3**     Employment Agreement, dated as of May 6, 1999, between HotJobs.com and Richard S. Johnson+
10.4**     Employment Agreement, dated as of May 6, 1999, between HotJobs.com and Dimitri J. Boylan+

NUMBER                                                   DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
10.5**     Employment Agreement, dated as of May 6, 1999, between HotJobs.com and Stephen W. Ellis.+
10.6**     HotJobs.com Stock Award Plan+
10.7**     1999 Stock Option/Stock Issuance Plan+
10.8**     Employee Stock Purchase Plan+
10.9**     Lease Agreement, dated as of April 16, 1999, between 24 West 40th St. LLC, as landlord, and
           HotJobs.com, Ltd., as tenant for the 14th and 16th floors.
10.10**    Guarantee, made as of April 16, 1999, by OTEC, Inc. and RBL Agency, Ltd., related to the above lease.
10.11**    Lease Agreement, dated as of April 16, 1999, between 24 West 40th St. LLC, as landlord, and
           HotJobs.com, Ltd., as tenant for the 10th floor.
10.12**    Guarantee, made as of April 16, 1999, by OTEC, Inc. and RBL Agency, Ltd., related to the above lease.
10.13**    Office Lease, dated as of February 10, 1999, between 580 Market Street Corp., as landlord, and
           HotJobs.com, Ltd., as tenant.
10.14**    Line of Credit, dated as of October 3, 1998, granted by The Dime Savings Bank to HotJobs.com, Ltd.
10.15**    Line of Credit, dated as of October 3, 1999, granted by The Dime Savings Bank to OTEC Consulting, Inc.,
           RBL Agency, Ltd. and OTEC, Inc.
10.16**    Employment Agreement, dated as of June 18, 1999, between HotJobs.com and George J. Nassef, Jr.+
10.17**    401(K) Plan.
23.1*      Consent of KPMG LLP.
23.2**     Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1).
24.1**     Powers of Attorney (See Signature Page).
27.1**     Financial Data Schedule.


------------------------


*  Filed herewith.



** Previously filed.


+  Indicates compensatory plan or arrangement.

    (b) Financial Statement Schedules.

    Schedule II--Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or
    (4), or 497(h) under the Securities Act of 1933, shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in The City of New York, State of New York, on this 9th day of August, 1999.


                                HOTJOBS.COM, LTD.

                                By:  /s/ RICHARD S. JOHNSON
                                     -----------------------------------------
                                     Name: Richard S. Johnson
                                     Title: President and Chief Executive
                                     Officer


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on
August 9, 1999:


          SIGNATURE                      TITLE(S)
------------------------------  ---------------------------
                                President, Chief Executive
    /s/ RICHARD S. JOHNSON        Officer and Chairman of
------------------------------    the Board of Directors
      Richard S. Johnson          (principal executive
                                  officer)

                                Chief Financial Officer
          /s/      *              (principal financial and
------------------------------    accounting officer) and
       Stephen W. Ellis           Director

          /s/      *            Chief Operating Officer,
------------------------------    Secretary and Director
      Dimitri J. Boylan

          /s/      *            Director
------------------------------
       John A. Hawkins

          /s/      *            Director
------------------------------
        John G. Murray

                                Director
------------------------------
        Kevin P. Ryan

                                Director
------------------------------
       Philip Guarascio

------------------------

*  Pursuant to a power of attorney previously executed.

                                  SCHEDULE II

                               HOTJOBS.COM, LTD.

                       VALUATION AND QUALIFYING ACCOUNTS

                                                               BALANCE AT    PROVISION                 BALANCE AT
                                                                BEGINNING   FOR DOUBTFUL                 END OF
                                                                OF PERIOD     ACCOUNTS    DEDUCTIONS     PERIOD
                                                               -----------  ------------  -----------  -----------

For the period from February 20, 1997 (inception) to December
  31, 1997
  Allowance for doubtful accounts............................   $       0    $        0    $       0    $       0
                                                               -----------  ------------  -----------  -----------
                                                               -----------  ------------  -----------  -----------

For the year ended December 31, 1998
  Allowance for doubtful accounts............................   $       0    $   85,000    $       0    $  85,000
                                                               -----------  ------------  -----------  -----------
                                                               -----------  ------------  -----------  -----------

                               INDEX TO EXHIBITS


NUMBER                                                   DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
 1.1**     Form of Underwriting Agreement.
 3.1**     Certificate of Incorporation, as amended.
 3.2**     Form of Amended and Restated Certificate of Incorporation to be in effect upon the closing of this offering.
 3.3**     Bylaws.
 3.4**     Form of Amended and Restated Bylaws to be in effect upon the closing of this offering.
 4.1**     Specimen Common Stock certificate.
 4.2       Please see Exhibits 3.1, 3.2, 3.3 and 3.4 for provisions of the certificate of incorporation and bylaws defining the rights of holders of common stock.
 5.1**     Opinion of Brobeck, Phleger & Harrison LLP.
10.1**     Series A Convertible Preferred Stock Purchase Agreement, dated as of May 10, 1999, between HotJobs.com and the several purchasers names in Schedule I thereto.
10.2**     Amended and Restated Stockholders' Agreement, dated as of May 11, 1999.
10.3**     Employment Agreement, dated as of May 6, 1999, between HotJobs.com and Richard S. Johnson+
10.4**     Employment Agreement, dated as of May 6, 1999, between HotJobs.com and Dimitri J. Boylan+
10.5**     Employment Agreement, dated as of May 6, 1999, between HotJobs.com and Stephen W. Ellis.+
10.6**     HotJobs.com Stock Award Plan+
10.7**     1999 Stock Option/Stock Issuance Plan+
10.8**     Employee Stock Purchase Plan+
10.9**     Lease Agreement, dated as of April 16, 1999, between 24 West 40th St. LLC, as landlord, and
           HotJobs.com, Ltd., as tenant for the 14th and 16th floors.
10.10**    Guarantee, made as of April 16, 1999, by OTEC, Inc. and RBL Agency, Ltd., related to the above lease.
10.11**    Lease Agreement, dated as of April 16, 1999, between 24 West 40th St. LLC, as landlord, and
           HotJobs.com, Ltd., as tenant for the 10th floor.
10.12**    Guarantee, made as of April 16, 1999, by OTEC, Inc. and RBL Agency, Ltd., related to the above lease.
10.13**    Office Lease, dated as of February 10, 1999, between 580 Market Street Corp., as landlord, and
           HotJobs.com, Ltd., as tenant.
10.14**    Line of Credit, dated as of October 3, 1998, granted by The Dime Savings Bank to HotJobs.com, Ltd.
10.15**    Line of Credit, dated as of October 3, 1999, granted by The Dime Savings Bank to OTEC Consulting, Inc.,
           RBL Agency, Ltd. and OTEC, Inc.
10.16**    Employment Agreement, dated as of June 18, 1999, between HotJobs.com and George J. Nassef, Jr.+
10.17**    401(K) Plan.
23.1*      Consent of KPMG LLP.
23.2**     Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1).
24.1**     Powers of Attorney (See Signature Page).
27.1**     Financial Data Schedule.


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*  Filed herewith.



** Previously filed.


+  Indicates compensatory plan or arrangement.